

Community Banking at its Best

2012 Annual Report


OLD
POINT
FINANCIAL
CORPORATION





What Community Means to Old Point

We will serve the financial needs of our customers.

We will provide dependable products, fairly priced.

We will be full partners in the growth and development of our community.

We will value and reward our employees' contributions.

We will return a fair profit to our shareholders.

Excellent service is the hallmark of our business.







A Letter to Our Stockholders

Community Banking At Its Best

In 1923, Old Point opened behind the counter of Cooper's Confectionary Store on Mellen Street in downtown Phoebus, Virginia. We combined small town customer service with competitive products and services and called our customers by name. We believed in giving back, in helping our community grow, and in preparing our customers for the future. Today, after 90 years, our name, local management, and mission remain the same, even though our footprint has extended nearly 40 miles in both directions. The best part about our story is that it is just beginning.

Over the past year, the economy has continued to improve and Old Point's own financial story has remained strong and poised for future growth. Old Point Financial Corporation's total assets have grown by $58 million, an increase of 6.83%. Old Point reported a net income of $4.2 million, or $0.84 per diluted share of stock. Additionally, the decrease in net loans charged off contributed to a reduction in our provision for loan losses from $3.7 million in 2011 to $2.4 million in 2012. This increased our net income, allowing Old Point to increase profits by 27.26% in 2012.

In 2012, Old Point focused on developing new and expanding existing relationships. Our sales team helped customers increase efficiencies and grow their businesses using products and services like Remote Deposit Capture, Merchant Card Services, Treasury Management, and 401(k).



Robert F. Shuford
Chairman of the Board
OPNB/OPFC

Stepping Up

The Arc of the Virginia Peninsula

When The Arc of the Virginia Peninsula found themselves without a roof, Old Point stepped in to help them find and finance a new headquarters.


The Arc
Virginia Peninsula

During our 90th Anniversary, Old Point has the unique opportunity to make a difference, not only with our business decisions, but within the community as well. In an effort to fully deliver our company culture, we sponsored and partnered with more than 300 unique events and charitable organizations in Hampton Roads and will continue to help build a better community in the years to come. In addition, unlike our national competitors, 100% of our employees live, shop, and celebrate in the same footprint that Old Point serves. When you bank with Old Point your dollars are reinvested in our community where we consciously choose to make a difference every day.

In 2013, our primary goal is to expand our relationships with our customers and offer the finest products and personal service available. We are proud to celebrate our 90th Anniversary and the success that it showcases. Lastly, we look forward to seeing you at our Annual Stockholders' Meeting on Tuesday, May 28, 2013, at the Hampton Roads Convention Center in Hampton, Virginia.

In the meantime, we appreciate your continued support of our efforts, and thank each of you for being a part of the Old Point story.

Thank you for your commitment to Old Point,

Robert F. Shuford
Chairman, President & Chief Executive Officer



Making Moves

Families turn to Old Point Mortgage

For Andre Conwell, a house seemed out of reach. Thanks to hard work, family support and the help of Lisa McNeil, Mortgage Loan Officer at Old Point Mortgage, Andre and his family have moved into a home of their own.

Selected Financial Highlights

Total Assets
(in thousands)



$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
2008
2009
2010
2011
2012

Total Deposits
(in thousands)



$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2008
2009
2010
2011
2012

Total Loans
(in thousands)



$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2008
2009
2010
2011
2012

Years ended December 31, *(in thousands except per share data)*	2012	2011	2010	2009	2008
RESULTS OF OPERATIONS					
Interest income	$ 32,580	$ 36,251	$ 40,890	$ 41,682	$ 46,501
Interest expense	5,774	6,715	9,982	14,323	19,006
Net interest income	26,806	29,536	30,908	27,359	27,495
Provision for loan losses	2,400	3,700	8,800	6,875	2,400
Net interest income after provision for loan losses	24,406	25,836	22,108	20,484	25,095
Net gains (losses) on available-for-sale securities	2,313	787	541	290	(47)
Noninterest income	12,646	11,409	12,098	12,324	12,769
Noninterest expenses	34,183	33,679	33,051	31,205	28,376
Income before income taxes	5,182	4,353	1,696	1,893	9,441
Income tax expense	995	1,063	149	211	2,651
Net income	$ 4,187	$ 3,290	$ 1,547	$ 1,682	$ 6,790
FINANCIAL CONDITION					
Total assets	$ 907,499	$849,504	$886,842	$ 921,422	$834,965
Total deposits	753,816	690,879	679,214	662,502	646,524
Total loans	471,133	520,327	586,619	635,242	637,452
Stockholders' equity	89,300	85,865	80,952	81,608	82,898
Average assets	869,436	853,849	924,709	868,082	832,533
Average equity	87,912	83,322	82,513	82,772	82,195
PERTINENT RATIOS					
Return on average assets	0.48%	0.39%	0.17%	0.19%	0.82%
Return on average equity	4.76%	3.95%	1.87%	2.03%	8.26%
Dividends paid as a percent of net income	23.67%	30.12%	79.64%	137.16%	47.66%
Average equity as a percent of average assets	10.11%	9.76%	8.92%	9.54%	9.87%
PER SHARE DATA					
Basic earnings per share	$ 0.84	$ 0.66	$ 0.31	$ 0.34	$ 1.39
Diluted earnings per share	0.84	0.66	0.31	0.34	1.38
Cash dividends declared	0.20	0.20	0.25	0.47	0.66
Book value	18.01	17.31	16.40	16.60	16.90
GROWTH RATES					
Year-end assets	6.83%	-4.21%	-3.75%	10.35%	1.51%
Year-end deposits	9.11%	1.72%	2.52%	2.47%	8.45%
Year-end loans	-9.45%	-11.30%	-7.65%	-0.35%	6.75%
Year-end equity	4.00%	6.07%	-0.80%	-1.56%	4.00%
Average assets	1.83%	-7.66%	6.52%	4.27%	0.95%
Average equity	5.51%	0.98%	-0.31%	0.70%	6.09%
Net income	27.26%	112.67%	-8.03%	-75.23%	-14.79%
Cash dividends declared	0.00%	-20.00%	-46.81%	-28.79%	8.20%
Book value	4.04%	5.55%	-1.20%	-1.78%	4.06%

CORPORATE PROFILE

Old Point Financial Corporation is the parent company of The Old Point National Bank of Phoebus, which serves the entire Hampton Roads community, and Old Point Trust & Financial Services, N.A., Hampton Roads' foremost wealth management services provider. Old Point Financial Corporation is dedicated to providing excellent customer service to consumers and businesses through a complete range of financial products.

Old Point Executive Officers



Melissa L. Burroughs
Executive Vice President
Chief Lending Officer



Laurie D. Grabow
Executive Vice President
Chief Financial Officer



Louis G. Morris
President & CEO
Old Point National Bank



Robert F. Shuford, Jr.
Senior Executive Vice President
Chief Operating Officer



Joseph R. Witt
Senior Executive Vice President
Chief Administrative Officer

Old Point Trust Executive Officers



C. Kay Alligood
Senior Vice President
Chief Administrative Officer



Eugene M. Jordan, II
President & CEO



McKim Williams, Jr.
Senior Vice President
Chief Investment Officer

Board of Directors

Old Point National Bank/Old Point Financial Corporation



James Reade Chisman
President, J. R. Chisman Development Co.



Dr. Richard F. Clark
Retired Pathologist Sentara Hampton General Hospital



Russell Smith Evans, Jr.
Retired Assistant Treasurer and Corporate Fleet Manager Ferguson Enterprises



Michael A. Glasser
Attorney-at-Law/Member Glasser and Glasser, PLC



Dr. Arthur D. Greene
Retired Orthopaedic Surgeon & Sentara Healthcare Administrator



Stephen D. Harris
Attorney-at-Law/Partner Geddy, Harris, Franck & Hickman, L.L.P.



John Cabot Ishon
President Hampton Stationery



John B. Morgan, II
President Morgan-Marrow Insurance



Louis G. Morris
President & CEO OPNB



Robert L. Riddle, CCIM
President Riddle Associates, Inc.



Dr. H. Robert Schappert
Retired President Beechmont Veterinary Associates, Ltd.



Robert F. Shuford
Chairman of the Board OPNB/OPFC



Robert F. Shuford, Jr.
Senior Executive Vice President Chief Operating Officer OPNB



Ellen Clark Thacker
Executive Director Peninsula SPCA



Joseph R. Witt
Senior Executive Vice President Chief Administrative Officer OPNB

Old Point Trust & Financial Services, N.A.



James Reade Chisman
President, J. R. Chisman Development Co.



Dr. Richard F. Clark
Retired Pathologist Sentara Hampton General Hospital



Cyrus A. Dolph, IV
Partner, Clarke, Dolph, Rapaport, Hull, Brunick & Garriott, PLC



Dr. Arthur D. Greene
Retired Orthopaedic Surgeon & Sentara Healthcare Administrator



Dr. William S. Hunt, D.D.S.



John Cabot Ishon
President Hampton Stationery



Eugene M. Jordan, II
President & CEO OPT&FS, N.A.



Robert F. Shuford
Chairman of the Board OPNB/OPFC



Ellen Clark Thacker
Executive Director Peninsula SPCA



Joseph R. Witt
Senior Executive Vice President Chief Administrative Officer OPNB

Old Point Regional Boards

Chesapeake Board

Chairman

Robert L. Riddle, CCIM
President
Riddle Associates, Inc.

Mark S. Cox, APR
Director of Public Communications
City of Chesapeake

Roland Davis, M&AMI, CBI, SBA, CMEA
President/Owner
Sajomach Business Services, Inc.

Linda G. Doland, CRC
Senior Vice President
Chesapeake City Executive, Old Point National Bank

Sarah S. Hull
Attorney/Partner
Clarke, Dolph, Rapaport, Hull, Brunick & Garriott, PLC

James L. Knox
President
Knox Studios, Inc.

Sherri L. Miles
Vice President
J.D. Miles & Sons, Inc.

Charles W. Snader, CPA
President
Charles W. Snader, P.C.

Stephen John Telfeyan
Attorney
Basnight, Kinser, Telfeyan, Leftwich & Nuckolls, PC

Jesse Williams
President
WFT Promotions

Hampton Board

Chairman

John Cabot Ishon
President
Hampton Stationery

Stephen C. Adams
Group Vice President
POMOCO Group, Inc.

Robert R. Harper, Jr.
Owner
Bob Harper Photography (Bobcat Studios)

William H. Hobbs, Jr.
General Sales Manager
Business Improvement LLC

Stephen M. Mallon
Executive Vice President
Craig Davis Properties, Inc.

Henry L. Mills
Senior Vice President
Hampton City Executive
Old Point National Bank

Troy Smith, Jr.
President
Smith Bros. Enterprises, Inc.

M. Kenneth Taylor, Jr.
President
M.K. Taylor, Jr. Contractors, Inc & Taylor Waste Service

Elizabeth S. Wash
President, Shred-It

Dorothy Wright
Realtor, General Manager, Executive Vice President
Abbitt Realty LLC

Newport News Board

Chairman

Dr. H. Robert Schappert
Retired President
Beechmont Veterinary Hospital, Ltd.

Charles C. Allen, FAICP
Urban Planning Consultant

Grady M. Blaylock
Chairman of the Board/CEO Equidata

Richard Donaldson
Managing Partner
Jones, Blechman, Woltz & Kelly, P.C.

Crosby C. Forrest
Owner
Dixie R.V. Superstore

G. Royden Goodson, III
President
Warwick Plumbing & Heating Corporation

Thaddeus B. Holloman
Senior Vice President
Newport News City Executive, Old Point National Bank

Barry A. Layman
CEO
The Colony Group

Beth Moore
Member
Beth W. Moore, CPA, PLLC

Patrick R. Parcells, M.D.
Senior Vice President/Acute Care Division Administrator
Riverside Regional Medical Center

Norfolk Board

Chairman

Michael A. Glasser
Attorney-at-Law/Member, Glasser and Glasser, PLC

Michael E. Glenn
Principal
Luna Development

Daun Hester
President
Hester & Company

Joseph R. Lassiter, Jr.
Attorney
Roussos, Lassiter, Glanzer & Barnhart PLC

Sharon McDonald
Commissioner of Revenue
City of Norfolk

Paul H. Peck
President
First Home Properties, LLC

Tonya Perkins
Senior Vice President
Norfolk City Executive
Old Point National Bank

W. Wayne Perry, Jr.
Owner/President
Community Personal Care, Inc.

Thom N. Vourlas
Co-Owner/Operator
Naro Expanded Cinema

Virginia Beach Board

Chairman

Robert L. Riddle, CCIM
President
Riddle Associates, Inc

Robert G. Bielat, CPA
Partner
Cherry, Bekaert & Holland, LLP

Linwood Branch
Owner
Lynn-Dee Motel, Inc. and Lar-Jac Corporation

Michael Galvin
Senior Vice President
Virginia Beach City Executive, Old Point National Bank

Tom B. Langley, PE, LS
President
Langley & McDonald Engineers, Planners, Surveyors

Dr. Kenneth A. LeBow
Optometrist

Cheryl P. McLeskey
CEO
McLeskey & Associates, LLC

John T. Midgett
Principal
Midgett & Preti, PC

Patricia A. Phillips
Director of Finance
City of Virginia Beach

Chris Wood
Vice President
JD&W, Inc

Historic Triangle Board

Chairman

Stephen D. Harris
Attorney-at-Law/Partner
Geddy, Harris, Franck & Hickman LLP

Meredith Collins
President/Owner/Publisher
Collins Group, LLC
Next Door Neighbors Magazine

Brad Dorris
Senior Vice President
Historic Triangle Executive, Old Point National Bank

Michael Fox
Assistant to the President and Secretary to the Board of Visitors
The College of William & Mary

Ben Hill
President
Carcoop, Inc.
T/A Yogurtini

David L. Julien
Vice President and General Manager
Williamsburg Chrysler Jeep Dodge Kia

Dr. Thomas L. Munzel
President
Pulmonary & Sleep Consultants of Williamsburg

Mildred B. West
Director of Special Projects in Athletics
The College of William & Mary

John Wilson
Principal Broker/Owner
Brooks Real Estate/Coldwell Banker







Old Point Retirees

Congratulations to our 2012 retirees. We thank each of you for your dedicated service to Old Point and wish you well in retirement!

June Caswell
Customer Service Representative

June joined Old Point 32 years ago and spent her entire career serving customers, retiring from our Sherwood office. Her customers and Old Point family will miss her warm personality and outstanding customer service.

Gladys Cherry
Teller

Gladys retired after 17 years as a Teller at our West Mercury office. Over the years her customers and teammates came to count on Gladys' thoughtfulness, compassion and sense of humor.

Lisa Gilley
Customer Relations Specialist

Lisa retired as Customer Relations Specialist after 20 years of service. She had worked in several branches before finding her home at the Sherwood office, where she was always willing to go above and beyond for her customers.

LaRue Hayes
Collateral Documentation Specialist

After more than 12 years, LaRue retired as Collateral Documentation Specialist. She was always willing to lend a helping hand and displayed integrity throughout her career.

Bryan Landrum
Loan Review Officer

Bryan spent 39 years with Old Point before retiring as Loan Review Officer. His hard work and willingness to help teammates and customers will be missed.

Judy Lawson
Human Resources Assistant

After 12 years, Judy retired as Human Resources Assistant. Her smiling face and friendly attitude are deeply missed.

Sharing Passion

Dog 'n Burger and No Frill Bar and Grill

"I wanted to work with a bank that gives back to my community." When Jerry Meltsner, owner of Dog 'n Burger and No Frill Bar and Grill, was looking for a banking partner he turned to Kelly Johnson, branch manager of our Ghent office, who shares his passion for Hampton Roads.


NO FRILL
Bar and Grill

Old Point Retirees Continued

Cindy Maston
Accounting Specialist

Cindy joined Old Point 21 years ago and worked in several departments before joining Finance. Her bank-wide knowledge gave her the ability to better serve her customers and fellow employees.

Jim Newsom
Norfolk Regional Executive Officer

After 13 years of service, Jim retired as Senior Vice President and Regional Executive Officer. He was a mentor and a leader who went above and beyond for his customers.

Jewell Reid
Customer Relations Specialist

Jewell joined Old Point 30 years ago and was a beloved member of our Warwick office. Her devotion to her customers and community will be missed.

Vinetta Robinson
Deposit Services Manager

Vinetta retired after 14 years of service as Deposit Services Manager. For nearly her entire career, she managed the day-to-day operations of the Deposit Services department.

Judy Schmidt
Loan Services Manager

Judy retired as the Loan Services Manager after 32 years with Old Point. During her time with the bank she always went above and beyond what was asked of her. Her commitment to her team will be missed.

Jean Shelton
Teller

Jean retired after 11 years of service as a Teller at our Professional Park office. Teammates described Jean as friendly, outgoing, always courteous and eager to assist customers. She was a truly dedicated employee.

Harriet Skinner
Commercial Account Assistant

Harriet joined Old Point five years ago with a wealth of banking experience. As Commercial Account Assistant, her knowledge helped improve workflow and efficiency, as well as build strong client relationships.

Brenda Trotter
Teller

Brenda retired after 15 years as a Teller at our Woodland Road office. Customer service was always Brenda's top priority, and she will be missed!

Larry Turner
Bank Appraisal Officer

Larry spent eight years with Old Point before retiring as Bank Appraisal Officer. He was a great asset to the Credit Administration team and a pleasure to work with.

Patricia Watterton
Teller

Pat retired after seven years as a Teller at our Woodland Road office. Over the years, her teammates and customers came to rely on Pat's friendly attitude and excellent customer service.

Shirley Winfield
IRA Specialist

After 20 years of service, Shirley retired as IRA Specialist. She was an asset to her department and a valued team member who will be greatly missed!

Corporate Information

Analysts, investors and others seeking financial information about Old Point Financial Corporation should contact Erin Black, Vice President/Marketing Director (757.251.2792).

TRANSFER AGENT Computershare Investor Services, P.O. Box 43078, Providence, RI 02940-3078. Shareholder inquiries: 1.800.633.4236, www.computershare.com. Investors who have questions about their accounts, wish to change ownership of their stock or wish to report lost, stolen or destroyed certificates, please contact Computershare. Investors may also gain access to their Old Point Financial Corporation stock information by visiting www.computershare.com/investor.

ANNUAL MEETING The Old Point Financial Corporation Annual Stockholders' Meeting will be held May 28, 2013, at the Hampton Roads Convention Center in Hampton, Virginia.

FORM 10-K Copies of Old Point Financial Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained after April 30, 2013, by writing: Laurie D. Grabow, Chief Financial Officer and Executive Vice President of Finance, Old Point Financial Corporation, P.O. Box 3392, Hampton, Virginia 23663.

NASDAQ SYMBOL: OPOF Old Point Financial Corporation stock is traded on the Nasdaq market. The Nasdaq symbol is OPOF.

INDEPENDENT ACCOUNTANTS Yount, Hyde & Barbour, P.C., Winchester, VA 22601


1923
90
YEARS
2013
OLD
POINT
NATIONAL BANK

OldPoint.com
757.728.1200


OLD
POINT
TRUST

OldPointTrust.com
757.599.2200

P.O. Box 3392 | Hampton, VA 23663 |   



R. F. Shuford
Chairman & President

April 18, 2013

Dear Fellow Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Old Point Financial Corporation, the holding company for The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A. The meeting will be held on Tuesday, May 28, 2013 at 6:00 p.m. at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia. The accompanying Notice and Proxy Statement describe the matters to be presented at the meeting. Also accompanying the proxy statement is our 2012 Annual Report to Stockholders that will be reviewed at the Annual Meeting.

We are pleased to be using the Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of this Proxy Statement and our 2012 Annual Report to Stockholders. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to obtain a paper copy of our proxy materials, including the Proxy Statement, our 2012 Annual Report to Stockholders and a proxy card. All stockholders who do not receive a Notice of Internet Availability of Proxy Materials will receive a paper copy of the proxy materials by mail. We believe that this process will benefit our stockholders by expediting their receipt of the proxy materials, reducing the cost of printing and distributing our proxy materials and conserving natural resources.

Please complete, sign, date, and return your proxy card or follow the instructions on your proxy card to vote by telephone or over the Internet as soon as possible. Whether or not you will be able to attend the Annual Meeting, it is important that your shares be represented and your vote recorded. If you decide to attend the Annual Meeting in person, you can revoke your proxy any time before it is voted at the Annual Meeting (provided that, if your shares are held in "street name" through a bank, broker or other holder of record, and you plan to vote in person at the Annual Meeting, you should contact your bank, broker or agent to obtain a legal proxy or broker's proxy card to bring to the meeting as proof of your authority to vote the shares).

We appreciate your continuing loyalty and support of Old Point Financial Corporation.

Sincerely,

Robert F. Shuford, Sr.
Chairman of the Board and President

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street, P.O. Box 3392, Hampton, Virginia 23663

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OLD POINT FINANCIAL CORPORATION
1 West Mellen Street
Hampton, Virginia 23663

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD MAY 28, 2013

The 2013 Annual Meeting of Stockholders of Old Point Financial Corporation (the "Company") will be held at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia, on Tuesday, May 28, 2013, at 6:00 p.m. for the following purposes:

1. To elect 15 directors to the Board of Directors of the Company to serve until the 2014 Annual Meeting of Stockholders, as described in the Proxy Statement accompanying this notice;

2. To approve, in an advisory, non-binding vote, the compensation of the Company's named executive officers as disclosed in the accompanying proxy statement;

3. To recommend, in an advisory, non-binding vote, the frequency of future advisory votes on executive compensation;

4. To ratify the appointment of Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on March 20, 2013 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

Louis G. Morris
Secretary to the Board

April 18, 2013

IMPORTANT NOTICE

Please complete, sign, date, and return your proxy card in the accompanying postage paid envelope or follow the instructions on your proxy card to vote by telephone or over the Internet so that your shares will be represented at the meeting. Stockholders attending the meeting may personally vote on all matters that are considered, in which event their signed proxies are revoked (provided that, if your shares are held in "street name" through a bank, broker or other holder of record, and you plan to vote in person at the Annual Meeting, you should contact your bank, broker or agent to obtain a legal proxy or broker's proxy card to bring to the meeting as proof of your authority to vote the shares). If you vote by Internet or telephone, please do not mail your proxy card.

OLD POINT FINANCIAL CORPORATION
1 West Mellen Street
Hampton, Virginia 23663

PROXY STATEMENT

2013 ANNUAL MEETING OF STOCKHOLDERS
To be held on May 28, 2013

General

This proxy statement is furnished to holders of the common stock of Old Point Financial Corporation (the "Company") in connection with the solicitation by and on behalf of the Company's Board of Directors of proxies to be used at the Company's 2013 Annual Meeting of Stockholders (the "Annual Meeting") to be held Tuesday, May 28, 2013, at 6:00 p.m. at The Hampton Roads Convention Center, 1610 Coliseum Drive, Hampton, Virginia.

Electronic Notice and Mailing; Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 28, 2013.

Pursuant to the rules promulgated by the Securities and Exchange Commission (the "SEC"), the Company has elected to make its proxy materials available to stockholders on the Internet or by delivering paper copies of these materials by mail. Accordingly, on or about April 18, 2013, the Company mailed a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to some stockholders and mailed paper copies of the proxy materials to some stockholders. If you received a Notice of Internet Availability by mail, you will not automatically receive a paper copy of the proxy materials by mail. Instead, the Notice of Internet Availability contains instructions on how to access and review this proxy statement, form of proxy card and our 2012 Annual Report to Stockholders and vote via telephone or via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability. As of April 18, 2013, and for a period through the date of the Annual Meeting, all stockholders will have the ability to access all of the proxy materials at www.envisionreports.com/opof.

The proxy materials include:

* Our proxy statement for the Annual Meeting;
* Our 2012 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2012; and
* Our proxy card.

Voting and Revocation of Proxies

If you are a stockholder of record, you may vote in person at the Annual Meeting or by proxy. You may vote your shares by proxy in one of the following ways: (1) use the toll-free number on your proxy card or follow the instructions on the Notice of Internet Availability to submit your proxy via telephone; (2) visit the website shown on your proxy card or Notice of Internet Availability to submit your proxy via the Internet; or (3) if you have received a printed copy of our proxy materials, complete, sign, date and return the proxy card in the postage paid envelope provided with such printed materials.

If your shares are held in "street name," through a broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares and you will need to follow those instructions in order to vote your shares. Many brokers also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your brokerage firm on your vote instruction form. As the record holder of your shares, your broker is required to vote your shares according to your instructions. Under the current rules of the New York Stock Exchange, or NYSE, if you do not give instructions to your broker, it will still be able to vote your shares with respect to certain "routine" items, but will not be allowed to vote your shares with respect to certain "non-routine" items. The ratification of Yount, Hyde & Barbour, P.C. as our independent registered public accounting firm (proposal four) is considered to be a routine item under the NYSE rules and your broker will be able to vote on that item even if it does not receive instructions from you, so long as it holds your shares in its name. **The election of directors (proposal one), the advisory vote on the compensation of the Company's named executive officers (proposal two), and the advisory vote of the frequency of future advisory votes on executive compensation (proposal three) are "non-routine" items. If you do not instruct your broker how to vote with respect to these items, your broker may not vote your shares with respect to these proposals.** "Broker non-votes" are shares held by customers that may not be voted on certain matters because the broker has not received specific instructions from the customers.

If you are a stockholder of record, you may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods: (1) submit a written notice of revocation to the Secretary of the Company by the close of business on May 27, 2013; (2) submit a completed proxy card bearing a later date than your original proxy card by the close of business on May 27, 2013; (3) use the toll-free number shown on your proxy card or follow the instructions on the Notice of Internet Availability to submit your proxy via telephone, by 6:00 p.m., Eastern time, May 28, 2013; (4) visit the website shown on your proxy card or Notice of Internet Availability and follow the instructions to submit your proxy via the Internet, by 6:00 p.m., Eastern time, May 28, 2013; or (5) attend the Annual Meeting and request to vote in person.

If your shares are held in "street name" through a bank, broker or other holder of record, you should follow the instructions from your bank, broker or agent to revoke your proxy or change your vote.

Voting your shares via telephone or via the Internet, or sending in a proxy card will not affect your right to attend the Annual Meeting and to vote in person. If your shares are held in "street name" through a bank, broker or other holder of record, and you plan to vote in person at the Annual Meeting, you should contact your bank, broker or agent to obtain a legal proxy or broker's proxy card to bring to the meeting as proof of your authority to vote the shares.

Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. If a stockholder specifies how the proxy is to be voted with respect to any proposals for which a choice is provided, the proxy will be voted in accordance with such specifications. If a stockholder fails to specify with respect to such proposals, the proxy will be voted **FOR** the election of the director nominees in proposal one; **FOR** approval of the compensation of the Company's named executive officers in proposal two; for an **EVERY YEAR** frequency for future advisory votes on executive compensation in proposal three; and **FOR** the ratification of the appointment of Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm in proposal four, as set forth in the accompanying notice and further described herein.

Voting Rights of Stockholders

Only those stockholders of record at the close of business on March 20, 2013, are entitled to notice of and to vote at the Annual Meeting, or any adjournments thereof. The number of shares of common stock of the Company outstanding and entitled to vote at the Annual Meeting is 4,959,009. The Company has no other class of stock outstanding. The presence of a majority of the shares entitled to be voted, represented in person or by proxy, will constitute a quorum for the transaction of business.

Each share of Company common stock entitles the record holder thereof to one vote for each matter to be voted upon at the Annual Meeting, except that in the election of directors cumulative voting entitles a stockholder to give one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned by such stockholder or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit. The Board of Directors will instruct the proxies to use cumulative voting, if necessary, to elect all or as many of the nominees as possible. Shares for which the holder has elected to abstain or to withhold the proxies' authority to vote (including broker non-votes) on a matter will count toward a quorum, but will not be included in determining the number of votes cast with respect to a matter.

With regard to the election of directors, votes may be cast in favor or withheld. If a quorum is present, the nominees receiving the greatest number of affirmative votes cast at the Annual Meeting, even though less than a majority, will be elected directors; therefore, votes withheld and broker non-votes will have no effect.

With regard to the advisory vote on the frequency of future advisory votes on executive compensation, stockholders may vote for a frequency of every year, every two years or every three years, or may abstain from voting. If a quorum is present, the frequency that receives the highest number of votes in favor, even though less than a majority, will be the frequency that is recommended by the stockholders. Therefore, abstentions and broker non-votes will have no effect.

For all other proposals, votes may be cast in favor or against, or stockholders may abstain from voting. Approval of these other proposals (including the advisory vote to approve executive compensation and the ratification of the Company's independent registered public accounting firm) requires an affirmative vote of a majority of the shares cast on the matter. Thus, although abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum, they are generally not counted for purposes of determining whether such a matter has been approved and will have no effect.

Directions to Annual Meeting

To obtain directions to attend the Annual Meeting and vote in person, please contact Sandra Routten, the Company's Corporate Administrative Officer, at (757) 728-1231.

Security Ownership of Certain Beneficial Owners and Management

The following table shows the share ownership as of March 20, 2013, of the stockholders known to the Company to be the beneficial owners of more than 5% of the outstanding shares of the Company's common stock, with the exception of Old Point Trust & Financial Services, N.A., which shows the share ownership as of February 28, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Old Point Trust & Financial Services, N.A. 11780 Jefferson Avenue, Suite D Newport News, Virginia 23606	1,144,456 [2]	28%
James Reade Chisman 609 Washington Street Hampton, Virginia 23669	382,792 [3] [4]	7.7 %

Robert F. Shuford, Sr. 1 West Mellen Street P.O. Box 3392 Hampton, Virginia 23663	579,729 (3) (5)	11.7 %
VuBay Foundation P.O. Box 3552 Hampton, Virginia 23663	279,552 (6)	5.6 %
Ann DeVenny Wallace 2626 South Lynn Street Arlington, Virginia 22202-2264	287,171 (3)	5.8 %

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act") under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days.

(2) According to information provided to the Company by the Trust Company, as of February 28, 2013, the Trust Company had sole voting power with respect to 527,691 of these shares, sole dispositive power with respect to 478,434 of these shares and shared dispositive power with respect to 94,256 of these shares, but as a matter of state law, the Trust Company must refrain from voting any of these shares unless a co-fiduciary is appointed for the sole purpose of voting the shares. The Trust Company has no voting power (sole or shared) with respect to 616,765 of these shares and has no dispositive power (sole or shared) with respect to 571,766 of these shares. The 1,144,456 shares are held by the Trust Company as trustee of various trust accounts, of which one trust account holds more than 5% of the Company's outstanding shares.

(3) According to information provided to the Company by VuBay Foundation, James Reade Chisman, Robert F. Shuford, Sr. and Ann DeVenny Wallace (the "VuBay information"), as of March 20, 2013, Mr. Chisman has sole voting and dispositive power with respect to 61,772 shares and shared voting and dispositive power with respect to 318,520 shares. Mr. Shuford, Sr. has sole voting and dispositive power with respect to 149,341 shares and shared voting and dispositive power with respect to 421,283 shares. Ms. Wallace has sole voting and dispositive power with respect to 7,619 shares and shared voting and dispositive power with respect to 279,552 shares. Mr. Chisman, Mr. Shuford, Sr. and Ms. Wallace each disclaim any beneficial interest in 279,552 of the shares that he or she may be deemed to beneficially own by virtue of his or her position as a director of VuBay Foundation, the holder of record of 279,552 shares. In their capacities as directors of VuBay Foundation, Mr. Chisman, Mr. Shuford, Sr. and Ms. Wallace each share with the other two directors voting and dispositive power with respect to the shares held by VuBay Foundation.

(4) See also footnotes 2 and 4 on page 6.

(5) See also footnotes 2 and 11 on page 6.

(6) According to the VuBay information, as of March 20, 2013, VuBay Foundation has sole voting and sole dispositive power with respect to these 279,552 shares. VuBay Foundation's decision with respect to a vote or disposition of these 279,552 shares is dictated by the majority vote of the three directors of VuBay Foundation, who share voting and dispositive power with respect to the shares owned by VuBay Foundation, as described in footnote 3 to this table.

The following table shows, as of March 20, 2013, the beneficial ownership of the Company's common stock by each director, director nominee, and the named executive officers, and by all directors and executive officers of the Company as a group.

Name	**Amount and Nature of Beneficial Ownership**[1] [2]	**Percent of Class**
James Reade Chisman	382,792 [3] [4]	7.7 %
Dr. Richard F. Clark	128,355 [5]	2.6 %
Russell Smith Evans, Jr.	17,713 [6]	0.4 %
Michael A. Glasser	2,858	0.1 %
Dr. Arthur D. Greene	14,832	0.3 %
Stephen D. Harris	34,398 [7]	0.7 %
John Cabot Ishon	50,312 [8]	1.0 %
John B. Morgan, II	14,258 [9]	0.3 %
Louis G. Morris	61,377	1.2 %
Robert L. Riddle, CCIM	13,249	0.3 %
Dr. H. Robert Schappert	174,511 [10]	3.5 %
Robert F. Shuford, Sr.	579,729 [3] [11]	11.7 %
Robert F. Shuford, Jr.	28,910 [12]	0.6 %
Ellen Clark Thacker	4,859 [13]	0.1 %
Joseph R. Witt	7,095	0.1 %
Laurie D. Grabow	8,048 [14]	0.2 %
All directors & executive officers as a group (18 persons)	1,286,239 [15]	25.9 %

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within sixty days.

(2) Includes shares that may be acquired within sixty days of March 20, 2013 pursuant to the exercise of stock options granted under the 1998 Old Point Stock Option Plan – Mr. Chisman, 2,500 shares; Dr. Clark, 2,500 shares; Mr. Evans, 2,500 shares; Mr. Glasser, 0 shares; Dr. Greene, 2,500 shares; Mr. Harris, 2,500 shares; Mr. Ishon, 2,500 shares; Mr. Morgan, 2,500 shares; Mr. Morris, 9,105 shares; Mr. Riddle, 1,250 shares; Dr. Schappert, 2,500 shares; Mr. Shuford, Sr., 9,105 shares; Mr. Shuford, Jr., 6,250 shares; Mrs. Thacker, 2,500 shares; Mr. Witt, 1,250 shares; Mrs. Grabow, 6,250 shares; Mr. Jordan, II, 6,250 shares; and Ms. Burroughs, 3,125 shares.

(3) See footnote 3 on page 4.

(4) Includes 21,500 shares held by Mr. Chisman's spouse, as to which Mr. Chisman shares voting and investment power through a power of attorney and 17,468 shares held by Mountain Eagle Co., of which Mr. Chisman is President and has shared voting and investment power.

(5) Includes 375 shares held by Dr. Clark's spouse, as to which Dr. Clark has no voting or investment power.

(6) Includes 7,088 shares held by Mr. Evans' spouse, as to which Mr. Evans has no voting or investment power.

(7) Includes 947.8921 shares as to which Mr. Harris shares voting and investment power.

(8) Includes 7,500 shares as to which Mr. Ishon shares voting and investment power, and 15,210 shares held by Mr. Ishon's spouse, as to which Mr. Ishon has no voting or investment power.

(9) Includes 375 shares held by Mr. Morgan's spouse, as to which Mr. Morgan has no voting or investment power, and 5,007.7086 shares held by Morgan-Marrow Insurance, of which Mr. Morgan is President and as to which Mr. Morgan has shared voting and investment power.

(10) Includes 2,925 shares as to which Dr. Schappert shares voting and investment power, and 726 shares held by Dr. Schappert's spouse, as to which Dr. Schappert has no voting or investment power, and 113,917 shares held in a trust for Dr. Schappert's spouse for which Dr. Schappert serves as co-trustee, but has no voting or investment power.

(11) Includes 141,731 shares held by Mr. Shuford, Sr.'s spouse, as to which Mr. Shuford, Sr. shares voting and investment power and 23,856 shares that are pledged as collateral.

(12) Includes 2,297.0901 shares held by Mr. Shuford, Jr.'s spouse as custodian for their children under the Uniform Transfer to Minors Act and an additional 188.6713 shares held by his spouse as to which Mr. Shuford, Jr. has no voting or investment power, and 4,312 shares that are pledged as collateral.

(13) Includes 562 shares as to which Mrs. Thacker shares voting and investment power, and 835 shares as to which Mrs. Thacker has no voting or investment power.

(14) Includes 1,184.3809 shares as to which Mrs. Grabow shares voting and investment power.

(15) Includes shares beneficially owned by Melissa L. Burroughs, Executive Vice President/Chief Lending Officer, 932.1290 of which Ms. Burroughs shares voting and investment power. Includes shares beneficially owned by Eugene M. Jordan, II, President/Old Point Trust & Financial Services, 7,700 of which Mr. Jordan, II shares voting and investment power and 1,062 of which are held by Mr. Jordan's spouse, as to which Mr. Jordan, II has no voting or investment power. Also includes 2,928 shares held by Mr. Jordan, II's spouse as custodian for her children under the Uniform Transfer to Minors Act, as to

which Mr. Jordan, II has no voting or investment power. Also includes 1,464 shares held in a Trust for Mr. Jordan, II's spouse, as to which he has no voting or investment power.

PROPOSAL ONE
ELECTION OF DIRECTORS

The fifteen persons named below, all of whom currently serve as directors of the Company, will be nominated to serve as directors until the 2014 Annual Meeting, or until their successors have been duly elected and have qualified. The persons named in the proxy will vote for the election of the nominees named below unless authority is withheld. The Company's Board believes that the nominees will be available and able to serve as directors, but if any of these persons should not be available or able to serve, the proxies may exercise discretionary authority to vote for a substitute proposed by the Company's Board.

Each nominee possesses characteristics that led the Board to conclude that he or she should serve as a director. The specific experience, qualifications, attributes and/or skills that the Board believes each nominee possesses are discussed immediately following the table below.

Name (Age)	Director Since [1]	Principal Occupation For Past Five Years
James Reade Chisman (69)	2003	President, J. R. Chisman Development Company, a commercial & residential construction company
Dr. Richard F. Clark (80)	1981	Retired Pathologist, Sentara Hampton General Hospital
Russell Smith Evans, Jr. (70)	1993	Retired, Assistant Treasurer and Corporate Fleet Manager, Ferguson Enterprises, Inc.
Michael A. Glasser (59)	2009	Attorney-at-Law, Member Glasser & Glasser, P.L.C.
Dr. Arthur D. Greene (68)	1994	Retired Sentara Healthcare Administrator Retired Orthopaedic Surgeon
Stephen D. Harris (71)	1988	Attorney-at-Law, Partner, Geddy, Harris, Franck & Hickman, L.L.P.
John Cabot Ishon (66)	1989	President, Hampton Stationery
John B. Morgan, II (66)	1994	President, Morgan-Marrow Insurance Company
Louis G. Morris (58)	2000	President & CEO, Old Point National Bank
Robert L. Riddle, CCIM (59)	2006	President, Riddle Associates, Inc., a full service commercial industrial real estate brokerage firm
Dr. H. Robert Schappert (74)	1996	Retired – President, Beechmont Veterinary Associates, Ltd.

Robert F. Shuford, Sr. (75)	1965	Chairman of the Board, President & CEO, Old Point Financial Corporation; Chairman of the Board, Old Point National Bank
Robert F. Shuford, Jr. (48)	2009	Senior Executive Vice President Chief Operating Officer, Old Point National Bank
Ellen Clark Thacker (51)	2006	Executive Director, Peninsula SPCA Former Executive Director, Gloucester-Mathews Humane Society; Former General Manager, BFI Waste Services, L.L.C.
Joseph R. Witt (52)	2007	Senior Executive Vice President Chief Administrative Officer Old Point National Bank; Former Treasurer – Ferguson Enterprises, Inc.

(1) If prior to 1984, refers to the year in which the individual first became a director of the Bank. All present directors of the Company are also directors of the Bank. Messrs. Chisman, Ishon, Shuford, Sr., Witt, Mrs. Thacker, Dr. Clark, and Dr. Greene are also directors of the Trust Company.

James Reade Chisman – Mr. Chisman received his A.S. degree from Bluefield Junior College and his B.S. degree from the University of Richmond. He has owned and operated J. R. Chisman Development Company for 25 years. He was vice president of Chisman Company for 7 years and from 1965 to 1980 he was vice president of WVEC TV station. Mr. Chisman is well known in the community and serves on many local boards. His expertise in the real estate arena makes him a valuable member of the Real Estate and Branch Committee. Mr. Chisman's prior experience as management in Chisman Company and the TV station also makes Mr. Chisman an asset to the Company's Strategic Planning Committee, Compensation and Benefits Committee, Real Estate and Branch Committee, and Directors Loan Review Committee, as well as to the Company's Board. Mr. Chisman also serves on the Trust Company's Board.

Dr. Richard F. Clark – Dr. Clark received his B.S. degree from the College of William & Mary and his M.D. from Medical College of Virginia. Dr. Clark completed his internship in Internal Medicine at Yale University and his residency in Pathology at the Medical College of Virginia. He has served in the Hampton Roads medical field for over 50 years. He has been an instructor in research and a professor of pathology. Dr. Clark has served on the boards of many local and state-wide organizations, including a major healthcare system. He has authored over 15 publications. Dr. Clark's extensive experience and leadership in for-profit and non-profit organizations and integral involvement in the community in which we serve provides the Board with a unique perspective on corporate strategy. His extensive expertise in many civic, professional, and charitable organizations makes Dr. Clark an asset to our Board. He serves on the Directors Loan Review Committee, and Compensation and Benefits Committee. The Board feels that Dr. Clark's experience and education make him an asset to the Company's Board of Directors. He also serves as Chairman of the Trust Company's Board and serves on the Trust Investment Committee.

Russell Smith Evans, Jr. – Mr. Evans served in the Army as an officer and retired medically from combat wounds. He is a graduate of Virginia Military Institute, where he received a B.A. in History, and received his M.B.A. from the College of William & Mary. He was employed at Ferguson Enterprises, a Wolseley Company, for 37 years and held the title of Assistant Treasurer/Corporate Fleet Manager. Mr. Evans is a member of the Finance Committee at First United Methodist Church in Hampton. The Board feels that his financial expertise qualifies Mr. Evans as an audit committee financial expert for our Audit Committee. He also serves on the

Compensation and Benefits Committee, Investment Committee, Insurance Committee, Directors Loan Committee and Real Estate and Branch Committee. The Board feels that this financial expertise also makes Mr. Evans an asset to the Company's Board.

Michael A. Glasser – Mr. Glasser received a B.A. in Government from the University of Virginia and a law degree from the University of Richmond Law School. He has been practicing law for 34 years. A few of the diverse areas of his practice include: representation of banks, credit unions, and financial services companies; commercial litigation; commercial disputes; and arbitration. Mr. Glasser is involved in many civic and professional organizations and prior to being elected to the Bank Board, he had prior experience serving on another local bank board. Mr. Glasser is on the Directors Loan Review Committee, Strategic Planning Committee and Real Estate and Branch Committee. He is also Chairman of the Bank's Norfolk Regional Board. We feel that his experience representing financial services companies and serving on another bank's board provides insight that makes Mr. Glasser a valuable asset to the Company's Board.

Dr. Arthur D. Greene – Dr. Greene received his B.S. from Knoxville College and his M.D. from Howard University College of Medicine. Dr. Greene completed his internship in general surgery at Akron General Hospital and his residency in Orthopaedic Surgery at Akron General Hospital and Pediatric Orthopaedic Surgery at Akron Children's Hospital. He also served in the U.S. Army Medical Corps as Chief of Orthopaedics at Kenner Army Hospital. He practiced medicine for 35 years. Dr. Greene began his private practice in 1977 and joined the practice of Tidewater Orthopaedic Associates with two large offices in Hampton and Newport News, of which he was a partner. He worked as an Administrator at Sentara Careplex Hospital until December 31, 2011, where he was responsible for much of the day-to-day responsibilities of medical affairs. Dr. Greene served as a director of Sentara Healthcare and is involved in many professional organizations in the community. Dr. Greene serves on the Trust Company's Board, the Company's Audit and Executive Committees. He is also Chairman of the Compensation and Benefits Committee. The Board feels that the multiple degrees of expertise make Dr. Greene an asset to the Company's Board.

Stephen D. Harris – Mr. Harris graduated from the Marshall-Wythe School of Law at the College of William & Mary and was admitted to the Virginia bar in 1967. He has been practicing law for over 45 years. He received his B.A. in Economics and Psychology in 1963 from Mount Union College in Ohio. Mr. Harris has served on the Williamsburg City Council. He is involved in many civic and professional organizations. Mr. Harris's extensive legal career helps guide our Board on a variety of matters. Mr. Harris provides valuable advice on the Real Estate and Branch Committee, Directors Loan Review Committee, Audit Committee and Executive Committee on which he serves. Mr. Harris is also Chairman of the Bank's Historic Triangle Regional Board. The Board feels that Mr. Harris's experience and background make him a valuable asset to the Company's Board.

John Cabot Ishon – Mr. Ishon is a 1969 graduate of Virginia Military Institute with a B.S. in Biology. After graduation he taught and coached at Thomas Eaton Junior High School. He later left teaching and joined the family business of Hampton Stationery that serves the Hampton Roads area. This business supplies office furniture, luggage and training room furniture and equipment. Mr. Ishon is very active in the community and serves on many local boards. Mr. Ishon serves on the Trust Company's Board, the Strategic Planning Committee, Real Estate and Branch Committee, Investment Committee, Insurance Committee and Chairman of the Directors Loan Committee. Mr. Ishon is also Chairman of the Bank's Hampton Regional Board. The Board feels that Mr. Ishon's extensive financial and management background and involvement in the community make him an excellent candidate to serve as a director of the Company.

John B. Morgan, II – Mr. Morgan is President of Morgan-Marrow Insurance Company with offices in Hampton, Virginia Beach and Richmond. He has been with Morgan-Marrow for 43 years. He attended North Carolina Wesleyan College and has a designation in Chartered Property and Casualty Underwriters. Mr. Morgan also received his Accredited Advisor in Insurance in 1993 from the Insurance Institute of America. He is responsible for many of the day-to-day decisions for his company. Mr. Morgan is involved in many professional and civic organizations in the community. He also serves on the Investment Committee, Directors Loan Committee, and Strategic Planning Committee. The Board feels that his extensive understanding of management provides the Board with an invaluable resource for assessing and managing risks and strategic planning for the Company and this background makes Mr. Morgan a valuable asset to the Company's Board.

Louis G. Morris – Mr. Morris has been employed by the Bank since 1982. He was elected President & CEO in January 2000 and was CFO of the Company prior to being elected to President. He received his B.S. degree in Financial Management from Old Dominion University and is a graduate of the School of Financial & Funds Management at the University of Oklahoma. Mr. Morris also graduated from the Virginia Bankers Association sponsored Executive Management School at the University of Virginia. Mr. Morris is very active in the community and serves on many local boards. Mr. Morris serves on many of the Company's internal committees. The Board feels that Mr. Morris's extensive financial background and experience make him an excellent candidate to serve as a director of the Company.

Robert L. Riddle – Mr. Riddle has 30 years of experience as a commercial real estate broker in Virginia and North Carolina with a certification of Certified Commercial Investment Member. He is President of Riddle Associates, Inc. in Chesapeake which is a commercial and industrial real estate brokerage and property management firm. Mr. Riddle is responsible for management decisions in his company regarding real estate, commercial property, industrial property, investment buildings and management of properties. Mr. Riddle's extensive experience with a diversified business allows him to provide direction and leadership to the Company's Board. Mr. Riddle is also involved in many professional and civic organizations in the community, and serves on various boards. He serves on the Directors Loan Committee, Real Estate and Branch Committee, Insurance Committee and Investment Committee. Mr. Riddle is also Chairman of the Company's Chesapeake and Virginia Beach Regional Boards. The Board feels that his background makes Mr. Riddle a valuable asset to the Company's Board.

Dr. H. Robert Schappert – Dr. Schappert received his B.S. degree and was named a Henry Rutgers Scholar at Rutgers, the State University of New Jersey, in 1960. He received his Doctorate in veterinary medicine and was elected to Phi Zeta, the honorary veterinary society at the University of Pennsylvania in 1964. He joined Tolley Veterinary Hospital in Newport News in 1966, becoming a co-owner in 1968. In 1988, he assumed full ownership of Beechmont Veterinary Hospital and practiced there until his retirement in 2003. Dr. Schappert is involved in many civic and professional organizations in the community. He is especially active in the LifeLong Learning Society at Christopher Newport University. Dr. Schappert serves on the Strategic Planning Committee, Real Estate and Branch Committee and is Chairman of the Directors Loan Review Committee. Dr. Schappert is Chairman of the Company's Newport News Regional Board. The Board feels that his organizational skills and business background make Dr. Schappert a valuable asset as a director on the Company's Board.

Robert F. Shuford, Sr. - Mr. Shuford, Sr. received his B.S. degree in Business Administration from the University of North Carolina. He served as an officer in the U.S. Navy Supply Corps. Mr. Shuford, Sr. has an extensive operational background both in the financial industry and other civic and professional organizations with 48 years of service in different capacities for the Company and its affiliates. Mr. Shuford, Sr. serves on many of the Company's internal committees, as well as on the Trust Company's Board. This background enables Mr. Shuford, Sr. to contribute his resulting expertise and perspectives to board discussions regarding strategic planning. In addition, Mr. Shuford, Sr.'s previous service in policy-making positions at other organizations also demonstrates that he has the leadership skills required of a director of the Company.

Robert F. Shuford, Jr. – Mr. Shuford, Jr. received his B.S. in Biomedical Engineering from Duke University, and served as an officer in the U.S. Navy. He has had previous management and technical experience in the operations, sales, and marketing fields as a Director and Vice President at other companies. Mr. Shuford, Jr. is a graduate of the Virginia Bankers Association School of Bank Management. In June 2012, he was promoted to Senior Executive Vice President Officer with executive responsibility for Branch Administration, Retail Services, Facilities, Bank Applications, Information Technology, Electronic Banking, Account Services and

Marketing. He has represented the Company in a financial capacity by serving on the local boards of a number of non-profit organizations. Mr. Shuford, Jr. has been appointed by the Mayor and the Governor to serve the City of Hampton and the Commonwealth of Virginia in various capacities. He also serves on many of the Company's internal committees. This experience and management background makes him an excellent candidate to serve as a director of the Company.

Ellen Clark Thacker – Mrs. Thacker received her B.A. in English from Virginia Commonwealth University. Mrs. Thacker worked at BFI Waste Services from 1983 until 2007. She began as an intern and was promoted to District Vice President/General Manager. She was responsible for the overall operational and financial management of the company and managed 50 employees and annual revenues in excess of $20 million. Mrs. Thacker worked as Executive Director of the Gloucester-Mathews Humane Society until November 2012. She is currently Director of the Peninsula SPCA. Mrs. Thacker is affiliated with various organizations in the community. Mrs. Thacker serves on the Executive Committee and is Chairman of the Company's Audit Committee. She also serves on the Trust Company's Board. The Board feels that Mrs. Thacker is an asset to the Company as a director because of her previous leadership and operational experience, as well as her non-profit experience.

Joseph R. Witt – Mr. Witt received his B.S. in Commerce from the University of Virginia, his M.B.A. from the University of Richmond and is a licensed Certified Public Accountant in the Commonwealth of Virginia. He worked as an auditor and tax accountant for an international accounting firm for five years after graduating from college with a degree in Accounting. He spent eight years as Director of Finance for a national medical distribution company. He joined Ferguson Enterprises in 1996 as Corporate Controller and served as Ferguson's Corporate Treasurer from 1999 to 2008. Mr. Witt joined the Bank in 2008 as an Executive Vice President to head up the Corporate Banking area and has also been serving as Human Resources Director since July 2010. In 2012, Mr. Witt was promoted to Senior Executive Vice President and Chief Administrative Officer with executive responsibility for Commercial Lending, Treasury Services, Credit Administration, Finance, Human Resources and Old Point Mortgage, LLC. He is active in many civic and professional organizations in the community and serves on many of the Company's internal committees, as well as on the Trust Company's Board. The Board feels that Mr. Witt's extensive financial education and experience make him an asset to the Company's Board.

None of the directors currently serves, or has within the past five years served, as a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act.

There are four family relationships among the directors and executive officers. Mr. Shuford, Sr. and Dr. Schappert are married to sisters. Mr. Shuford, Sr. is the father of Mr. Shuford, Jr. Dr. Clark is the father of Mrs. Thacker. Mr. Ishon is the brother-in-law of Mr. Jordan, II. The Board does not believe that these family relationships are material to an evaluation of the ability or integrity of these individuals. The Board is not aware of any involvement in legal proceedings by any of the Company's directors or executive officers that would be material to an evaluation of the ability or integrity of any director or executive officer.

The Board of Directors recommends that stockholders vote "FOR" the individuals nominated above to serve as Directors.

Corporate Governance

The Board of Directors is elected by the Company's stockholders; the Board, in turn, is the Company's governing body, responsible for hiring, overseeing and evaluating management. Management is charged with the day to day operations of the Company and its affiliates.

The Board's primary responsibility is to provide oversight, counseling and direction to management in their efforts to fulfill the corporate strategy in maximizing opportunities, while addressing related business risks.

The Board has delegated various responsibilities and authority to different Board committees, which include the Executive Committee, Audit Committee, Directors Loan Committee, Directors Loan Review Committee and Compensation and Benefits Committee.

Management has been delegated the authority and responsibility for managing the Company's lines of businesses in a manner consistent with the Company's Strategic Plan and Code of Ethics, and in accordance with any specific plan, instructions or direction of the Board of Directors or one of the Board's committees. The Chief Executive Officer and management are required to seek the advice and, in appropriate situations, the approval, of the Board with respect to extraordinary actions to be undertaken by the Company.

The Company currently combines the role of Chairman with the role of CEO because it believes that Mr. Shuford, Sr., is most familiar with the Company's business and industry and best suited to lead the Board discussions and execution of strategy. At this time, having one person serve as both Chairman and CEO demonstrates to the Company's employees, stockholders and customers that the Company is under strong leadership. At this time, this structure promotes accountability and effective decision-making. The Company's independent directors bring experience, oversight and expertise from outside the company and industry, while the CEO brings company-specific experience and expertise. The Board believes that the combined role of Chairman and CEO promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance. Mr. Shuford, Sr. also serves as Chairman of the Bank Board of Directors. Mr. Morris serves as President & CEO of the Bank and Mr. Jordan, II serves as President & CEO of the Trust Company. We believe that this leadership structure is currently the most appropriate for the Company.

In addition, Dr. Greene serves as Chairman of the independent directors and presides over executive sessions quarterly with independent directors to discuss matters that they would bring back to management for further discussion. Dr. Greene also presides over executive sessions with independent directors whenever there may be a vacancy on the Board and this information is brought back for discussion and a vote by the full Board. Dr. Greene's professional background, experience and education make him instrumental in serving as Chairman of the independent directors for the Board of Directors. The Board periodically reviews its leadership structure to determine if it is still the most appropriate for the Company.

Board Role in Oversight of Risk

The Board of Directors has responsibility for oversight of the Company's risk. The Board of Directors manages risk through representative participation on the Company's committees. Minutes and reports of committee meetings are reviewed by the Board. Policies for all major risk areas are approved annually by the Board. Independent review and monitoring functions within the Company report to respective committees addressing areas of financial, liquidity, operational, credit, fiduciary, and compliance risks. Committees with a major role in risk oversight are the Audit Committee, Directors Loan Committee, Directors Loan Review Committee, Asset and Liability Committee, Compensation and Benefits Committee, and the Strategic Planning Committee.

The Audit Committee, composed of independent directors, oversees the Company's management of significant risks by reviewing the scope of work and reports from the Company's independent registered public accounting firm, internal audit, and the regulatory management function. The Senior Loan Review Officer periodically reports to the Audit Committee on the quality of the loan portfolio.

The Directors Loan Committee and Directors Loan Review Committee analyze lending activities, significant credits, and evaluate credit risk. The Director's Loan Review Committee reviews the scope of and reports, from the Loan Review function.

The Asset and Liability Committee and subcommittee thereof monitor and report to the Board on the management of the asset and liability risk of the Company.

The Compensation and Benefits Committee assesses the fairness of, and the risks associated with, the compensation and benefits structure.

The Strategic Planning Committee evaluates global risks in the development of the Company's strategic plan.

As circumstances warrant, the Committees present reports to the Board of Directors regarding the respective committee's analysis of the risks and steps the committee recommends that the Board and management have taken to address these risks.

Board Committees and Attendance

The Board of Directors is comprised of a majority of "independent directors," as defined by the listing standards of the NASDAQ Stock Market. Independent directors do not receive consulting, legal or other fees from the Company other than Board and committee compensation. Although companies affiliated with certain of these directors provide goods and services to the Company, the Board of Directors has determined in accordance with the NASDAQ listing standards that these independent directors have no relationships with the Company that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director. The independent directors are Messrs. Chisman, Evans, Glasser, Harris, Morgan, Riddle, Dr. Clark, Dr. Greene and Mrs. Thacker.

The Board reviews each director's independence status on an annual basis to ensure compliance with NASDAQ listing standards. In addition to reviewing the relationships and transactions disclosed under "Compensation and Benefits Committee Interlocks and Insider Participation" and under "Interest of Management in Certain Transactions" below, the Board also considered the relationships discussed below in determining each director's independence status.

The Board considered the relationship between the Company and the law firm of Glasser & Glasser, of which Mr. Glasser is a partner, which law firm received fees of approximately $41 thousand for performance of legal services for one of the Company's subsidiaries in 2012. The Board also considered the relationship of Mr. Glasser and Crown Center Associates with the Company (discussed under "Interest of Management in Certain Transactions"). The Board has determined that these relationships do not interfere with Mr. Glasser's ability to act in an independent manner.

The Board considered the relationship between the Company and Riddle Associates, Inc., of which Mr. Riddle is owner, which received fees of approximately $7 thousand in 2012 from the Company. The Board has determined that the relationship does not interfere with Mr. Riddle's ability to act in an independent manner.

The Board considered the relationship between the Company and J. R. Chisman Development Company of which Mr. Chisman is owner, which received fees of approximately $16 thousand in 2012 from the Company. The Board has determined that the relationship does not interfere with Mr. Chisman's ability to act in an independent manner.

The Board also considered the relationship of Mr. Morgan and Morgan-Marrow Insurance with the Company (discussed under "Interest of Management in Certain Transactions"). The Board has determined that this relationship does not interfere with Mr. Morgan's ability to act in an independent manner.

During 2012 there were 13 meetings of the Board of Directors of the Company. Each director attended at least 75% of all meetings of the Board and committees on which he or she served.

The independent directors also met in regularly scheduled executive sessions in March, June, September and December of 2012.

The Company has not adopted a formal policy on Board members' attendance at its annual meetings of stockholders, although all Board members are invited and encouraged to attend and, historically, most have done so. All 15 Board members attended the Company's 2012 Annual Meeting of Stockholders.

The Board of Directors of the Company has standing Executive, Audit and Compensation and Benefits Committees.

Executive Committee. Current members of the Executive Committee are Messrs. Shuford, Sr. (Chairman), Harris, Morris and Dr. Greene and Mrs. Thacker. The Executive Committee serves in an advisory capacity, reviewing matters and making recommendations to the Board of Directors. The Executive Committee met four times in 2012.

Compensation and Benefits Committee. The Compensation and Benefits Committee consists of four non-employee directors, Dr. Greene, (Chairman), Messrs. Chisman, Evans, and Dr. Clark. The Committee does not operate under a written charter. The Board of Directors has determined that the members of the Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act). In addition, no Committee member is a current or former employee of the Company or any subsidiary or affiliate. While the Committee members are not required to have certain qualifications or special knowledge, they each have held or currently hold high-level management and employee supervisory positions in their respective fields that include duties relating to compensation of employees at multiple levels.

The Committee reviews and recommends compensation adjustments for all exempt employees (including senior management). The Committee submits its recommendations to the full Board for final approval. The Committee met three times in 2012. The dates, meeting times and agenda items for committee meetings are set in accordance with the subject matter to be discussed and are determined by the Committee Chairman and the Human Resources Director.

Audit Committee. Current members of the Audit Committee are Mrs. Thacker (Chairman), Messrs. Evans, Harris, and Dr. Greene. The Board of Directors has determined that all of the members of the Audit Committee satisfy the independence and financial literacy requirements for audit committee members under the NASDAQ listing standards and applicable SEC regulations. In addition, at least one member of the Audit Committee has past employment experience in finance or accounting or comparable experience which results in the individual's financial sophistication. The Board of Directors has also determined that Mr. Evans qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its financial reporting oversight duties, internal controls, audit function, whistleblower policy, and other matters relating to corporate governance. The Audit Committee is responsible for the appointment, compensation, and oversight of the work of the Company's independent registered public accounting firm. The Audit Committee reviews on a regular basis the work of the Company's internal audit department. It also reviews and approves the scope and detail of the continuous audit program, which is conducted by the internal audit staff to protect against improper and unsound practices and to furnish adequate protection for all assets and records. During 2012, the Audit Committee met four times.

The Audit Committee operates under a written charter adopted by the Board of Directors. The Committee reviews and reassesses the charter annually and recommends any changes to the Board for approval. The Audit Committee Charter is posted on the Company's website of www.oldpoint.com under the About link, then the Investor Relations link and then under the Governance Documents link.

Nominations. The Board of Directors does not have a standing nominating committee or nominating committee charter because it believes it can have an independent nominating process without a separate nominating committee. Pursuant to a resolution passed by the Board of Directors and consistent with NASDAQ Listing Rules, director nominees are selected and recommended for consideration to the full Board of Directors by a majority of the directors who are independent according to the NASDAQ listing standards. For this purpose, the following directors are independent: Messrs. Chisman, Evans, Glasser, Harris, Morgan, Riddle, Dr. Clark, Dr. Greene and Mrs. Thacker.

In addition to recommending to the full Board whether or not current directors should be nominated for reelection, the independent directors also identify new candidates in the event of a vacancy on the Board. The independent directors identify potential director candidates from a variety of sources, including management, consultants and other individuals likely to possess an understanding of the Company's business and knowledge of suitable candidates. The independent directors evaluate the qualifications of candidates for membership to the Board of Directors. Following this evaluation process, candidates are selected by a majority of the independent directors to be recommended for nomination by the full Board of Directors. The full Board then selects nominees to recommend to the Company's stockholders in the annual election process or appoints new directors to serve until the next annual election.

Qualifications for consideration as a Board nominee may vary according to the particular areas of expertise being sought to complement the existing Board composition. However, in making their nomination recommendations to the Board of Directors, the independent directors consider, among other things, an individual's business experience, industry experience, financial background, geographic representation, breadth of knowledge about issues affecting the Company, time available for meetings and consultation regarding Company matters and other particular skills and experience possessed by the individual. Also, while the Company does not have a formal diversity policy, the independent directors believe that the Board should include directors with diverse experience and backgrounds that reflect the needs of the Board. In addition, the independent directors seek director candidates that will result in the Board of Directors consisting of a majority of independent directors at all times.

The specific experience, qualifications, attributes and/or skills that led the Board to conclude that the director candidates should serve as directors are discussed further in proposal one.

While there are no formal procedures for stockholders to submit director candidate recommendations, the independent directors will consider candidates recommended in writing by stockholders entitled to vote in the election of directors. Such written submissions should include the name, address, and telephone number of the recommended candidate, along with a brief statement of the candidate's qualifications to serve as a director. All such stockholder recommendations should be submitted to the attention of the Company's Secretary at the Company's principal office located at 1 West Mellen Street, Hampton, Virginia 23663 and must be received by January 2, 2014 in order to be considered by the independent directors for the next annual election of directors. Any director candidate recommended by a stockholder will be reviewed and considered by the independent directors in the same manner as all other director candidates based on the qualifications described above.

In addition, in accordance with the Company's bylaws, any stockholder entitled to vote in the election of directors may nominate an individual for director. Notice of the intent to make any such stockholder nomination must be in writing and must include sufficient background information with respect to the nominee, including his or her name, address, principal occupation, and a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director, sufficient identification of the nominating stockholder, including his or her name, address and principal occupation and a representation by the stockholder of his or her eligibility and intention to appear at the annual meeting (in person or by proxy) to nominate the individual specified in the notice, a description of any arrangements or understandings between the stockholder and the nominee or others regarding the nomination, an indication of the total number of shares expected to be voted for the nominee, and the nominee's written consent to the nomination. Notice of any stockholder nomination must be received by the Company's Secretary at the Company's principal office in Hampton, Virginia, no later than March 4, 2014 for the 2014 Annual Meeting; provided, however, that such notice will not be required to be given more than 90 days prior to the 2014 Annual Meeting.

Compensation and Benefits Committee Interlocks and Insider Participation

Current members of the Compensation and Benefits Committee are Dr. Greene (Chairman), Messrs. Chisman, Evans, and Dr. Clark. None of these individuals is or has been an officer or employee of the Company or any of its affiliates. Furthermore, none of the Company's executive officers has served on the board of directors of any company of which a Compensation and Benefits Committee member is an employee.

During 2012 and through the present time, there have been transactions between the Company's banking subsidiary and certain members of the Compensation and Benefits Committee or their associates, all consisting of extensions of credit by the Bank in the ordinary course of business. Each transaction was made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other unrelated persons. In the opinion of management, none of these transactions involved more than the normal risk of collectability or presented other unfavorable features.

Stockholder Communications with the Board of Directors

The Company provides an informal process for stockholders to send communications to the Board of Directors. Stockholders who wish to contact the Board of Directors or any of its members may do so by addressing their written correspondence to Old Point Financial Corporation, Board of Directors, c/o Corporate Secretary, P.O. Box 3392, Hampton, Virginia 23663 or lmorris@oldpoint.com. Correspondence directed to an individual Board member will be referred, unopened, to that member. Correspondence not directed to a particular Board member will be referred, unopened, to the Chairman of the Board.

Interest of Management in Certain Transactions

Some of the Company's directors, executive officers, and members of their immediate families, and corporations, partnerships and other entities of which such persons are officers, directors, partners, trustees, executors or beneficiaries, are customers of the Bank. All loans and commitments to lend to such individuals were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral and repayment terms, as those prevailing at the time for comparable transactions with other unrelated persons and in the opinion of management did not involve more than normal risk of collectability or present other unfavorable features. Pursuant to our written Insider Policy, all directors and executive officers (including our named executive officers), who have any direct or indirect financial or other interest in any business that competes with, supplies goods or services to, or is a customer of the Company or the Bank, in an amount greater than $25 thousand or aggregate business dealings with the Company or the Bank greater than $120 thousand per calendar year are considered significant and must be submitted to the Board of Directors for approval. Directors and executive officers are expected to make reasoned and impartial decisions in the workplace. As a result, approval of the proposed business is denied if the Board believes that the director's or executive officer's interest in such business could influence decisions relative to the Company's business, or have the potential to adversely affect the Company's business or the objective performance of the director's function or executive officer's work. The Board of Directors is responsible for overseeing compliance with the Insider Policy.

Mr. Glasser is a partner of the law firm of Glasser & Glasser, which received fees of approximately $41 thousand for performance of legal services for one of the Company's subsidiaries in 2012. Mr. Glasser is also a managing partner of CCA Managing Co. LLC, which is the managing partner of Crown Center Associates. The Bank has a lease with Crown Center Associates for one of its branches. The original lease was a ten-year lease signed August 16, 2000 (eight years prior to Mr. Glasser coming on the Board) with two five-year renewal periods. Approximately 24% of Crown Center Associates is owned by Michael A. Glasser Family LLC, 50% of which is owned by Mr. Glasser's brother. In 2010, the lease was renewed for an additional five-year term from December 1, 2010 to November 30, 2015. The aggregate amount due from the Bank to Crown Center Associates on the renewed lease is $469 thousand from December 1, 2010 through its expiration date of November 30, 2015. The dollar amount of Mr. Glasser's interest in the renewed lease when aggregated with the interests of these immediate family members is approximately $228 thousand.

Mr. Morgan is the President of Morgan-Marrow Insurance, which provided insurance for the Company's subsidiaries. During 2012, Morgan-Marrow received premiums of approximately $358 thousand from the Company or its subsidiaries for this service, $206 thousand of which consisted of three-year premiums.

Mr. Morgan's and Mr. Glasser's relationship with the Company and the lease renewal, disclosed above and under "Board Committees and Attendance" were approved by the Board of Directors pursuant to the Insider Policy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation and Benefits Committee (for purposes of this discussion, the "Committee") of the Board of Directors has responsibility for establishing, implementing and monitoring adherence with the Company's compensation philosophy. The Committee ensures that the total compensation paid to the Company's executive management is fair and reasonable.

Throughout this proxy statement, the individuals who served as the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") during 2012, as well as the other executive officers included in the Summary Compensation Table on page 24, are referred to as the "named executive officers" or "NEOs". The Company's senior management includes its NEOs.

General Philosophy

The Company compensates its senior management through a mix of base salary, bonus and, in some years, equity compensation, designed to retain executive talent and to align management's incentives with the long-term interests of stockholders. The process of determining compensation consists of establishing targeted overall compensation of each senior manager and then allocating that compensation between base salary and incentive compensation. At the officer level, the Committee designs the incentive compensation to reward company-wide performance through tying awards primarily to earnings, asset and deposit growth. Currently, the Committee does not tie individual performance to incentive compensation. Generally, the types of compensation and benefits provided to the Company's senior management are intended to be similar to those provided to other executive officers in comparable institutions in Virginia. The Committee believes it is important to have the most capable managers in place and that it would be a disservice if executives were not adequately rewarded.

Board Process

Compensation adjustments and monetary awards to executive officers are recommended by the Committee for approval by the full Board of Directors, which makes the final decisions. Mr. Shuford, Sr., CEO (Company), hereafter referred to as CEO, Mr. Morris, President & CEO (Bank), Mr. Shuford, Jr., Senior Executive Vice President and COO and Mr. Witt, Senior Executive Vice President and CAO, all of whom serve on the Company's Board of Directors, are not present during deliberations or voting with respect to their compensation.

Generally, on its own initiative, the Committee reviews the individual performance for Mr. Shuford, Sr. and Mr. Morris, and following discussions with those individuals, recommends their compensation levels to the full Board of Directors (excluding Mr. Shuford, Sr. and Mr. Morris). For the remaining NEOs, the CEO and the President & CEO (Bank) make recommendations to the Committee that generally, with minor adjustments, are accepted by the Committee and presented to the full Board of Directors for approval annually during the month of February.

In years when it grants equity compensation to executive officers, the Committee recommends to the full Board of Directors equity grants to the CEO based on the Committee's evaluation of his performance and to other executive officers based on the recommendation of the CEO.

The Committee has not used a compensation consultant for establishing executive compensation.

Targeted Overall Compensation

To assist in establishing the aggregate level of compensation that the Company will pay, the Committee utilizes a peer group analysis of Virginia. Specifically, the 15 SEC reporting banking institutions in Virginia with assets ranging from $600 million to $1.5 billion are considered in the peer group. The 15 companies comprising the peer group for 2012 were: Access National Corp; American National Bankshares Inc.; C&F Financial Corp; Chesapeake Financial Shares, Inc.; Community Bankers Trust Corporation; Eastern Virginia Bankshares, Inc.; Franklin Financial Corporation; Middleburg Financial Corporation; Monarch Financial Holdings Inc.; National Bankshares Inc.; New Peoples Bankshares, Inc.; Old Point Financial Corp; Southern National Bankcorp of Virginia, Inc.; Valley Financial Corp and Virginia Heritage Bank. Generally, targeted overall compensation correlates to what these financial institutions would offer individuals to fill executive management positions with similar skills and backgrounds to those the Company employs. Additionally, total compensation is established relative to the Company's performance and internal/external peer comparisons.

Based on the peer compensation analysis and review of Company and individual performance during 2011, the targeted overall cash compensation of the CEO in 2012 was established at $305,000, which is the same as the targeted cash compensation for 2011. This level of compensation is below the $370,612 average of the CEO compensation levels of the Company's peer institutions. While the Company's long-term goal is to bring the CEO's compensation level more in line with the average compensation levels of chief executive officers of the Company's peer institutions, over the past few years, the Company's performance has not warranted an increase.

The Committee follows the same process with respect to establishing targeted overall compensation for the other NEOs. While the Committee considers the peer compensation analysis, the responsibilities of the Company's NEOs vary widely and the direct comparisons with the peer group are less helpful. Based upon the Committee's review of the peer compensation analysis and review of Company and individual performance during 2011, the Committee set the overall targeted compensation for the other NEOs at levels that are in the mid-range for positions among the peer group with similar scope of responsibility and required skill level.

Allocation Among Components

Under the Company's 2012 compensation structure, which did not include equity compensation, the approximate mix of base salary and target incentive compensation is as follows:

	Base Salary	Incentive Compensation Target (1)	Equity Compensation
Chief Executive Officer	98%	2%	0%
President & CEO (Bank)	93%	7%	0%
Senior Executive Vice Presidents	93%	7%	0%
Executive Vice Presidents	93%	7%	0%

(1) Includes target bonus amounts for 2012 under both the Management Incentive Plan (except for the CEO) and the Profit Sharing Plan (including the CEO).

In allocating compensation among base salary, annual bonus compensation and equity compensation, the Committee believes that the compensation of senior-most levels of management should begin with a base level. Bonus and equity compensation programs are awarded based on Company performance and are designed to encourage good behavior and best practices rather than to encourage risk-based behaviors. Base salaries generally represent a large portion of the executive officers' total cash compensation and are generally considered to be average relative to the Company's peer financial institutions. Base salaries are also based on individual performance components.

The Committee believes that the top levels of management have the greatest ability to influence Company performance. Therefore, the Committee bases annual bonus compensation on Company performance. When the Bank's performance is above budgeted goals, the top levels of management are rewarded. Likewise when the Company's performance does not meet budgeted expectations, the top levels of management receive a lower or no bonus.

In 2012, the overall compensation for executives did not include equity compensation awards because the Company's stock option plan expired in 2008 and has not been replaced. The Company may consider in future years whether to institute a new stock option plan. This will depend on the economic environment and costs associated with the issuance of a new plan. The Company believes that stock option awards are an important compensation tool used for the retention of executive talent within the organization.

Base Salaries

The Committee strives to provide executive management with a fair and reasonable level of assured cash compensation in the form of base salary given their professional status and accomplishments. The Company has a compensation structure with salary ranges for management including the CEO and other executive managers. These ranges are based on the peer compensation analysis discussed above. The last adjustments to the ranges were made in July 2008 in an effort to remain fair and reasonable within the Company's marketplace. The structure is designed to recruit and retain qualified personnel and is reviewed on an annual basis by the Committee to determine if adjustments to the ranges are appropriate. For 2012, the base salary ranges used for setting salaries were $175 thousand to $350 thousand for the CEO and from $120 thousand to $350 thousand for the other NEOs.

Each February, the Committee recommends the base salary of the CEO within the established range to the Board of Directors. Within this range, the CEO's base salary is determined using the peer compensation analysis in addition to the CEO's individual and Company performance during the prior year. The base salary of the CEO as of March 1, 2012 was $300,000, which reflected no change in base salary from 2009, 2010 or 2011. This decision reflected the Committee's and the Board's view that the CEO's base compensation should remain stationary in a year of troubled economic conditions.

For the executive officers other than the CEO, each February the Committee recommends the executive's base salary within the established range to the Board of Directors, based on the recommendation of the CEO, President & CEO (Bank), and President & CEO (Trust). The base salaries of the other executive officers are determined using the peer compensation analysis in addition to the officer's individual performance during the prior year and the Company's performance during the prior year, based on the same performance objectives discussed above with respect to the CEO.

Bonuses

CEO Bonus

The bonus award for the CEO is both objectively and subjectively determined. The Committee considers the general performance of the Company in the prior year as well as the incentive award earned by the Executive Vice Presidents for the prior year to determine an appropriate bonus for the CEO. The Committee considers each of these factors but does not assign a specific value to any factor. The CEO's bonus award is determined in February after year-end so that the Committee can evaluate year-end results. Due to the performance of the Company in 2011, the CEO did not receive a bonus under this determination for 2012.

Management Incentive Plan

The bonus incentive plan, which is referred to as the Management Incentive Plan, is designed to motivate and reward participants for the achievement of fiscal year financial and non-financial objectives that directly contribute to the overall success of the Company. Non-commissioned exempt employees, except the CEO, hired no later than the last day of the prior year and employed through year-end of the current year are eligible to participate in the Management Incentive Plan. This plan includes all of the Company's NEOs except the CEO.

The target incentive award is the amount that the participant is eligible to receive if the combined, weighted performance against the plan objectives equals an overall achievement level. Goals and incentive awards are established under the plan for the Company and are based on the operating budget. Depending upon the participant's officer level in the Company for 2012, target incentive awards ranged from 1.00% to 5.50% of annual base salary. These ranges were the same as in 2011, reflecting the Committee's and the Board's view that higher net income for 2012 is critical to the continued health of the Company. All the NEOs, except the CEO, in 2012 were eligible for a target bonus award equaling 5.50% of annual base salary if all objectives were met, a higher amount if objectives were exceeded, or a lower amount if not all of the objectives were met. The bonus awards for the NEOs participating in this plan are determined before the end of the year and are based on actual year-to-date and estimated end-of-year performance of the established goals.

The bonus awards under the Management Incentive Plan for the NEOs other than the CEO are objectively determined, based on achieving predetermined financial goals such as deposit and income growth during the year. The selected goals relate to ten possible levels of achievement under the plan, with no bonus being paid (absent the exercise of the Board's discretion) for achievement of levels 1-3, the target bonus amount being paid for achievement of level 6 and the maximum bonus amount being paid for achievement of level 10. The bonus amounts to be paid for achievement of levels 1-10 are percentages of each participant's annual base salary, which ranged from 0-17.75% for 2012. The Board of Directors has discretion to increase or decrease the award based on non-financial goal achievements. A list of various projects and the completion status is reviewed in November of each year. Based on the status of these projects to the goals established at the beginning of the year, the Board of Directors determines the non-financial goal achievement level.

The 2012 target bonuses and performance goals for the Company's named executive officers were based on achieving the budget goals for the following performance measures:

- The Bank's average asset growth (weighting 10%);
- Reduction of the Bank's troubled assets (weighting 10%);
- The Bank's average deposit and repurchase (repo) growth (weighting 10%);
- The Trust Company's revenue growth (weighting 10%);
- The Company's earnings growth (weighting 40%); and
- Non-financial goals as determined by the Board (weighting 20%).

In 2012, the target bonus for the NEOs, other than the CEO, was 5.50% of annual base salary, or a level 6 under the Management Incentive Plan. The target budget goal and the actual outcome for each of these performance measures for 2012 were as follows:

Performance Measurement	Goal	Actual
The Bank's average asset growth	0.94%	1.85%
Asset Quality Improvement (Criticized Assets to Capital + ALLL)	less than 35.00%	39.16%
The Bank's average deposit and repo growth	1.32%	2.18%
The Trust Company's revenue growth	8.85%	11.56%
The Company's earnings growth	33.40%	27.26%
Non-Financial goals	75.00%	81.00%

After the final calculation, a level 6, the target bonus, under the Management Incentive Plan was achieved for 2012, which equated to a bonus payment of 5.50% of annual base salary for each NEO, other than the CEO.

Profit Sharing Plan

An additional plan, which is referred to as the Profit Sharing Plan, is also designed to motivate and reward participants for the achievements of the fiscal year based on the above criteria. All employees, including commissioned employees and the Company's NEOs, are eligible for this plan provided they are hired no later than the last day of the prior year and employed through year-end.

The performance measures used for the Management Incentive Plan are also used to determine payout amounts under the Profit Sharing Plan.

Under the Profit Sharing Plan, each January the Board establishes an overall bonus pool with potential payouts from the pool relating to ten possible levels of achievement under the plan. As with the Management Incentive Plan, no bonus is paid (absent the exercise of the Board's discretion) for achievement of levels 1-3, the target bonus amount is paid for achievement of level 6 and the maximum bonus amount is paid for achievement of level 10. Once the achievement level is determined for the year, payments from the pool are allocated proportionately among all participants in the plan based on a percentage of salary earned for 2012. Bonus amounts awarded under the Profit Sharing Plan have traditionally been paid 50% in cash and 50% in the form of a Company contribution to the 401(k) plan, although for 2010 and 2011, the Profit Sharing Plan bonus amounts awarded were paid 100% in cash. The CEO does participate in this plan. In 2012 the bonus amounts awarded under the Profit Sharing Plan were paid 50% in cash and 50% in the form of a Company contribution to the 401(k) plan.

As was the case with performance under the Management Incentive Plan, a level 6 Profit Sharing Plan performance was achieved, which equated to a cash payment under the plan equal to 0.83% of each eligible employee's salary earned in 2012, including the NEOs'. In addition, the Company made to each eligible employee a contribution to their 401(K) plan equal to 0.82% of each employee's salary earned in 2012, including the NEOs'.

Equity Compensation

Historically, the primary form of equity compensation has been incentive stock options. The Company used stock options because of the favorable accounting treatment and the near universal expectation by employees in the industry that they would receive stock options. Beginning in 2006 the accounting treatment for stock options changed and became less attractive to the Company; however, with the Committee's approval, the Company issued stock options using a multi-year vesting approach which spread the financial impact to the Company over a five-year period. There were no incentive stock options granted from 2008 through 2012 because the Company's stock option plan expired in 2008. No additional equity awards may be granted until the Company establishes a new stock incentive plan, which will require stockholder approval.

Severance Pay

The Company does not have any employment contracts with our NEOs. Therefore, their severance pay is determined on a case-by-case basis by the Committee and the Board of Directors.

Perquisites and Other Compensation

One NEO received perquisites or other personal benefits in excess of $10,000 in 2012. These payments are detailed in the table entitled "All Other Compensation".

The Committee reviews any perquisites that its CEO and the other NEOs may receive on an annual basis. In general, the Company does not provide its executives with many of the types of perquisites that other companies offer their executives, such as personal use of a company vehicle or vehicle allowances. Exceptions are made when an NEO has responsibilities, such as sales and customer relationship management, that require certain allowances to be paid. In addition to the base salary and incentive compensation described above, the Company provides its NEOs with the same benefit package available to all of its salaried employees. This package includes:

- Medical and dental insurance (portion of costs);
- Medical/dependent care reimbursement plan;
- Health Savings Plan;
- Life insurance;
- Short and long-term disability insurance; and
- Participation in the Company's 401(k) plan, including the Company match.

Until September 30, 2006, the Company maintained a traditional defined benefit pension plan (the "Employee Retirement Plan"). However, since September 30, 2006, no new participants are being added to the plan, and the benefits under the plan for existing participants have been frozen. As a counterbalance, the Committee enhanced the 401(k) plan effective January 1, 2007. The Company provides an immediately vested safe harbor match of 100% up to 4% of an employee's deferral contribution.

The Company also offers post-retirement life insurance benefits to senior management in the form of a split dollar plan and a Management Section 162 Life Insurance Plan (162 Plan). For the split dollar plan, the Company owns the policy and cash values provide an annual return to the Company while providing a term insurance benefit to the individual employee, utilizing Bank Owned Life Insurance (BOLI) with a portion of the death benefit endorsed to the insured officer through a split dollar agreement. The amount endorsed under the BOLI equaled 300% of the current base salary, with the amount to increase 4% each year through termination or retirement. If the officer remains in the Company's employment through retirement, and has not elected to participate in the 162 Plan discussed below, the officer would receive a post-retirement benefit equal to 50% of the pre-retirement benefit.

Due to the accounting rules issued by The Emerging Issues Task Force of the Financial Accounting Standards Board, the economics of the BOLI have changed for the Company. Beginning in 2008, in lieu of the BOLI, the NEOs that are fully vested in the split dollar plan are eligible to participate in the 162 Plan which offers key executives permanent life insurance protection which they own and maintain from inception of the policy. For any NEO electing to participate in the 162 Plan, the Company pays annual premiums until the individual reaches retirement age. The Company also grosses up the NEO's income with respect to taxes owed in connection with the 162 Plan premiums. During the period leading up to retirement age, the BOLI benefit to the NEO decreases in the same proportion that the 162 Plan benefit increases. As of the end of 2012, all the NEOs took advantage of one or both of these benefits.

Relocation Benefits

The Company does not have a policy providing relocation benefits.

Deductibility of Executive Compensation

As part of its role, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company generally may not deduct annual compensation of more than $1 million that is paid to certain individuals. To date, the Company's compensation practices have not caused this limit to be reached or exceeded.

Stock Ownership Guidelines

Although the Committee believes that significant levels of stock ownership will assist in retaining qualified and motivated executive officers, the Committee has not established stock ownership guidelines for any of its officers.

The following table summarizes the total compensation for the years ended December 31, 2012, December 31, 2011, and December 31, 2010 of the Company's CEO, Executive Vice President and CFO (Bank), and each of the Company's next three most highly compensated officers.

Summary Compensation Table
Fiscal 2010, 2011 & 2012

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
Robert F. Shuford, Sr., Chairman, President & CEO (Company)	2012	$300,000	--	--	--	$2,492	$55,593	$14,474	$372,559
	2011	$300,000	--	--	--	$2,084	$55,652	$12,000	$369,736
	2010	$300,000	$2,225	--	--	--	$97,102	$12,089	$411,416
Laurie D. Grabow, EVP/CFO (Bank)	2012	$175,567	--	--	--	$11,114	$42,133	$16,037	$244,851
	2011	$172,833	--	--	--	$6,213	$12,618	$14,479	$206,143
	2010	$166,667	$1,236	--	--	--	$22,020	$14,469	$204,392
Louis G. Morris, President & CEO (Bank)	2012	$287,500	--	--	--	$18,201	$90,922	$24,674	$421,297
	2011	$275,000	--	--	--	$1,910	$30,618	$21,803	$329,331
	2010	$270,833	$2,009	--	--	--	$61,528	$22,241	$356,611
Robert F. Shuford, Jr., SEVP/COO (Bank)	2012	$206,607	--	--	--	$13,079	$9,978	$9,968	$239,632
	2011	$190,667	--	--	--	$6,854	$2,477	$7,627	$207,625
	2010	$184,167	$1,366	--	--	--	$5,718	$7,966	$199,217
Joseph R. Witt SEVP/CAO (Bank) (5)	2012	$203,794	--	--	--	$12,902	--	$31,905	$248,601
	2011	$188,183	--	--	--	$6,761	--	$27,019	$221,963
	2010	$180,583	$1,339	--	--	--	--	$27,301	$209,223

(1) The amounts in this column for 2010 reflect the bonus amounts paid under the Profit Sharing Plan in the exercise of the Board's discretion. Although the amounts paid for 2010 under the Profit Sharing Plan

were made in the Board's discretion, based on actual year-to-date and estimated end-of year performance at the time the awards were determined, the Company's actual performance for 2010 ended up matching the threshold performance level.

(2) The amounts in this column for 2011 and 2012 reflect the bonus amount paid under the Management Incentive Plan and the cash portion of the bonus amount paid under the Profit Sharing Plan for 2011 and 2012, based on the performance levels achieved under those plans, except that the amount for Mr. Shuford, Sr. only reflect the cash portion of the bonus amount paid under the Profit Sharing Plan for 2012.

(3) The amounts in this column reflect the change in the actuarial present value of the named executive officer's benefits under the Employee Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Note 13 in the Company's Annual Report on Form 10-K to the Company's audited financial statements for the year ended December 31, 2012, and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. This amount includes a required in-service distribution for Mr. Shuford, Sr. of $78,108 as set forth in the Pension Benefits Table on page 30. The Company did not offer any nonqualified deferred compensation plans for 2012.

(4) Amounts for 2012 shown in the "All Other Compensation" column are detailed in the chart below.

All Other Compensation – Fiscal 2012

Name	Perquisites and Other Personal Benefits (1)	Tax Gross-Ups and Reimburse-ments (2)	Dividends Paid on Stock/Option Awards	Discounted Securities Purchases	Payments/ Accruals on Termination Plans	Company Contributions to Defined Contribution Plans (3)	Company-Paid Life Insurance Premiums (4)	Other
Robert F. Shuford, Sr.	--	--	--	--	--	$14,474	--	--
Laurie D. Grabow	--	$2,572	--	--	--	$8,471	$4,994	--
Louis G. Morris	--	$3,673	--	--	--	$13,871	$7,130	--
Robert F. Shuford, Jr.	--	--	--	--	--	$9,968	--	--
Joseph R. Witt	$22,072	--	--	--	--	$9,833	--	--

(1) Only one NEO received perquisites or other personal benefits in excess of $10,000 in 2012. Mr. Witt received a $5,400 Health Credit, $1,200 Health Savings Account Credit, $472 Long Term Disability Credit, $9,000 Car Allowance and $6,000 in Club Dues.

(2) The amounts in this column reflect the tax gross-ups for the premiums paid for the 162 Plan for Mrs. Grabow and Mr. Morris

(3) Reflects 401(k) plan Company deferral match and a profit sharing contribution.

(4) The amounts in this column reflect the premiums paid for the 162 life insurance plan as follows: Mrs. Grabow, $4,994, and Mr. Morris, $7,130. No amounts are included with respect to the BOLI because the Company had no incremental cost attributable to the BOLI in 2012.

The following table summarizes certain information with respect the Company's Management Incentive Plan and Profit Sharing Plan and reflects the amounts that could have been earned under each such plan for 2012. No option awards were granted in 2012.

Grants of Plan-Based Awards
Fiscal 2012

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) (2)			Estimated Possible Payouts Under Equity Incentive Plan Awards						
Name	($) Threshold	($) Target	($) Maximum	(#) Threshold	(#) Target	(#) Maximum	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Robert F. Shuford, Sr.	--	--	--	--	--	--	--	--	--	--
	$1,083	$2,490	$6,501	--	--	--	--	--	--	--
Laurie D. Grabow	$6,069	$9,537	$30,997	--	--	--	--	--	--	--
	$626	$1,439	$3,758	--	--	--	--	--	--	--
Louis G. Morris	$9,625	$15,125	$48,813	--	--	--	--	--	--	--
	$993	$2,283	$5,959	--	--	--	--	--	--	--
Robert F. Shuford, Jr.	$6,696	$10,522	$33,956	--	--	--	--	--	--	--
	$691	$1,588	$4,145	--	--	--	--	--	--	--
Joseph R. Witt	$6,605	$10,379	$33,494	--	--	--	--	--	--	--
	$681	$1,566	$4,089	--	--	--	--	--	--	--

(1) The amounts in the first row reflect the threshold, target and maximum amounts payable under the Management Incentive Plan for 2012. In years when the amounts paid are based solely on the performance level achieved under the plan, such amounts are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. In years when the amounts paid

under the Management Incentive Plan are at the Board's discretion, such amounts are reported in the "Bonus" column in the Summary Compensation Table. Actual amounts paid under the Management Incentive Plan for 2012 are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The annual Management Incentive Plan is designed to motivate and reward participants for the achievement of fiscal year financial and non-financial objectives that directly contribute to the success of the Company. Participants are paid at the end of the year for that same year's performance. The threshold is the amount received if 60% of the objectives are met. The target is the amount that the participant receives if all targeted achievements are met and the maximum is the amount received if all objectives are exceeded and reach the maximum level of performance allowed by the program's design. Depending on the participant's officer level in the Company, incentives ranged from 0% to 17.75% of annual base salary for 2012. All exempt employees who are not compensated by commissions are eligible for this program except Mr. Shuford, Sr.

(2) The amounts in the second row reflect the threshold, target and maximum amounts payable under the Profit Sharing Plan for 2012. In years when the amounts paid are based solely on the performance level achieved under the plan, such amounts are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. In years when the amounts paid under the Profit Sharing Plan are at the Board's discretion, such amounts are reported in the "Bonus" column in the Summary Compensation Table. Actual amounts paid under the Profit Sharing Plan for 2012 are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The threshold, target and maximum amounts noted for the Profit Sharing Plan are estimates based on salary amounts at the time the performance goals are determined in January, although the amounts ultimately paid under the plan are based on salaries earned for 2012, which amounts can be different depending on salary increases and employee departures. All employees, including Mr. Shuford, Sr., are eligible for this program.

The following table includes certain information with respect to all unexercised options held by the NEOs at December 31, 2012. None of the NEOs held any unvested restricted stock at December 31, 2012.

Outstanding Equity Awards at 2012 Fiscal Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert F. Shuford, Sr.	4,980 4,125	--	--	$20.05 $23.83	10/18/2017 8/9/2014	--	--	--	--
Laurie D. Grabow	3,125 3,125	--	--	$20.05 $23.83	10/18/2017 8/9/2014	--	--	--	--
Louis G. Morris	4,980 4,125	--	--	$20.05 $23.83	10/18/2017 8/9/2014	--	--	--	--
Robert F. Shuford, Jr.	3,125 3,125	--	--	$20.05 $23.83	10/18/2017 8/9/2014	--	--	--	--
Joseph R. Witt	1,250	--	--	$20.05	10/18/2017	--	--	--	--

(1) All outstanding options with expiration dates of August 9, 2014 were vested on the first anniversary of the grant date. Options expiring on October 18, 2017 are vested equally over a five year period beginning October 18, 2008 and were fully vested on October 18, 2012.

No options were exercised by NEOs in 2012. None of the NEOs held restricted stock that vested during 2012.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2012 with respect to certain compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by stockholders (1)	156,960	$21.63	-- (2)
Equity compensation plans not approved by stockholders	--	--	--
Total	156,960	$21.63	--

(1) The plan consists of the 1998 Stock Option Plan.

(2) Includes zero shares available to be granted in the form of options under the 1998 Stock Option Plan, because the 1998 Stock Option Plan has expired and no further awards may be granted under the plan.

The following table shows the present value of accumulated benefits payable to each of the NEOs, including the number of years of service credited to each NEO under the Employee Retirement Plan, which is described in more detail in the "Compensation Discussion and Analysis."

The Employee Retirement Plan, which covers substantially all full-time employees of the Company and its subsidiaries who had completed one year of service as of September 30, 2006, was frozen as of September 30, 2006. The present value of the accumulated benefit is the value that the officer will receive at retirement or termination of the plan whichever comes first. A participant's monthly retirement benefit (if he or she has 25 years of benefit service at his normal retirement date) is 20% of his or her final five-year's average salary plus 15% of final five-year's average salary in excess of the participant's Social Security Covered Pay. The Social Security Covered Pay is the average pay of the calendar year prior to the year the participant attains his or her Social Security Retirement Age. If the participant has less than 25 years of benefit service at his or her normal retirement date, the participant's monthly retirement benefit will be actuarially reduced by 1/25 for each year of benefit service less than 25 years. Cash benefits under the plan generally commence on retirement, death or other termination of employment and are payable in various forms at the election of the participant.

Pension Benefits
Fiscal 2012

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Robert F. Shuford, Sr.	Employee Retirement Plan	42	$733,597	$78,108 (2)
Laurie D. Grabow	Employee Retirement Plan	21	$173,616	--
Louis G. Morris	Employee Retirement Plan	24	$414,696	--
Robert F. Shuford, Jr.	Employee Retirement Plan	8	$34,293	--
Joseph R. Witt	Employee Retirement Plan	--	--	--

(1) The amounts in this column reflect the actuarial present value of each NEO's accumulated benefit under the Employee Retirement Plan determined using interest rate and mortality rate assumptions consistent with those used in Note 13 to the Company's audited financial statements for the year ended December 31, 2012, and include amounts which the named executive officer may not currently be entitled to receive because such amounts are not vested. Mr. Witt does not meet the qualifications to participate in this plan due to joining the Company after the plan was frozen.

(2) Due to the requirements of Internal Revenue Code Section 401(a)(9)(C), Mr. Shuford, Sr. was required to take annual distributions from the Employee Retirement Plan beginning in 2009.

Nonqualified Deferred Compensation

The Company does not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change-in-Control

The Company has not entered into employment agreements with any of its executive officers. Therefore, the only payments upon termination that the NEOs would have received, assuming a termination as of December 31, 2012, would have been salary earned through December 31, 2012 and any vested 401(k) Plan or Employee Retirement Plan payouts, which payments would not have been increased or accelerated due to the termination. Our stock option agreements provide that upon a change-in-control, all unvested stock options will immediately vest, provided they were granted not less than six months prior to a change-in-control public announcement. This accelerated vesting occurs with respect to all stock option awards granted by the Company, and not only those granted to the named executive officers. If the change-in-control had occurred on December 31, 2012, our named executive officers would not have received any value from this accelerated vesting because the exercise price of all unvested options exceeded the $11.05 closing price per share of the Company's common stock on December 30, 2012, the last business day of 2012.

The following table provides compensation information for the year ended December 31, 2012 for each non-employee member of the Company's Board of Directors.

Director Compensation
Fiscal 2012

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualifed Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James Reade Chisman	$19,900	--	--	--	--	--	$19,900
Dr. Richard F. Clark	$21,500	--	--	--	--	--	$21,500
Russell Smith Evans, Jr.	$18,750	--	--	--	--	--	$18,750
Michael A. Glasser	$16,350	--	--	--	--	--	$16,350
Dr. Arthur D. Greene	$17,300	--	--	--	--	--	$17,300
Stephen D. Harris	$15,550	--	--	--	--	--	$15,550
John Cabot Ishon	$24,500	--	--	--	--	--	$24,500
John B. Morgan, II	$16,400	--	--	--	--	--	$16,400
Robert L. Riddle	$20,600	--	--	--	--	--	$20,600
Dr. H. Robert Schappert	$17,350	--	--	--	--	--	$17,350
Ellen Clark Thacker	$19,300	--	--	--	--	--	$19,300

(1) Robert F. Shuford, Sr., the Company's CEO, Louis G. Morris, the Bank's President and CEO, Robert F. Shuford, Jr., the Bank's SEVP/COO, and Joseph R. Witt, the Bank's SEVP/Corporate Banking Officer are not included in this table as they are employees of the Company and the Bank. Their compensation, including any compensation for Board service, is reported in the Summary Compensation Table on page 24.

(2) As of December 31, 2012, each director had the following number of stock options outstanding: Shuford, Sr. – 9,105; Chisman - 2,500; Clark – 2,500; Evans – 2,500; Glasser – 0; Greene – 2,500; Harris – 2,500; Ishon – 2,500; Morgan – 2,500; Morris – 9,105; Riddle - 1,250; Schappert – 2,500; Shuford, Jr. – 6,250; Thacker - 2,500; and Witt - 1,250. There were no option awards granted to the directors in 2012.

The fees paid in cash were for non-employee director attendance at Board meetings and committee meetings. In addition, each non-employee director was paid an annual retainer fee. Non-employee directors of the Bank and Trust Company receive $400 and $250, respectively, for each Board meeting they attend. The non-employee directors of the Bank and Trust Company receive $150 for each committee meeting they attend. In addition, non-employee directors of the Bank and Trust Company receive an annual retainer fee of $8,000 and $3,000, respectively, except that directors serving on the Bank Board who also serve on the Trust Company Board receive an additional $1,000 instead of $3,000 annual retainer for serving on the Trust Company Board. In addition, the chairman of the Audit Committee receives an additional $2,000 annual retainer, and the chairman of the Trust Company Board receives an additional $1,000 retainer. Non-employee directors were eligible to receive awards of non-qualified stock options under the Company's 1998 Stock Option Plan; however, the 1998 Stock Option Plan expired in 2008, and no further awards may be granted under the plan. The Company also pays for all directors and their spouses to attend Board seminars. The Executive Committee considers Board compensation on an annual basis based on an informal survey of board compensation paid by peer financial institutions. Any recommendations for changes in Board compensation by the Executive Committee are presented to the full Board for approval.

Compensation and Benefits Committee Report

Following the drafting of the Compensation Discussion and Analysis ("CD&A"), the Compensation and Benefits Committee reviewed and discussed the CD&A with management. Based on such review and discussions, the Compensation and Benefits Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Compensation and Benefits Committee
Dr. Arthur D. Greene (Chairman)
James Reade Chisman
Dr. Richard F. Clark
Russell Smith Evans, Jr.

Compensation Risk Disclosure

The Company's senior management has assessed the Company's compensation practices in light of the risks in the Company's operations. The Company's senior management has reviewed the SEC Compensation and Corporate Governance-related disclosure requirements and has determined that the Company does not participate in risk-based compensation practices. The Compensation and Benefits Committee concurs with senior management's position that the Company does not engage in compensation practices that encourage excessive risk taking.

In a few cases, commissions are paid as a portion of an individual's compensation; however, the majority of the total compensation is base pay. In these cases, commissions are paid to reward the sale of products and services, however, these individuals have no lending authority/approval/influence. Nominal referral fees are paid to employees from time-to-time as a reward for referring mortgage loans and/or other types of deposit gathering. In addition, a referral program for the Trust business is also in place, which rewards employees monetarily for referring closed sales and retaining current customers for Trust services. The CEO and NEOs do not participate in any commission or referral based compensation

The Company believes that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

PROPOSAL TWO
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Section 14A of the Exchange Act requires that the Company's stockholders have the opportunity to provide an advisory, non-binding vote to approve the Company's executive compensation as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules. Accordingly, the Company's stockholders are hereby given the opportunity to cast an advisory vote to approve or not approve the compensation of the Company's named executive officers as described above, by voting for or against this proposal.

The Compensation and Benefits Committee of the Board of Directors has designed the Company's executive compensation to recruit, retain and motivate employees who play a significant role in the organization's current and future success. The Compensation and Benefits Committee and the Board structure executive compensation to motivate these employees to maximize shareholder value by achieving performance goals while limiting risk appropriately and maintaining the safety and soundness of the organization. For a full description of these executive compensation practices, please see the description provided under the heading "Executive Compensation," including the "Compensation Discussion and Analysis".

The Company believes that its executive compensation and compensation practices and policies are reasonable in comparison to its peer group, are focused on pay-for-performance principles, are strongly aligned with the long-term interest of stockholders and are necessary to attract and retain experienced, highly qualified executives important to the Company's long-term success and the enhancement of shareholder value. The Board of Directors believes that the Company's executive compensation achieves these objectives, and, therefore, recommends that stockholders vote "for" the proposal.

Because this vote is advisory, it will not be binding on the Board of Directors and will not be construed as overruling any decision made by the Board of Directors. The Compensation and Benefits Committee and the Board of Directors will take into account the outcome of this advisory vote when considering future executive compensation arrangements, but they are not required to do so.

The Board of Directors recommends that stockholders vote "FOR" this proposal to provide advisory approval of the compensation of the Company's named executive officers.

PROPOSAL THREE
ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act also requires that the Company's stockholders have the opportunity to recommend how frequently the Company should provide an advisory vote on the Company's executive compensation, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Two beginning on page 32.

By voting on this proposal, stockholders may indicate whether they would prefer that the advisory vote on the Company's executive compensation occur every one, two or three years.

After careful consideration, the Board of Directors has determined that an advisory vote on the Company's executive compensation that occurs every year is the most appropriate alternative for the Company, and therefore the Board of Directors recommends that stockholders vote for a one-year frequency for the advisory vote on the Company's executive compensation.

In formulating its recommendation, the Board of Directors considered that an annual advisory vote on executive compensation will allow stockholders to provide the Company with their direct input on the Company's executive compensation philosophy, policies and practices as disclosed in the proxy statement every year. Additionally, an annual advisory vote on executive compensation is consistent with the Company's policy of seeking input from, and engaging in discussions with, stockholders on corporate governance matters and executive compensation.

Stockholders may cast their votes on the preferred frequency of the advisory vote on the Company's executive compensation by choosing the option of one year, two years, three years or abstain from voting when voting on this proposal. The option of one year, two years or three years that receives the highest number of votes cast by the stockholders will be the frequency for the advisory vote on executive compensation that has been recommended by the stockholders. The Board of Directors will take into account the outcome of the vote when considering how frequently to provide an advisory vote on executive compensation in the future. However, because this vote is advisory and not binding on the Board of Directors or the Company, the Board of

Directors may decide that it is in the best interests of the Company and its stockholders to select a frequency of advisory vote on executive compensation that differs from the option that receives the highest number of votes from stockholders.

The Board of Directors recommends that stockholders vote for a frequency of "EVERY YEAR" for future advisory votes on the Company's executive compensation.

Audit Committee Report

The Audit Committee of the Board of Directors (for purposes of this report, the "Committee") is composed of four non-employee directors, each of whom satisfies the requirements of FDICIA for Audit Committee members and the independence requirements of the SEC and the NASDAQ Stock Market's listing standards. In addition, the Board of Directors has also determined that Mr. Evans qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Committee oversees the Company's financial reporting process on behalf of the Board. Management is responsible for the Company's internal controls, financial reporting process and compliance with applicable laws and regulations and ethical business standards. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with Generally Accepted Accounting Principles (GAAP) and for issuing a report thereon. The Committee monitors and oversees these processes and has sole responsibility for the appointment, compensation and evaluation of the Company's independent registered public accounting firm.

In this context, the Committee met and held discussions with management and the independent registered public accounting firm. Management represented to the Committee that the Company's audited consolidated financial statements were prepared in accordance with GAAP, and the Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Committee also discussed with management, the independent registered public accounting firm and the Company's internal auditors the adequacy of the Company's system of internal controls.

The Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including their judgments about the quality, not just the acceptability, of the Company's accounting principles and underlying estimates in the Company's consolidated financial statements; all critical accounting policies and practices to be used; all alternative treatments within GAAP for policies and practices related to material items that have been discussed with management of the Company; and other material written communication between the independent registered public accounting firm and the management of the Company, such as any management letter or schedule of unadjusted differences.

The Company's independent registered public accounting firm also provided to the Committee the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Committee concerning independence, and the Committee discussed with the independent registered public accounting firm that firm's independence.

The Committee also discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based upon the Committee's discussions with management and the independent registered public accounting firm and the Committee's review of the representation of management and the written disclosures and report of the independent registered public accounting firm to the Committee, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC.

Audit Committee
Ellen Clark Thacker (Chairman)
Russell Smith Evans, Jr.
Dr. Arthur D. Greene
Stephen D. Harris

PROPOSAL FOUR
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. Yount, Hyde & Barbour, P.C. rendered audit services to the Company for the fiscal year ended December 31, 2012. These services consisted primarily of the examination and audit of the Company's financial statements, tax reporting assistance, and other audit and accounting matters. In the event that the appointment of Yount, Hyde & Barbour, P.C. is not ratified by stockholders at the Annual Meeting, the Audit Committee will consider making a change in the independent registered public accounting firm for 2014.

A representative of Yount, Hyde & Barbour, P.C. is expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

The Board of Directors recommends that stockholders vote "FOR" ratification of the appointment of Yount, Hyde & Barbour, P.C. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

Principal Accountant Fees

The following table presents the fees billed for professional audit services rendered by Yount, Hyde & Barbour, P.C., for the audit of the Company's annual financial statements for the years ended December 31, 2012 and 2011, as well as fees billed for other services rendered by Yount, Hyde & Barbour, P.C. during 2012 and 2011. All fees reflected below for 2012 and 2011 were pre-approved in accordance with the Audit Committee Pre-Approval Policy discussed below.

	Years Ended December 31,	
	2012	2011
Audit fees [1]	$138,400	$134,300
Audit-related fees [2]	0	4,125
Tax fees [3]	10,300	9,100
Total fees	$148,700	$147,525

(1) Audit fees consist of audit and review services, consents and review of documents filed with the SEC.

(2) Audit-related fees consist of pre-approved consultation concerning financial accounting and reporting standards.

(3) Tax fees consist of preparation of federal and state income tax returns and consultation regarding tax compliance issues.

The Audit Committee considers the provision of all of the above services to be compatible with maintaining the independence of the Company's independent registered public accounting firm, Yount, Hyde & Barbour, P.C.

Audit Committee Pre-Approval Policy

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee, or a designated member of the Audit Committee, must pre-approve all audit (including audit-related) and non-audit services performed by the independent registered public accounting firm in order to ensure that the provision of such services does not impair the accountants' independence. The Audit Committee has adopted, and the Board of Directors has ratified, an Audit Committee Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved. The Audit Committee has delegated interim pre-approval authority to Mrs. Thacker, Chairman of the Audit Committee. Any interim pre-approval of permitted non-audit services is required to be reported to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, executive officers, and 10% beneficial owners of the Company's common stock to file reports concerning their ownership of and transactions in the Company's common stock. Based on a review of the reports of changes in beneficial ownership of Company common stock and written representations made to the Company, the Company believes that its officers, directors and 10% beneficial owners complied with all filing requirements under Section 16(a) during 2012, with the exception of one late filing by Stephen D. Harris to report one transaction.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

The 2014 Annual Meeting of Stockholders is scheduled to be held on May 27, 2014.

If any stockholder intends to propose a matter for consideration at the Company's 2014 Annual Meeting (other than a director nomination), notice of the proposal must be received in writing by the Company's Secretary by March 4, 2014. If any stockholder intends to nominate an individual for director at the Company's 2014 Annual Meeting, notice of the nomination must comply with the Company's bylaws and must be received in writing by March 4, 2014. If any stockholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the 2014 Annual Meeting, the proposal must comply with SEC Rule 14a-8 and must be received by the Company at its main office in Hampton, Virginia, on or before December 9, 2013.

In addition, the proxy solicited by the Board of Directors for the 2014 Annual Meeting will confer discretionary authority to vote on any stockholder proposal presented at the meeting if the Company has not received notice of such proposal by March 4, 2014, in writing delivered to the Company's Secretary.

OTHER MATTERS

As of the date of this Proxy Statement, management of the Company has no knowledge of any matters to be presented for consideration at the Annual Meeting other than proposals one, two, three and four referred to above. If any other matters properly come before the Annual Meeting, the persons named in the accompanying proxy intend to vote such proxy, to the extent entitled, in accordance with their best judgment.

By Order of the Board of Directors,

Louis G. Morris
Secretary to the Board

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2012, will be furnished without charge to stockholders upon written request directed to:

Laurie D. Grabow
Executive Vice President/Finance
The Old Point National Bank of Phoebus
1 West Mellen Street
Hampton, Virginia 23663
(757) 728-1251

The Company's Annual Report on Form 10-K can also be viewed on the Investor Relations link on the Company's Internet website at http://www.oldpoint.com.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 000-12896

OLD POINT FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia
(State or other jurisdiction of incorporation or organization)

54-1265373
(IRS Employer Identification No.)

1 West Mellen Street, Hampton, Virginia 23663
(Address of principal executive offices) (Zip Code)

(757) 728-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $5 par value
(Title of each class)

The NASDAQ Stock Market LLC
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No **[X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No **[X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes **[X]** No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes **[X]** No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)   Smaller reporting company **[X]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No **[X]**

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant as of June 29, 2012 was $34,127,207 based on the closing sales price on the NASDAQ Capital Market of $10.80.

There were 4,959,009 shares of common stock outstanding as of February 28, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's Annual Meeting of Stockholders to be held on May 28, 2013, are incorporated by reference in Part III of this report.

OLD POINT FINANCIAL CORPORATION

FORM 10-K

INDEX

Part I

Item 1. Business

GENERAL

Old Point Financial Corporation (the Company) was incorporated under the laws of Virginia on February 16, 1984, for the purpose of acquiring all the outstanding common stock of The Old Point National Bank of Phoebus (the Bank), in connection with the reorganization of the Bank into a one-bank holding company structure. At the annual meeting of the stockholders on March 27, 1984, the proposed reorganization was approved by the requisite stockholder vote. At the effective date of the reorganization on October 1, 1984, the Bank merged into a newly formed national bank as a wholly-owned subsidiary of the Company, with each outstanding share of common stock of the Bank being converted into five shares of common stock of the Company.

The Company completed a spin-off of its trust department as of April 1, 1999. The organization is chartered as Old Point Trust & Financial Services, N.A. (Trust). Trust is a nationally chartered trust company. The purpose of the spin-off was to have a corporate structure more ready to compete in the field of wealth management. Trust is a wholly-owned subsidiary of the Company.

The Bank is a national banking association that was founded in 1922. As of the end of 2012, the Bank had 21 branch offices serving the Hampton Roads localities of Hampton, Newport News, Norfolk, Virginia Beach, Chesapeake, Williamsburg/James City County, York County and Isle of Wight County. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and business customers.

The Company's primary activity is as a holding company for the common stock of the Bank and Trust. The principal business of the Company is conducted through its subsidiaries, which continue to conduct business in substantially the same manner as before the reorganization and spin-off.

As of December 31, 2012, the Company had assets of $907.5 million, loans of $471.1 million, deposits of $753.8 million, and stockholders' equity of $89.3 million. At year-end, the Company and its subsidiaries had a total of 319 employees, 18 of whom were part-time.

MARKET AREA AND COMPETITION

The Company's market area is located in Hampton Roads. Situated in the southeastern corner of Virginia and boasting the world's largest natural deepwater harbor, the Hampton Roads Metropolitan Statistical Area (MSA) is the 37th most populous MSA in the United States according to the U.S. Census Bureau's 2010 census. Hampton Roads includes the cities of Chesapeake, Hampton, Newport News, Norfolk, Poquoson, Portsmouth, Suffolk, Virginia Beach and Williamsburg, and the counties of Isle of Wight, Gloucester, James City, Mathews, York and Surry. An integrated transportation network of interstate highways, air, rail and sea services provide excellent access between the communities of this region and the markets of the world.

Six of the ten largest population centers in the United States are located within 750 miles of Hampton Roads. The Hampton Roads MSA is the largest market between Washington D.C. and Atlanta, GA, and the fourth largest MSA in the southeast. The region has seen a 5.9% increase in population between 2000 and 2009 and is home to nearly 1.7 million people. The Virginia Employment Commission projects the population in the Hampton Roads MSA to be nearly 1.85 million people by the year 2020.

With the world's largest natural deepwater harbor, Hampton Roads' ports have played an important role in the region's history and economy. In addition, Hampton Roads is home to one of the largest military installations in the world and one of the largest concentrations of Department of Defense personnel in the United States.

The Hampton Roads MSA is the third largest deposit market in Virginia, after Richmond and the Washington Metropolitan area, according to the Federal Deposit Insurance Corporation (FDIC). The Company's market area is serviced by 78 banks, savings institutions and credit unions. In addition, branches of virtually every major brokerage house serve the Company's market area.

The banking business in Virginia, and in the Company's primary service area in the Hampton Roads MSA, is highly competitive and dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have over the Company is their ability to finance wide-ranging advertising campaigns and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Company.

Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. The Company competes by emphasizing customer service and technology, establishing long-term customer relationships and building customer loyalty, and providing products and services to address the specific needs of the Company's customers. The Company targets individual and small-to-medium size business customers.

There is strong competition for customers because community banks typically rely on their local branch and office networks. This is particularly true in the current competitive market with the recent upheaval in the financial services industry. Community banks are well positioned to reclaim business lost to larger banks because banking is a relationship business, where character and creditworthiness both count. A community bank takes more personalized care of its customers because customers are more than just a number to it. This is especially important to consumers now, at a time when the level of trust in larger, more complex institutions is low.

In order to capitalize on these opportunities and emerge from the crisis stronger, community banks must position themselves to compete with larger banks in the long term. To accomplish this, the Company is focused on strengthening customer loyalty, establishing a strong, customer-focused brand and improving its cross-selling strategies across all lines of business. Because high levels of trust drive both referral behavior and future purchase intentions, loyalty experts agree it is more cost-effective to retain customers than to acquire them. By focusing on relationships with current customers, the Company has the opportunity to grow from within, then use these internal growth patterns to expand Company business with new customers.

Concurrently, the Company continues to build a stronger presence in the business banking market, where greater opportunities for fee-based revenues and cross-selling exist. Small businesses create two thirds or more of all net new jobs, according to the US Department of Labor, and as such, are an extremely valuable resource. In 2009, the Company expanded its treasury services offerings by adding a Corporate Banking group and expanding its product offerings to match those offered by larger institutions. This expansion continued throughout 2011 and 2012 with an aim towards growth and relationship development. Through these business banking capabilities, the Company is able to service a highly lucrative market that offers the opportunities to identify new revenue streams and cross sell additional products.

Personal assets held by non-banks are difficult to track at a local level, so research relies on deposits reported by governmental agencies to measure market share. As of June 30, 2012, the Company held eleventh place with 2.3% market share of all Hampton Roads deposits, as compared to 3.13% market share, or eighth place, as of June 30, 2011. Overall deposit growth remains consistent including the geographically smaller markets as well. In Hampton, the Company retains first place and continues to gain momentum with 35.2% market share and deposit growth totaling over $25 million, as compared to 34.6% market share as of June 30, 2011. Market share also increased in Newport News, with deposits rising by over $12 million over the previous year and in Isle of Wight, with deposits increasing by almost $1.5 million. Though deposits grew in James City by almost 9% ($1.8 million), market share decreased to 2.4% from 2.6% in 2011.

Between 2011 and 2012, while deposits dropped in Norfolk and Chesapeake, deposits increased in Virginia Beach. Norfolk deposits fell by approximately 4% (just under $3 million) and in Chesapeake by about 14% ($3.7 million), but Virginia Beach deposits grew by 12% ($3.7 million). Combined with heightened marketing efforts, the staff in the Company's newer locations continues to work diligently to increase the Company's name recognition in their respective regions of the Hampton Roads MSA.

The Company also faces competitive pressure from credit unions. The three largest credit unions headquartered in the Hampton Roads MSA are Chartway Federal Credit Union, Langley Federal Credit Union, and Bay Port Credit Union with deposits totaling approximately $1.74 billion, $1.47 billion and $1.08 billion, respectively. Though Chartway posted a negative 0.86% growth rate, Langley and Bayport each posted growth rate of approximately 5% from 2011 to 2012.

AVAILABLE INFORMATION

The Company maintains a website on the Internet at www.oldpoint.com. The Company makes available free of charge, on or through its website, its proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC). This reference to the Company's Internet address shall not, under any circumstances, be deemed to incorporate the information available at such Internet address into this Form 10-K or other SEC filings. The information available at the Company's Internet address is not part of this Form 10-K or any other report filed by the Company with the SEC. The public may read and copy any documents the Company files at the SEC's Public Reference Room at 100 F Street, N.E. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company's SEC filings can also be obtained on the SEC's website on the Internet at www.sec.gov.

REGULATION AND SUPERVISION

Set forth below is a brief description of some of the material laws and regulations that affect the Company. The description of these statutes and regulations is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to the statutes and regulations summarized below. No assurance can be given that these statutes or regulations will not change in the future.

General. The financial crisis of 2008, including the downturn of global economic, financial and money markets and the threat of collapse of numerous financial institutions, and other recent events have led to the adoption of numerous new laws and regulations that apply to financial institutions. The most significant of these new laws is the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), adopted on July 21, 2010 to implement significant structural reforms to the financial services industry. The Dodd-Frank Act is discussed in more detail below.

As a result of the Dodd-Frank Act and other regulatory reforms, the Company is experiencing a period of rapidly changing regulatory requirements. These regulatory changes could have a significant impact on how the Company conducts its business. The full extent of the Dodd-Frank Act and other proposed regulatory reforms cannot yet be determined and will depend to a large extent on the many specific regulations that the Dodd-Frank Act requires to be adopted in the coming months and years.

As a public company, the Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), which include, but are not limited to, the filing of annual, quarterly and other reports with the SEC. The Company is also required to comply with other laws and regulations of the SEC applicable to public companies.

The Company is also a bank holding company within the meaning of the Bank Holding Company Act of 1956, and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the FRB). Generally, a bank holding company is required to obtain the approval of the FRB before acquiring a controlling interest in a bank or engaging in an activity considered to be a non-banking activity, either directly or through a subsidiary. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates.

As a national bank, the Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency (the Comptroller). The prior approval of the Comptroller or other appropriate bank regulatory authority is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the Community Reinvestment Act (the CRA) and fair housing initiatives, and the effectiveness of the subject organizations in combating money laundering activities. Each depositor's account with the Bank is insured by the FDIC to the maximum amount permitted by law. The Bank is also subject to certain regulations promulgated by the FRB and applicable provisions of Virginia law, insofar as they do not conflict with or are not preempted by federal banking law.

As a non-depository national banking association, Trust is subject to regulation, supervision and regular examination by the Comptroller. Trust's exercise of fiduciary powers must comply with Regulation 9 promulgated by the Comptroller and with Virginia law.

The regulations of the FRB, the Comptroller and the FDIC govern most aspects of the Company's business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching, deposit interest rate ceilings and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in the United States, the Company's business is particularly susceptible to changes in state and federal legislation and regulations, which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

The Bank Holding Company Act. As a bank holding company, the Company is subject to the supervision of the FRB. A bank holding company is required to obtain the approval of the FRB before making certain acquisitions or engaging in certain activities. Bank holding companies and their subsidiaries are also subject to restrictions on transactions with insiders and affiliates.

A bank holding company is required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, and before it may acquire ownership or control of the voting shares of any bank if, after giving effect to the acquisition, the bank holding company would own or control more than 5 percent of the voting shares of such bank. The approval of the FRB is also required for the merger or consolidation of bank holding companies.

The FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

The Company is required to file periodic reports with the FRB and provide any additional information the FRB may require. The FRB also has the authority to examine the Company and its subsidiaries, as well as any arrangements between the Company and its subsidiaries, with the cost of any such examinations to be borne by the Company.

Banking subsidiaries of bank holding companies are subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain restrictions set forth in the Federal Reserve Act, a bank can loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate or issue a guarantee, acceptance or letter of credit on behalf of an affiliate, as long as the aggregate amount of such transactions of a bank and its subsidiaries with its affiliates does not exceed 10 percent of the capital stock and surplus of the bank on a per affiliate basis or 20 percent of the capital stock and surplus of the bank on an aggregate affiliate basis. In addition, such transactions must be on terms and conditions that are consistent with safe and sound banking practices. In particular, a bank and its subsidiaries generally may not purchase a low-quality asset (as defined in the Federal Reserve Act) from an affiliate. These restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts. Additionally, the Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services.

A bank holding company is prohibited from engaging in or acquiring, either directly or indirectly through a subsidiary, ownership or control of more than 5 percent of the voting shares of any company engaged in non-banking activities. A bank holding company may, however, engage in or acquire an interest in a company that engages in activities which the FRB has determined by regulation or order are so closely related to banking as to be a proper incident to banking. In making these determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public that outweigh possible adverse effects.

The Dodd-Frank Act. The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape, including changes that will affect all bank holding companies and banks, including the Company and the Bank. Provisions that significantly affect the business of the Company and the Bank include the following:

- *Insurance of Deposit Accounts*. The Dodd-Frank Act changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital. The Dodd-Frank Act also made permanent the $250,000 limit for federal deposit insurance and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.

- *Payment of Interest on Demand Deposits*. The Dodd-Frank Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

- *Creation of the Consumer Financial Protection Bureau.* The Dodd-Frank Act centralized significant aspects of consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau (the CFPB), which is discussed in more detail below.

- *Debit Card Interchange Fees.* The Dodd-Frank Act amended the Electronic Fund Transfer Act (EFTA) to, among other things, require that debit card interchange fees be reasonable and proportional to the actual cost incurred by the issuer with respect to the transaction. In June 2011, the FRB adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements additional fraud-prevention standards. Although issuers that have assets of less than $10 billion are exempt from the FRB's regulations that set maximum interchange fees, these regulations could significantly affect the interchange fees that financial institutions with less than $10 billion in assets are able to collect.

In addition, the Dodd-Frank Act implements other far-reaching changes to the financial regulatory landscape, including provisions that:

- Restrict the preemption of state law by federal law and disallow subsidiaries and affiliates of national banks from availing themselves of such preemption.

- Impose comprehensive regulation of the over-the-counter derivatives market subject to significant rulemaking processes, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself.

- Require loan originators to retain 5 percent of any loan sold or securitized, unless it is a "qualified residential mortgage", subject to certain restrictions.

- Implement corporate governance revisions that apply to all public companies not just financial institutions.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on the Company, Bank and Trust or their customers or the financial industry more generally. Provisions in the legislation that require revisions to the capital requirements of the Company and the Bank could impact the Company's and the Bank's future equity raising activities. Although the Company and Bank have not issued trust preferred securities, provisions in the legislation that revoke the Tier 1 capital treatment of trust preferred securities could cause the Company and the Bank to seek other sources of capital in the future.

Some of the rules that have been proposed and, in some cases, adopted to comply with the Dodd-Frank Act's mandates are also discussed below as appropriate.

Incentive Compensation. The FRB, the Comptroller and the FDIC have issued regulatory guidance (the Incentive Compensation Guidance) intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Company, that are not "large, complex banking organizations." The findings will be included in reports of examination, and deficiencies will be incorporated into the organization's supervisory ratings. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Act requires the SEC and the federal bank regulatory agencies to establish joint regulations or guidelines that require financial institutions with assets of at least $1 billion to disclose the structure of their incentive compensation practices and prohibit such institutions from maintaining compensation arrangements that encourage inappropriate risk-taking by providing excessive compensation or that could lead to material financial loss to the financial institution. The SEC and the federal bank regulatory agencies proposed such regulations in March 2011, which may become effective before the end of 2013. If the regulations are adopted as proposed, they will impose limitations on the manner in which the Company may structure compensation for its executives only if the Company's total consolidated assets reach or exceed $1 billion. These proposed regulations incorporate the principles discussed in the Incentive Compensation Guidance.

Capital Requirements. The FRB, the Comptroller and the FDIC have adopted risk-based capital adequacy guidelines for bank holding companies and banks pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) and the Basel III Capital Accords. These capital adequacy regulations are based upon a risk-based capital determination, whereby a bank holding company's capital adequacy is determined in light of the risk, both on- and off-balance sheet, contained in the company's assets. Different categories of assets are assigned risk weightings by the regulatory agencies and are counted as a percentage of their book value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources" in Item 7 of this report on Form 10-K.

Under the FDICIA, there are five capital categories applicable to bank holding companies and insured institutions, each with specific regulatory consequences. If the appropriate federal banking agency determines, after notice and an opportunity for hearing, that an insured institution is in an unsafe or unsound condition, it may reclassify the institution to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition. The FRB and the Comptroller have issued regulations to implement these provisions. Under these regulations, the categories are:

a. Well Capitalized — the institution exceeds the required minimum level for each relevant capital measure. A well-capitalized institution is one (i) having a Risk-based Capital Ratio of 10 percent or greater, (ii) having a Tier 1 Risk-based Capital Ratio of 6 percent or greater, (iii) having a Leverage Ratio of 5 percent or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

b. Adequately Capitalized — the institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one having (i) a Risk-based Capital Ratio of 8 percent or greater, (ii) a Tier 1 Risk-based Capital Ratio of 4 percent or greater and (iii) a Leverage Ratio of 4 percent or greater or a Leverage Ratio of 3 percent or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

c. Undercapitalized — the institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one having (i) a Risk-based Capital Ratio of less than 8 percent or (ii) a Tier 1 Risk-based Capital Ratio of less than 4 percent or (iii) a Leverage Ratio of less than 4 percent, or if the institution is rated a composite 1 under the CAMELS rating system, a Leverage Ratio of less than 3 percent.

d. Significantly Undercapitalized — the institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one having (i) a Risk-based Capital Ratio of less than 6 percent or (ii) a Tier 1 Risk-based Capital Ratio of less than 3 percent or (iii) a Leverage Ratio of less than 3 percent.

e. Critically Undercapitalized — the institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2 percent.

An institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution may not make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such dividend would cause the Bank to become undercapitalized, it could not pay a management fee or dividend to the Company.

Basel III Capital Framework. In June 2012, the federal bank regulatory agencies proposed (i) rules to implement the Basel III capital framework as outlined by the Basel Committee on Banking Supervision, and (ii) rules for calculating risk-weighted assets. The federal bank regulatory agencies have delayed the implementation of Basel III and the new risk-weighted assets calculations to consider comments received on the proposed rules. The timing for the agencies' publication of revised proposed rules regarding, or final rules to implement, Basel III and the new risk-weighted assets calculations is uncertain.

Basel III, when implemented by the federal banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The Basel III capital framework, among other things, is anticipated to (i) introduce as a new capital measure "Common Equity Tier 1" (CET1), (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the adjustments as compared to existing regulations.

When fully phased in, Basel III would require banks to maintain (i) as a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

Basel III will also provide for a "countercyclical capital buffer," generally designed to absorb losses during periods of economic stress and to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk. This buffer would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The Basel III capital framework is also expected to provide for a number of new deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

Implementation of the deductions and other adjustments to CET1 are currently expected to be phased-in over a five-year period (20% per year). The implementation of the capital conservation buffer is expected to begin at 0.625% and be phased in over a four-year period (increasing by that amount each year until it reaches 2.5%).

In connection with proposing rules to adopt the Basel III capital framework, the federal banking agencies also proposed revisions to the general rules for calculating a banking organization's total risk-weighted assets (the denominator for risk-based capital ratios) (such revisions, the Standardized Approach). If adopted as proposed, the Standardized Approach would modify the risk-weightings that are applied to many classes of assets held by community banks, including, importantly, the application of higher risk-weightings to certain "higher risk" mortgage loans and commercial real estate loans that are frequently held in a community bank's loan portfolio.

The regulations ultimately applicable to the Company may be substantially different from the Basel III proposed rules that were issued in June 2012. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Company's net income and return on equity.

Insurance of Accounts, Assessments and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund (DIF) of the FDIC. In July 2010, the Dodd-Frank Act permanently raised the basic limit on federal deposit insurance coverage to $250,000 per depositor, but did not change FDIC deposit insurance coverage for retirement accounts, which remains $250,000 per depositor.

Under the Federal Deposit Insurance Act (FDIA), the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes.

The DIF is funded by assessments on banks and other depository institutions. As required by the Dodd-Frank Act, in 2011 the FDIC approved a final rule that changed the assessment base for DIF assessments from domestic deposits to average consolidated total assets minus average tangible equity (defined as Tier 1 capital). In addition, also as required by the Dodd-Frank Act, the FDIC has adopted a new large-bank pricing assessment scheme, set a target "designated reserve ratio" (described in more detail below) of 2 percent for the DIF, and established a lower assessment rate schedule when the fund reaches 1.15 percent and, in lieu of dividends, provided for a lower rate schedule, when the reserve ratio reaches 2 percent and 2.5 percent.

An institution's assessment rate depends upon the institution's assigned risk category, which is based on supervisory evaluations, regulatory capital levels and certain other factors. Initial base assessment rates range from 2.5 to 45 basis points. The FDIC may make the following further adjustments to an institution's initial base assessment rates: decreases for long-term unsecured debt including most senior unsecured debt and subordinated debt; increases for holding long-term unsecured debt or subordinated debt issued by other insured depository institutions; and increases for broker deposits in excess of 10 percent of domestic deposits for institutions not well rated and well capitalized.

The Dodd-Frank Act transferred to the FDIC increased discretion with regard to managing the required amount of reserves for the DIF, or the "designated reserve ratio." Among other changes, the Dodd-Frank Act (i) raised the minimum designated reserve ratio to 1.35 percent and removed the upper limit on the designated reserve ratio, (ii) requires that the designated reserve ratio reach 1.35 percent by September 2020, and (iii) requires the FDIC to offset the effect on institutions with total consolidated assets of less than $10 billion of raising the designated reserve ratio from 1.15 percent to 1.35 percent. The FDIA requires that the FDIC consider the appropriate level for the designated reserve ratio on at least an annual basis. In October 2010, the FDIC adopted a new DIF restoration plan to ensure that the fund reserve ratio reaches 1.35 percent by September 30, 2020, as required by the Dodd-Frank Act.

The Sarbanes-Oxley Act. The Sarbanes-Oxley Act (SOX) enacted major reforms of the federal securities laws intended to protect investors by improving the accuracy and reliability of corporate disclosures. It impacts all companies with securities registered under the Exchange Act, including the Company. SOX creates increased responsibility for chief executive officers and chief financial officers with respect to the content of filings with the SEC. Section 404 of SOX and related SEC rules focused increased scrutiny by internal and external auditors on the Company's systems of internal controls over financial reporting, to insure that those internal controls are effective in both design and operation. SOX sets out enhanced requirements for audit committees, including independence and expertise, and it includes stronger requirements for auditor independence and limits the types of non-audit services that auditors can provide. Finally, SOX contains additional and increased civil and criminal penalties for violations of securities laws.

Financial Holding Company Status. As provided by the Gramm-Leach-Bliley Act of 1999 (the GLBA), a bank holding company may become eligible to engage in activities that are financial in nature or incident or complementary to financial activities by qualifying as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA (discussed below). In addition, the bank holding company must file with the FRB a declaration of its intention to become a financial holding company. While the Company satisfies these requirements, the Company has elected for various reasons not to be treated as a financial holding company under the GLBA. Additionally, the qualification as a financial holding company by other bank holding companies has not had a material impact on the Company's or the Bank's business.

Confidentiality and Required Disclosures of Consumer Information. The Company is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The GLBA and certain new regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

The Company is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA Patriot Act facilitates information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. The Federal Bureau of Investigation (FBI) sends banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities, and requests banks to search their records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report with the Treasury and contact the FBI. The Office of Foreign Assets Control (OFAC), which is a division of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. If the Bank finds a name of an "enemy" of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report with the Treasury and notify the FBI.

Although these laws and programs impose compliance costs and create privacy obligations and, in some cases, reporting obligations, these laws and programs do not materially affect the Bank's products, services or other business activities.

Community Reinvestment Act. The Company is subject to the requirements of the CRA, which imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are currently evaluated as part of the examination process. These efforts also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Consumer Laws and Regulations. The Company is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions transact business with customers. The Company must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

The Dodd-Frank Act created the CFPB, a federal regulatory agency that is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, smaller institutions. The Dodd-Frank Act gives the CFPB authority to supervise and regulate providers of consumer financial products and services, establishes the CFPB's power to act against unfair, deceptive or abusive practices, and gives the CFPB rulemaking authority in connection with numerous federal consumer financial protection laws (for example, but not limited to, the Truth-in-Lending Act and the Real Estate Settlement Procedures Act).

As a smaller institution (i.e., with assets of $10 billion or less), most consumer protection aspects of the Dodd-Frank Act will continue to be applied to the Company by the FRB and to the Bank by the Comptroller. However, the CFPB may include its own examiners in regulatory examinations by a small institution's prudential regulators and may require smaller institutions to comply with certain CFPB reporting requirements. In addition, regulatory positions taken by the CFPB and administrative and legal precedents established by CFPB enforcement activities, including in connection with supervision of larger bank holding companies, could influence how the FRB and Comptroller apply consumer protection laws and regulations to financial institutions that are not directly supervised by the CFPB. The precise effect of the CFPB's consumer protection activities on the Company cannot be forecast.

Stress Testing. As required by the Dodd-Frank Act, the federal banking agencies have implemented stress testing requirements for certain financial institutions, including bank holding companies and state chartered banks, with more than $10 billion in total consolidated assets. Although these requirements do not apply to institutions with $10 billion or less in total consolidated assets, the federal banking agencies, including the Comptroller, emphasize that all banking organizations, regardless of size, should have the capacity to analyze the potential impact of adverse market conditions or outcomes on the organization's financial condition. Based on existing regulatory guidance, the Company and the Bank will be expected to consider the institution's interest rate risk management, commercial real estate concentrations and other credit-related information, and funding and liquidity management during this analysis of adverse outcomes.

Future Regulation. From time to time, various legislative and regulatory initiatives are introduced in the United States Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of the Company or the Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. The Company cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of the Company. A change in statutes, regulations or regulatory policies applicable to the Company, the Bank or Trust could have a material effect on the business of the Company.

Item 1A. Risk Factors

U.S. and international economic conditions and credit markets pose challenges for the Company and could adversely affect the results of operations, liquidity and financial condition. The Company is currently operating in a challenging and uncertain economic environment, both in the local markets it serves and in the broader national and international economies. A further deterioration of national or international economic conditions could adversely affect the financial condition and operating performance of financial institutions, including by reducing the value of the Company's securities portfolio, and could increase the regulatory scrutiny of financial institutions. A further deterioration of local economic conditions could lead to further declines in real estate values and home sales and increases in the financial stress on borrowers and unemployment rates, all of which could lead to increases in loan delinquencies, problem assets and foreclosures and reductions in loan collateral value. Such a further deterioration of local economic conditions could cause the level of loan losses to exceed the level the Company has provided in its allowance for loan losses which, in turn, would reduce the Company's earnings.

Global credit market conditions could continue to be disrupted and volatile. Although the Company remains well capitalized and has not suffered any liquidity issues, the cost and availability of funds may be adversely affected by illiquid credit markets. Continued turbulence in the U.S. and international markets and economy may adversely affect the Company's liquidity, financial condition and profitability.

The downgrade of the U.S. credit rating and Europe's debt crisis could have a material adverse effect on the Company's business, financial condition and liquidity. Standard & Poor's lowered its long term sovereign credit rating on the United States of America from AAA to AA+ in 2011. A further downgrade or a downgrade by other rating agencies could have a material adverse impact on financial markets and economic conditions in the United States and worldwide. Any such adverse impact could have a material adverse effect on the Company's liquidity, financial condition and results of operations.

In addition, the possibility that certain European Union (EU) member states will default on their debt obligations has negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the EU's financial support programs and the possibility that other EU member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on the Company's liquidity, financial condition and results of operations.

The Company is subject to interest rate risk and variations in interest rates may negatively affect its financial performance. The Company's profitability depends in substantial part on its net interest margin, which is the difference between the rates received on loans and investments and the rates paid for deposits and other sources of funds. The net interest margin depends on many factors that are partly or completely outside of the Company's control, including competition; federal economic, monetary and fiscal policies; and economic conditions. Changes in interest rates affect operating performance and financial condition. The Company tries to minimize its exposure to interest rate risk, but it is unable to completely eliminate this risk. Because of the differences in the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's net interest margin and, in turn, its profitability. In addition, the FRB's Federal Open Market Committee has stated that it will keep the federal funds target rate at 0%-0.25% until economic and labor conditions (as indicated by the unemployment rate) improve, which is currently expected to be until 2015. Even though such a continuance of accommodative monetary policy could allow the Company to continue to reprice fixed-rate deposits at lower rates, sustained low interest rates could put further pressure on the yields generated by the Company's loan portfolio and on the Company's net interest margin. At December 31, 2012, based on scheduled maturities only, the Company's balance sheet was liability sensitive at the one year time frame and, as a result, its net interest margin will tend to decrease in a rising interest rate environment and increase in a declining interest rate environment.

In addition, any substantial and prolonged increase in market interest rates could reduce the Company's customers' desire to borrow money or adversely affect their ability to repay their outstanding loans by increasing their credit costs. Interest rate changes could also affect the fair value of the Company's financial assets and liabilities. Accordingly, changes in levels of market interest rates could materially and adversely affect the Company's net interest margin, asset quality, loan origination volume, business, financial condition, results of operations and cash flows.

Continued declines in loans outstanding could have a material adverse impact on the Company's operating results and financial condition. If quality loan demand does not increase and the Company's loan portfolio continues to decline, the Company expects that excess liquidity will continue to be invested in marketable securities. Because loans typically yield higher returns than the Company's investment portfolio, a continued shift towards investments in the Company's asset mix would likely result in a continued overall reduction in net interest income and the net interest margin. The principal source of earnings for the Company is net interest income, and as discussed above, the Company's net interest margin is a major determinant of the Company's profitability. The effects of a reduction in net interest income and the net interest margin may be exacerbated by the intense competition for quality loans in the Company's primary service area and by rate reductions on loans currently held in the portfolio. As a result, a continued reduction in loans could have a material adverse effect on the Company's operating results and financial condition.

The Company's substantial dependence on dividends from its subsidiaries may prevent it from paying dividends to its stockholders and adversely affect its business, results of operations or financial condition. The Company is a separate legal entity from its subsidiaries and does not have significant operations or revenues of its own. The Company substantially depends on dividends from its subsidiaries to pay dividends to stockholders and to pay its operating expenses. The availability of dividends from the subsidiaries is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Company and other factors, that the Comptroller could assert that payment of dividends by the subsidiaries is an unsafe or unsound practice. In the event the subsidiaries are unable to pay dividends to the Company, the Company may not be able to pay dividends on the Company's common stock, service debt or pay operating expenses. Consequently, the inability to receive dividends from the subsidiaries could adversely affect the Company's financial condition, results of operations, cash flows and limit stockholders' return, if any, to capital appreciation.

The Company's profitability depends significantly on local economic conditions and the effects of the federal government's sequestration spending cuts may negatively affect the local economy. The Company's success depends primarily on the general economic conditions of the markets the Company operates in. Unlike larger financial institutions that are more geographically diversified, the Company provides banking and financial services to customers primarily in the Hampton Roads MSA. The local economic conditions in this area have a significant impact on the demand for loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond the Company's control could impact these local economic conditions. In addition, the federal government's automatic reductions in both defense and non-defense spending beginning in March 2012 (through a process commonly known as sequestration) are expected to reduce the level of government spending and may change government contracting policies. Hampton Roads is home to one of the largest military installations in the world and one of the largest concentrations of Department of Defense personnel in the United States. Expected federal government spending cuts as a result of the sequestration could have a severe negative impact on the unemployment rate and business development activities in the Company's primary service area. The relatively stagnant general economic conditions and the current challenging economic environment have negatively effected the financial results of the Company's operations. This impact could worsen as a result of the expected impacts of the sequestration.

A decline in real estate values could cause a significant portion of the Company's loan portfolio to be under-collateralized and adversely impact the Company's operating results and financial condition. The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for the Company's loan portfolio were to decline materially, a significant part of the loan portfolio could become under-collateralized. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then, in the event of foreclosure, the Company may not be able to realize the dollar value from the collateral that it anticipated at the time of originating the loan.

In recent years, the market value of real estate has declined and has been unable to materially recover, leaving the Company with certain loans that are under-collateralized. Some of these loans have become troubled and have been foreclosed upon, and the Company was unable to realize the expected value of the collateral. Due to these events, the Company has established a valuation reserve for foreclosed assets, which negatively affects the Company's earnings in periods in which a provision is added to the valuation reserve.

In addition, the decline in real estate values and recent inability to materially recover has caused and could continue to cause the Company to experience losses when selling foreclosed property. These factors have had an adverse affect on operating results.

Market risk affects the earnings of Trust. The fee structure of Trust is generally based upon the market value of accounts under administration. Most of these accounts are invested in equities of publicly traded companies and debt obligations of both government agencies and publicly traded companies. As such, fluctuations in the equity and debt markets in general have had a direct impact upon the earnings of Trust.

The Company may be adversely affected by changes in government monetary policy. As a bank holding company, the Company's business is affected by the monetary policies established by the FRB, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. In setting its policy, the FRB may utilize techniques such as the following:

- Engaging in open market transactions in U.S. Government securities;
- Setting the discount rate on member bank borrowings; and
- Determining reserve requirements.

These techniques may have an adverse effect on deposit levels, net interest margin, loan demand or the Company's business and operations.

The allowance for loan losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans and leases. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance for loan losses may not be adequate to cover actual loan losses. In addition, future provisions for loan losses could materially and adversely affect, and have in recent years materially and adversely affected, the Company's operating results. The allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolutions, changes in the size and composition of the loan portfolio and industry information. Also included in management's estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic and other conditions, including changes in interest rates, that may be beyond the Company's control and these future losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan losses. While management believes that the Company's allowance is adequate to cover current losses, the Company cannot assure investors that it will not need to increase the allowance or that regulators will not require the allowance to be increased. Either of these occurrences could materially and adversely affect earnings and profitability.

The Dodd-Frank Act has increased the Company's regulatory compliance burden and associated costs, placed restrictions on certain products and services and limited its future capital raising strategies. A wide range of regulatory initiatives directed at the financial services industry has been proposed in recent years. One of those initiatives, the Dodd-Frank Act, was enacted in 2010 and mandates significant changes in the financial regulatory landscape that will impact all financial institutions, including the Company and the Bank. Since its enactment, the Dodd-Frank Act has increased the Company's regulatory compliance burden and its continuing implementation will likely continue to increase the Company's regulatory compliance burden and may have a material adverse effect on the Company, by increasing the costs associated with regulatory examinations and compliance measures. However, it is too early to fully assess the impact of the Dodd-Frank Act and related regulatory rulemaking processes on the Company's and the Bank's business, financial condition or results of operations.

One of the Dodd-Frank Act's significant regulatory changes is the creation of the CFPB, a financial consumer protection agency that has the authority to impose new regulations and include its examiners in routine regulatory examinations conducted by the Comptroller. The CFPB may reshape the consumer financial laws through rulemaking and enforcement of the Dodd-Frank Act's prohibitions against unfair, deceptive and abusive business practices, which may directly impact the business operations of financial institutions offering consumer financial products or services, including the Company and the Bank. This agency's broad rulemaking authority includes identifying practices or acts that are unfair, deceptive or abusive in connection with any consumer financial transaction or consumer financial product or service. Although the CFPB generally has jurisdiction over banks with $10 billion or more in assets, rules, regulations and policies issued by the CFPB may also apply to the Company, the Bank and/or Trust through the adoption of such policies and best practices by the FRB, Comptroller and FDIC. The full costs and limitations related to this additional regulatory agency and the limitations and restrictions that may be placed upon the Company with respect to its consumer product and service offerings have yet to be determined. However, these costs, limitations and restrictions may have a material impact on the Company's business, financial condition and results of operations.

The Dodd-Frank Act also increases regulatory supervision and examination of bank holding companies and their banking and non-banking subsidiaries. These and other regulations included in the Dodd-Frank Act could increase the Company's regulatory compliance burden and costs, restrict the financial products and services the Bank can offer to its customers and restrict the Company's ability to generate revenues from non-banking operations. The Dodd-Frank Act imposes more stringent capital requirements on bank holding companies, which could limit the Company's future capital strategies.

The Basel III capital framework could require higher levels of capital and liquid assets, which could adversely affect the Company's net income and return on equity. The Basel III capital framework, when implemented by the U.S. banking agencies and fully phased-in, would represent the most comprehensive overhaul of the U.S. banking capital framework in over two decades. The proposed Basel III capital framework and related changes to the standardized calculations of risk-weighted assets are complex and would create enormous compliance burdens, especially for community banks. These proposed regulations would require bank holding companies and their subsidiaries, such as the Company and the Bank, to maintain substantially more capital as a result of higher required capital levels and more demanding regulatory capital risk-weightings and calculations. For example, the Basel III framework would require unrealized gains and losses to flow through to common equity tier 1 capital, which would create significant, and to some extent unpredictable, volatility in regulatory capital levels and calculations and cause banks to adopt significantly more conservative capital management strategies. The proposals would require all banks to substantially change the manner in which they collect and report information to calculate risk-weighted assets, and would likely increase dramatically risk-weighted assets at many banking organizations as a result of applying higher risk-weightings to many types of loans and securities. As a result, banks may be forced to sell certain portions of their residential mortgage portfolios and limit originations of certain types of commercial and mortgage loans, thereby reducing the amount of credit available to borrowers and limiting opportunities to earn interest income from the loan portfolio.

If the proposed changes to bank capital levels and the calculation of risk-weighted assets are implemented without change, many banks could be required to access the capital markets on short notice and in relatively weak economic conditions, which could result in banks raising capital that significantly dilutes existing shareholders. Additionally, many community banks could be forced to limit banking operations and activities, and growth of loan portfolios and interest income, in order to focus on retention of earnings to improve capital levels. The regulations ultimately applicable to the Company may be substantially different from the proposed rules to implement the Basel III capital framework and revised calculations of risk-weighted assets. However, the final regulations may have a detrimental effect on the Company's net income and return on equity and limit the products and services it provides to its customers.

The repeal of federal prohibitions on payment of interest on demand deposits could increase interest expense. As part of the Dodd-Frank Act, the prohibition on the ability of financial institutions to pay interest on commercial demand deposit accounts was repealed. As a result, beginning in 2011, financial institutions could begin offering interest on demand deposits. Although the Company cannot be certain what interest rates other institutions may offer, the Company expects the impact of offering interest on demand deposits to remain minimal as long as the low interest rate environment continues. When interest rates begin to increase, however, the Company's interest expense may increase and the net interest margin may decline, which could adversely affect the Company's business, financial condition and results of operations.

Deposit insurance premiums could increase in the future, which may adversely affect future financial performance. The FDIC insures deposits at FDIC insured financial institutions, including the Bank. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund (the DIF) at a certain level. Economic conditions since 2008 have increased the rate of bank failures and expectations for further bank failures, requiring the FDIC to make payments for insured deposits from the DIF and prepare for future payments from the DIF.

During 2009, the FDIC imposed a special deposit insurance assessment on all institutions which it regulates, including the Bank. This special assessment was imposed due to the need to replenish the DIF, as a result of increased bank failures and expected future bank failures. In addition, the FDIC required regulated institutions to prepay their fourth quarter 2009, and estimates of their 2010, 2011 and 2012 assessments in December 2009. Any similar, additional measures taken by the FDIC to maintain or replenish the DIF may have an adverse effect on the Company's financial condition and results of operations.

In 2011, the FDIC adopted final rules to implement changes required by the Dodd-Frank Act with respect to the FDIC assessment rules. A depository institution's deposit insurance assessment is now calculated based on the institution's total assets less tangible equity, rather than the previous base of total deposits. These changes did not increase the Company's FDIC insurance assessments for comparable asset and deposit levels. However, if the Bank's asset size increases or the FDIC takes other actions to replenish the DIF, the Bank's FDIC insurance premiums could increase.

The Company and its subsidiaries are subject to extensive regulation which could adversely affect them. The Company is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of operations, including those referenced above. Regulations adopted by these agencies, which are generally intended to protect depositors and customers rather than to benefit stockholders, govern a comprehensive range of matters including, without limitation, ownership and control of the Company's shares, acquisition of other companies and businesses, permissible activities that the Company and its subsidiaries may engage in, maintenance of adequate capital levels and other aspects of operations. These regulations could limit the Company's growth by restricting certain of its activities. The laws, rules and regulations applicable to the Company are subject to regular modification and change. Regulatory changes could subject the Company to more demanding regulatory compliance requirements which could affect the Company in unpredictable and adverse ways. Such changes could subject the Company to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or damage to the Company's reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations. Legislation and regulatory initiatives containing wide-ranging proposals for altering the structure, regulation and competitive relationship of financial institutions are introduced regularly. The Company cannot predict in what form or whether a proposed statute or regulation will be adopted or the extent to which such adoption may affect its business.

The Company's future success depends on its ability to compete effectively in the highly competitive financial services industry. The Company faces substantial competition in all phases of its operations from a variety of different competitors. Growth and success depends on the Company's ability to compete effectively in this highly competitive financial services environment. Many competitors offer products and services that are not offered by the Company, and many have substantially greater resources, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively and may have larger lending limits that would allow them to serve the credit needs of larger customers. Some of the financial services organizations with which the Company competes are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured national banks. As a result, these non-bank competitors have certain advantages over the Company in accessing funding and in providing various services. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Failure to compete effectively to attract new and retain current customers in the Company's markets could cause it to lose market share, slow its growth rate and may have an adverse effect on its financial condition and results of operations.

System failures, interruptions or breaches of security could adversely impact the Company's business operations and financial condition. Communications and information systems are essential to the conduct of the Company's businesses, as such systems are used to manage customer relationships, general ledger, deposits and loans. While the Company has established policies and procedures to prevent or limit the impact of systems failures, interruptions and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. Additionally, the Company may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. In addition, any compromise of the security systems could deter customers from using the Bank's website and online banking service, both of which involve the transmission of confidential information. Although the Company and the Bank rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect the systems from compromises or breaches of security, which would adversely affect the Company's results of operations and financial condition.

In addition, the Company outsources certain data processing to certain third-party providers. If the third-party providers encounter difficulties, or if the Company has difficulty in communicating with them, the Company's ability to adequately process and account for customer transactions could be affected, and the Company's business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption or breach of security could expose the Company to risks of data loss or data misuse, could damage the Company's reputation and result in a loss of customers and business, could subject it to additional regulatory scrutiny or could expose it to civil litigation, possible financial liability and costly response measures. Any of these occurrences could have a material adverse effect on the Company's financial condition and results of operations.

Negative public opinion could damage the Company's reputation and adversely impact the Company's business, financial condition and results of operation. Reputation risk, or the risk to the Company's business, financial condition and results of operation from negative public opinion, is inherent in the financial services industry. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending practices and corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion could adversely affect the Company's ability to keep and attract customers and employees and could expose it to litigation and regulatory action. Damage to the Company's reputation could adversely affect deposits and loans and otherwise negatively affect the Company's business, financial condition and results of operation.

The Company may need to raise additional capital in the future and such capital may not be available when needed or at all. The Company may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, particularly if its asset quality or earnings were to deteriorate significantly. The Company's ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of the Company's control, and the Company's financial performance. Economic conditions and the loss of confidence in financial institutions may increase the Company's cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the Federal Reserve Bank's discount window.

The Company cannot assure that such capital will be available on acceptable terms or at all. Any occurrence that may limit the Company's access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of the bank or counterparties participating in the capital markets, or a downgrade of the parent company or the bank's ratings, may adversely affect the Company's capital costs and its ability to raise capital and, in turn, its liquidity. Moreover, if the Company needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on the Company's liquidity business, financial condition and results of operations.

The Company and its subsidiaries are subject to operational risk, which could adversely affect business, financial condition and results of operation. The Company and its subsidiaries, like all businesses, are subject to operational risk, which is the risk of loss resulting from human error, fraud or unauthorized transactions due to inadequate or failed internal processes and systems, and external events that are wholly or partially beyond the Company's control (including, for example, computer viruses or electrical or telecommunications outages). Operational risk also encompasses compliance (legal) risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards. Although the Company and its subsidiaries seek to mitigate operational risk through a system of internal controls, there can be no assurance that they will not suffer losses from operational risks in the future that may be material in amount. Any losses resulting from transaction risk could take the form of explicit charges, increased operational costs, litigation costs, harm to reputation or forgone opportunities, any and all of which could have a material adverse effect on business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2012, the Company owned the main office (which includes a branch) located in Hampton, Virginia, five office buildings and 16 branches. All of these are owned directly and free of any encumbrances. The land at the Fort Monroe branch is leased by the Company under an agreement that expires in June 2017. Two of the remaining three branches are leased from unrelated parties. The Crown Center branch is leased from Crown Center Associates, LLC, which is indirectly owned by Michael Glasser, a member of the Company's Board of Directors. These three branch leases have renewal options that expire anywhere within two to eight years from December 31, 2012.

For more information concerning the commitments under current leasing agreements, see Note 6 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any material pending legal proceedings before any court, administrative agency, or other tribunal.

Item 4. Mine Safety Disclosures

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name (Age) And Present Position	Served in Current Position Since	Principal Occupation During Past Five Years
Robert F. Shuford, Sr. (75) Chairman, President & Chief Executive Officer Old Point Financial Corporation	1965	Banker
Louis G. Morris (58) Executive Vice President & Secretary/Bank Old Point Financial Corporation	1988	Banker
Laurie D. Grabow (55) Chief Financial Officer & Senior Vice President/Finance Old Point Financial Corporation	1999	Banker
Eugene M. Jordan, II (58) Executive Vice President/Trust Old Point Financial Corporation	2003	Banker
Robert F. Shuford, Jr. (48) Senior Vice President/Operations Old Point Financial Corporation	2003	Banker
Melissa L. Burroughs (48) Senior Vice President/Corporate Lending Old Point Financial Corporation	2007	Banker
Joseph R. Witt (52) Senior Vice President/Corporate Banking/Human Resources Old Point Financial Corporation	2008	Banker

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Company is quoted on the NASDAQ Capital Market under the symbol "OPOF". The approximate number of stockholders of record as of February 28, 2013 was 1,243. On that date, the closing price of the Company's common stock on the NASDAQ Capital Market was $12.15. The range of high and low sale prices and dividends paid per share of the Company's common stock for each quarter during 2012 and 2011 is presented in Item 7 of this report on Form 10-K under "Capital Resources" and is incorporated herein by reference. Additional information related to funds available for dividend declaration can be found in Note 16 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

On January 12, 2010, the Company authorized a program to repurchase during any given calendar year up to an aggregate of 5 percent of the shares of the Company's common stock outstanding as of January 1 of that calendar year. The Company did not repurchase any shares of the Company's common stock under this plan during 2012. There is currently no stated expiration date for this program.

Pursuant to the Company's stock option plans, participants may exercise stock options by surrendering shares of the Company's common stock that the participants already own. Shares surrendered by participants of these plans are repurchased at current market value pursuant to the terms of the applicable stock options. No such repurchases occurred during 2012.

Item 6. Selected Financial Data

The following table summarizes the Company's performance for the past five years.

SELECTED FINANCIAL HIGHLIGHTS

Years ended December 31,	2012	2011	2010	2009	2008
		(in thousands except per share data)			
RESULTS OF OPERATIONS					
Interest income	$ 32,580	$ 36,251	$ 40,890	$ 41,682	$ 46,501
Interest expense	5,774	6,715	9,982	14,323	19,006
Net interest income	26,806	29,536	30,908	27,359	27,495
Provision for loan losses	2,400	3,700	8,800	6,875	2,400
Net interest income after provision for loan losses	24,406	25,836	22,108	20,484	25,095
Net gains (losses) on available-for-sale securities	2,313	787	541	290	(47)
Noninterest income	12,646	11,409	12,098	12,324	12,769
Noninterest expenses	34,183	33,679	33,051	31,205	28,376
Income before income taxes	5,182	4,353	1,696	1,893	9,441
Income tax expense	995	1,063	149	211	2,651
Net income	$ 4,187	$ 3,290	$ 1,547	$ 1,682	$ 6,790
FINANCIAL CONDITION					
Total assets	$ 907,499	$ 849,504	$ 886,842	$ 921,422	$ 834,965
Total deposits	753,816	690,879	679,214	662,502	646,524
Total loans	471,133	520,327	586,619	635,242	637,452
Stockholders' equity	89,300	85,865	80,952	81,608	82,898
Average assets	869,436	853,849	924,709	868,082	832,533
Average equity	87,912	83,322	82,513	82,772	82,195
PERTINENT RATIOS					
Return on average assets	0.48%	0.39%	0.17%	0.19%	0.82%
Return on average equity	4.76%	3.95%	1.87%	2.03%	8.26%
Dividends paid as a percent of net income	23.67%	30.12%	79.64%	137.16%	47.66%
Average equity as a percent of average assets	10.11%	9.76%	8.92%	9.54%	9.87%
PER SHARE DATA					
Basic earnings per share	$ 0.84	$ 0.66	$ 0.31	$ 0.34	$ 1.39
Diluted earnings per share	0.84	0.66	0.31	0.34	1.38
Cash dividends declared	0.20	0.20	0.25	0.47	0.66
Book value	18.01	17.31	16.40	16.60	16.90
GROWTH RATES					
Year-end assets	6.83%	-4.21%	-3.75%	10.35%	1.51%
Year-end deposits	9.11%	1.72%	2.52%	2.47%	8.45%
Year-end loans	-9.45%	-11.30%	-7.65%	-0.35%	6.75%
Year-end equity	4.00%	6.07%	-0.80%	-1.56%	4.00%
Average assets	1.83%	-7.66%	6.52%	4.27%	0.95%
Average equity	5.51%	0.98%	-0.31%	0.70%	6.09%
Net income	27.26%	112.67%	-8.03%	-75.23%	-14.79%
Cash dividends declared	0.00%	-20.00%	-46.81%	-28.79%	8.20%
Book value	4.04%	5.55%	-1.20%	-1.78%	4.06%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating the financial condition, changes in financial condition and the results of operations of the Company, consisting of the parent company (the Parent) and its wholly-owned subsidiaries, the Bank and Trust. This discussion should be read in conjunction with the Consolidated Financial Statements and other financial information contained elsewhere in this report.

Caution About Forward-Looking Statements

In addition to historical information, this report may contain forward-looking statements. For this purpose, any statement that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements may include statements regarding profitability, the net interest margin, liquidity, the loan portfolio and expected trends in the quality of the loan portfolio, the allowance and provision for loan losses, the securities portfolio, interest rate sensitivity, asset quality, levels of net loan charge-offs and nonperforming assets, noninterest expense (and components of noninterest expense), lease expense, the cost of expanding a current office building, noninterest income (and components of noninterest income), income taxes, intentions regarding the Company's FHLB advance, expected impact of efforts to restructure the balance sheet, expected yields on the loan and securities portfolios, market risk, business and growth strategies, investment strategy and financial and other goals. Forward-looking statements often use words such as "believes," "expects," "plans," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other words of similar meaning. These statements can also be identified by the fact that they do not relate strictly to historical or current facts. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, and actual results could differ materially from historical results or those anticipated by such statements.

There are many factors that could have a material adverse effect on the operations and future prospects of the Company including, but not limited to, changes in interest rates, general economic conditions, the effects of the sequestration on the Company's service area, the quality or composition of the loan or investment portfolios, the effects of management's investment strategy, the adequacy of the Company's credit quality review processes, the level of nonperforming assets and charge-offs, the local real estate market, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, FDIC premiums and/or assessments, penalties paid if the Company were to prepay its FHLB advance, demand for loan products, levels of noninterest income and expense, deposit flows, competition, adequacy of the allowance for loan losses and changes in accounting principles, policies and guidelines. The Company could also be adversely affected by monetary and fiscal policies of the U.S. Government, as well as any regulations or programs implemented pursuant to the Dodd-Frank Act or other legislation and policies of the Comptroller, U.S. Treasury and the Federal Reserve Board.

The Company has experienced losses due to the current economic climate. Dramatic declines in the residential and commercial real estate market in the past few years have resulted in significant write-downs of asset values by the Company as well as by other financial institutions in the U.S. Concerns about future economic conditions and financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit and reduction of business activity.

In July 2010, the President signed into law the Dodd-Frank Act, which implements far-reaching changes across the financial regulatory landscape. It is not clear what other impacts the Dodd-Frank Act, regulations promulgated thereunder and other regulatory initiatives of the Treasury and other bank regulatory agencies will have on the financial markets and the financial services industry.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein, and readers are cautioned not to place undue reliance on such statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made. In addition, past results of operations are not necessarily indicative of future results.

Executive Overview

Description of Operations

Headquartered in Hampton, Virginia, the Company is the parent company of Trust and the Bank. Trust is a wealth management services provider. The Bank offers a complete line of consumer, mortgage and business banking services, including loan, deposit, and cash management services to individual and business customers. The Bank is an independent community bank. The Bank has 21 branches throughout the Hampton Roads localities of Chesapeake, Hampton, Isle of Wight County, Newport News, Norfolk, Virginia Beach, Williamsburg/James City County and York County.

Management Initiatives in 2012
In 2012, management intended to improve asset quality, grow the loan portfolio, expand the Company's fee based revenue and concentrate on improving Company efficiency. Management succeeded in three of the four initiatives. Management was able to improve asset quality as is evident by a $4.9 million reduction in net charge-offs when comparing charge-offs for 2012 to those of 2011, and a $2.8 million reduction in foreclosed assets at December 31, 2012 as compared to December 31, 2011. In addition, there was an $11.0 million reduction in risk rated loans in the Other Assets Especially Mentioned and Substandard categories when comparing December 31, 2012 to December 31, 2011. Details of the improvement of asset quality can be found in Note 4 of the Notes to Consolidated Financial Statements included in item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K. In addition, fee based revenue was higher for the year ended December 31, 2012 as compared to 2011. To improve efficiency, the Company reduced total employees from 334 on December 31, 2011 to 319 on December 31, 2012 by attrition and an early retirement program. Although the retirement program increased expense in 2012, the program is expected to result in reduced salary expense beginning in 2013.

As in 2010 and in 2011, loan growth did not occur in 2012. Management believes that the decline in the loan portfolio in 2012 was the result of several factors, including an attractive refinance market, efforts by management to improve asset quality, and the continued reduced level of quality loan demand in the Company's primary service area. In 2012, management focused on slowing the decline in certain real estate mortgage loans by working with Old Point Mortgage, LLC, to refinance existing loans to keep them in the Company's portfolio and where possible to add loans to the Company's portfolio by refinancing loans originally made by other lenders. If the Company's loan portfolio continues to decline, the Company expects that excess liquidity will continue to be invested in marketable securities, which would likely result in a continued overall reduction in net interest income and the net interest margin, because loans typically yield higher returns than the Company's investment portfolio.

Primary Financial Data for 2012
The Company earned $4.2 million in 2012, as compared to net income of $3.3 million in 2011, an increase of $897 thousand or 27.26%. The increase in net income was due to an increase in realized gains on available-for-sale securities, from $787 thousand in 2011 to $2.3 million in 2012. A $1.3 million reduction in the provision for loan losses when comparing 2011 and 2012 also contributed to the increase in net income. Decreases in loans and charge-offs between the two periods allowed management to reduce the provision for loan losses in 2012. Net loans charged off for the year ended December 31, 2012 were 57.60% lower than net charge-offs for the year ended December 31, 2011.

Assets as of December 31, 2012 were $907.5 million, an increase of $58.0 million or 6.83% compared to assets as of December 31, 2011. This growth in assets was driven by increased deposits; low-cost deposits in particular grew $49.0 million. As quality loan demand has decreased in recent years, the Company has invested excess funds in securities that can be readily liquidated when loan demand recovers. Between December 31, 2011 and December 31, 2012, securities available-for-sale and cash and cash equivalents increased $110.3 million.

Critical Accounting Estimates
The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles (GAAP) and conform to general practices within the banking industry. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations. The accounting policy that required management's most difficult, subjective or complex judgments is the Company's allowance for loan losses, which is described below.

Allowance for Loan Losses
The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on three basic principles of accounting which require: (i) that losses be accrued when they are probable of occurring and estimable, (ii) that losses be accrued based on the differences between the loan balances and the value of collateral, present value of future cash flows or values that are observable in the secondary market and (iii) that adequate documentation exist to support the allowance for loan losses estimate.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. Management's estimate is based on certain observable, historical data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; discounted cash flow analysis; loan volumes; geographic, borrower and industry concentrations; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Authoritative accounting literature requires that the impairment of loans that have been separately identified for evaluation be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. Authoritative accounting literature, as amended, also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and risk grading of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using estimated loss factors applied to the total outstanding loan balance of each loan category. Specific reserves are determined on a loan-by-loan basis based on management's evaluation of the Company's exposure for each credit, given the current payment status of the loan and the net market value of any underlying collateral.

While management uses the best information available to establish the allowance for loan losses, future adjustment to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Income Taxes

The Company recognizes expense for federal income and state bank franchise taxes payable as well as deferred federal income taxes for estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Financial Statements. Income and franchise tax returns are subject to audit by the Internal Revenue Service (IRS) and state taxing authorities. Income and franchise tax expense for current and prior periods is subject to adjustment based on the outcome of such audits. The Company believes it has adequately provided for all taxes payable.

Earnings Summary

Net income was $4.2 million, or $0.84 per diluted share, in 2012 compared to $3.3 million, or $0.66 per diluted share, in 2011. During 2012, the Company decreased its loan loss provision to $2.4 million as compared to $3.7 million in 2011. The decrease to the loan loss provision was mainly a result of the reduction in nonperforming assets. Another benefit from the improvement in nonperforming assets during 2012 was the reduction of foreclosed assets expenses which decreased $97 thousand when comparing 2012 to 2011. In addition, loss on write-down/sale of foreclosed assets in 2012 decreased by $636 thousand compared to 2011.

Net Interest Income

The principal source of earnings for the Company is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund them. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. The net interest margin is calculated by dividing tax equivalent net interest income by average earning assets. Net interest income, on a fully tax-equivalent basis, was $27.2 million in 2012, down $2.5 million from 2011 and down $3.9 million from 2010. The net interest margin was 3.40% in 2012 as compared to 3.81% in 2011 and 3.63% in 2010.

When comparing 2012 to 2011, the following changes were noted. Tax equivalent interest income decreased $3.4 million, or 9.37%. Average earning assets increased $21.5 million, or 2.76%. Total average loans decreased $66.3 million, or 12.18%, while average investment securities increased $81.6 million, or 39.44%. The yield on earning assets decreased by 55 basis points due to decreasing yields in the loan portfolio. The Company's securities portfolio increased in 2012 as demand for the Company's loan products dropped and the Company invested excess funds in securities. The Company intends to continue investing excess funds in securities until quality loan demand increases. Management expects that the Company's loan yields will continue to decline, due to intense competition for quality loans and rate reductions on loans currently held in the portfolio. To partially offset this anticipated decline in loan yields, management has placed an increased focus on prudently increasing the yields on the Company's securities portfolio. Because loans typically yield higher returns than the Company's securities portfolio, however, a continued shift in the Company's asset mix towards investment securities would likely result in a continued overall reduction in net interest income and the net interest margin.

Interest expense decreased $941 thousand, or 14.01% in 2012 as compared to 2011, while average interest-bearing liabilities decreased $13.3 million, or 2.14%. The cost of interest-bearing liabilities decreased 13 basis points due to the low interest rate environment. Management expects that the reduction of the Company's interest expense will continue to slow in the future, because the majority of the higher cost time deposits have repriced to current, lower market rates.

The following table shows an analysis of average earning assets, interest-bearing liabilities and rates and yields. Nonaccrual loans are included in loans outstanding.

TABLE I
AVERAGE BALANCE SHEETS, NET INTEREST INCOME* AND RATES*

Years ended December 31,	2012			2011			2010		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
				(dollars in thousands)					
ASSETS									
Loans	$ 478,220	$ 26,565	5.55%	$ 544,523	$ 32,176	5.91%	$ 621,550	$ 37,142	5.98%
Investment securities:									
Taxable	263,532	5,238	1.99%	203,198	3,884	1.91%	186,992	3,419	1.83%
Tax-exempt	25,053	1,032	4.12%	3,763	238	6.32%	5,579	406	7.28%
Total investment securities	288,585	6,270	2.17%	206,961	4,122	1.99%	192,571	3,825	1.99%
Interest-bearing due from banks	28,460	56	0.20%	9,819	22	0.22%	1,156	3	0.26%
Federal funds sold	1,780	2	0.11%	13,622	21	0.15%	35,608	75	0.21%
Other investments	3,967	100	2.52%	4,599	62	1.35%	4,939	44	0.89%
Total earning assets	801,012	32,993	4.12%	779,524	36,403	4.67%	855,824	41,089	4.80%
Reserve for loan losses	(7,771)			(10,349)			(11,064)		
	793,241			769,175			844,760		
Cash and due from banks	8,589			13,227			12,486		
Bank premises and equipment, net	30,728			29,896			30,051		
Other assets	36,878			41,551			37,412		
Total assets	$ 869,436			$ 853,849			$ 924,709		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Time and savings deposits:									
Interest-bearing transaction accounts	$ 11,600	$ 7	0.06%	$ 11,512	$ 7	0.06%	$ 11,031	$ 7	0.06%
Money market deposit accounts	180,106	322	0.18%	169,951	352	0.21%	159,934	359	0.22%
Savings accounts	53,054	53	0.10%	48,252	49	0.10%	45,281	47	0.10%
Time deposits, $100,000 or more	131,020	1,613	1.23%	126,711	1,862	1.47%	182,983	2,647	1.45%
Other time deposits	172,230	2,238	1.30%	180,162	2,634	1.46%	161,399	3,977	2.46%
Total time and savings deposits	548,010	4,233	0.77%	536,588	4,904	0.91%	560,628	7,037	1.26%
Federal funds purchased, repurchase agreements and other borrowings	29,917	45	0.15%	50,196	106	0.21%	104,859	545	0.52%
Federal Home Loan Bank advances	30,574	1,496	4.89%	35,000	1,705	4.87%	47,620	2,400	5.04%
Total interest-bearing liabilities	608,501	5,774	0.95%	621,784	6,715	1.08%	713,107	9,982	1.40%
Demand deposits	170,792			147,069			126,829		
Other liabilities	2,231			1,674			2,260		
Total liabilities	781,524			770,527			842,196		
Stockholders' equity	87,912			83,322			82,513		
Total liabilities and stockholders' equity	$ 869,436			$ 853,849			$ 924,709		
Net interest margin		$ 27,219	3.40%		$ 29,688	3.81%		$ 31,107	3.63%

* Computed on a fully taxable equivalent basis using a 34% rate.

The following table summarizes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities and changes in interest rates.

TABLE II
VOLUME AND RATE ANALYSIS*
(in thousands)

	2012 vs. 2011 Increase (Decrease) Due to Changes in:			2011 vs. 2010 Increase (Decrease) Due to Changes in:			2010 vs. 2009 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
EARNING ASSETS:									
Loans	$ (3,918)	$ (1,693)	$ (5,611)	$ (4,603)	$ (363)	$ (4,966)	$ (727)	$ (299)	$ (1,026)
Investment securities:									
Taxable	1,153	201	1,354	296	169	465	1,496	(643)	853
Tax-exempt	1,347	(553)	794	(132)	(36)	(168)	(413)	4	(409)
Total investment securities	2,500	(352)	2,148	164	133	297	1,083	(639)	444
Federal funds sold	(18)	(1)	(19)	(46)	(8)	(54)	22	(1)	21
Other investments **	105	(33)	72	64	(27)	37	(270)	(104)	(374)
Total earning assets	(1,331)	(2,079)	(3,410)	(4,421)	(265)	(4,686)	108	(1,043)	(935)
INTEREST-BEARING LIABILITIES:									
Interest-bearing transaction accounts	0	0	0	0	0	0	1	(1)	0
Money market deposit accounts	21	(51)	(30)	22	(29)	(7)	51	7	58
Savings accounts	5	(1)	4	3	(1)	2	5	(11)	(6)
Time deposits, $100,000 or more	63	(312)	(249)	(814)	29	(785)	(4)	(1,092)	(1,096)
Other time deposits	(116)	(280)	(396)	462	(1,805)	(1,343)	335	(2,566)	(2,231)
Total time and savings deposits	(27)	(644)	(671)	(327)	(1,806)	(2,133)	388	(3,663)	(3,275)
Federal funds purchased, repurchase agreements and other borrowings	(43)	(18)	(61)	(284)	(155)	(439)	184	(205)	(21)
Federal Home Loan Bank advances	(216)	7	(209)	(636)	(59)	(695)	(979)	(66)	(1,045)
Total interest-bearing liabilities	(286)	(655)	(941)	(1,247)	(2,020)	(3,267)	(407)	(3,934)	(4,341)
Change in net interest income	$ (1,045)	$ (1,424)	$ (2,469)	$ (3,174)	$ 1,755	$ (1,419)	$ 515	$ 2,891	$ 3,406

* Computed on a fully tax-equivalent basis using a 34% rate.
** Other investments include interest-bearing balances due from banks.

Interest Sensitivity
An important element of earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. This gap can be managed by repricing assets or liabilities, which are variable rate instruments, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of the asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge interest rate risk and to minimize the impact of rising or falling interest rates on net interest income.

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors. The Company uses computer simulations to measure the effect of various interest rate scenarios on net interest income. This modeling reflects interest rate changes and the related impact on net interest income and net income over specified time horizons.

Based on scheduled maturities only, the Company was liability sensitive at the one-year timeframe as of December 31, 2012. It should be noted, however, that non-maturing deposit liabilities, which consist of interest checking, money market and savings accounts, are less interest sensitive than other market driven deposits. On December 31, 2012 non-maturing deposit liabilities totaled $268.3 million, or 46.48%, of total interest-bearing deposits. In a rising rate environment these deposit rates have historically lagged behind the changes in earning asset rates, thus mitigating the impact from the liability-sensitive position. The asset/liability model allows the Company to reflect the fact that non-maturing deposits are less rate sensitive than other deposits by using a decay rate. The decay rate is a type of artificial maturity that simulates maturities for non-maturing deposits over the number of months that more closely reflects historic data. Using the decay rate, the model reveals that the Company is asset sensitive at the one-year timeframe as of December 31, 2012.

When the Company is liability sensitive, net interest income should decrease if interest rates rise since liabilities will reprice faster than assets. Conversely, if interest rates fall, net interest income should increase, depending on the optionality (prepayment speeds) of the assets. When the Company is asset sensitive, net interest income should rise if rates rise and should fall if rates fall.

The Company's interest rate sensitivity position is illustrated in the following table. The carrying amounts of assets and liabilities are presented in the periods they are expected to reprice or mature.

TABLE III
INTEREST SENSITIVITY ANALYSIS

As of December 31, 2012 (in thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Uses of funds					
Interest-bearing due from banks	$ 24,732	$ 0	$ 0	$ 0	24,732
Federal funds sold	1,603	0	0	0	1,603
Taxable investments	541	170	32,883	259,062	292,656
Tax-exempt investments	191	202	171	36,806	37,370
Total federal funds sold and investment securities	27,067	372	33,054	295,868	356,361
Loans					
Commercial	$ 2,078	$ 8,147	$ 8,852	$ 6,264	$ 25,341
Consumer	1,261	1,348	7,025	3,512	13,146
Real estate	49,248	56,156	212,860	92,263	410,527
Other	17,557	94	1,669	2,799	22,119
Total loans	70,144	65,745	230,406	104,838	471,133
Total earning assets	$ 97,211	$ 66,117	$ 263,460	$ 400,706	$ 827,494
Sources of funds					
Interest-bearing transaction accounts	$ 14,049	$ 0	$ 0	$ 0	$ 14,049
Money market deposit accounts	197,954	0	0	0	197,954
Savings accounts	56,250	0	0	0	56,250
Time deposits $100,000 or more	25,668	33,034	78,907	0	137,609
Other time deposits	21,934	48,629	100,651	0	171,214
Overnight repurchase agreements	35,946	0	0	0	35,946
Term repurchase agreements	410	870	0	0	1,280
FHLB advances	25,000	0	0	0	25,000
Total interest bearing liabilities	$ 377,211	$ 82,533	$ 179,558	$ 0	$ 639,302
Rate sensitivity GAP	$ (280,000)	$ (16,416)	$ 83,902	$ 400,706	$ 188,192
Cumulative GAP	$ (280,000)	$ (296,416)	$ (212,514)	$ 188,192	

The most likely scenario represents the rate environment as management forecasts it to occur. Management uses a "static" test to measure the effects of changes in interest rates on net interest income. This test assumes that management takes no steps to adjust the balance sheet to respond to the shock by repricing assets/liabilities, as discussed in the first paragraph of this section.

Under the rate environment forecasted by management, rate shocks in 50 to 100 basis point increments are applied to estimate the impact on the Company's net interest income. The table below shows the estimated impact of changes in interest rates on net interest income as of December 31, 2012, assuming gradual and parallel changes in interest rates, and consistent levels of assets and liabilities. Net interest income for the following twelve months is projected to increase when interest rates are higher than current rates. Due to the current low interest rate environment, no measurement was considered necessary for a further decline in interest rates.

Estimated Changes in Net Interest Income
(dollars in thousands)
As of December 31, 2012

	Changes in Net Interest Income		
Change in interest Rates		**Amount**	**Percent**
Up 4.00%	$	1,258	4.80%
Up 3.00%	$	1,067	4.07%
Up 2.00%	$	807	3.08%
Up 1.00%	$	482	1.84%
Up 0.50%	$	194	0.95%
No change	$	0	0.00%

Management cannot predict future interest rates or their exact effect on net interest income. Computations of future effects of hypothetical interest rate changes are based on numerous assumptions and should not be relied upon as indicative of actual results. Certain limitations are inherent in such computations. Assets and liabilities may react differently than projected to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag changes in market interest rates. Interest rate shifts may not be parallel.

Changes in interest rates can cause substantial changes in the amount of prepayments of loans and mortgage-backed securities, which may in turn affect the Company's interest rate sensitivity position. Additionally, credit risk may rise if an interest rate increase adversely affects the ability of borrowers to service their debt.

Provision for Loan Losses

The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the loan portfolio.

The provision for loan losses was $2.4 million for the year ended December 31, 2012 as compared to $3.7 million for 2011. Loans that were charged off during 2012 totaled $4.0 million compared to $9.3 million in 2011. Recoveries amounted to $395 thousand in 2012 and $877 thousand in 2011. The Company's net loans charged off to year-end loans were 0.76% in 2012 as compared to 1.62% in 2011. The allowance for loan losses, as a percentage of year-end loans, was 1.55% in 2012 and 1.63% in 2011. Net loan charge-offs for 2012 were lower than in 2011 but were higher than charge-offs in years prior to the economic downturn. Management believes that net loan charge-offs will be lower in the immediate future than what has been experienced in past several years but will more than likely continue to be at above-normal levels until the economy is well into recovery. Management is aware that the impending sequestration will likely have an impact on military and other defense spending and could have a dramatic negative effect on the local economy. Reduced spending could cause higher unemployment, which would more than likely cause an increase in nonperforming assets as individuals struggle to make loan payments. Increased nonperforming assets would cause increased charge-offs and lower earnings due to larger contributions to the loan loss provision.

Management contributed $2.4 million to the allowance for loan losses through the provision, or $1.2 million less than net charge-offs during the year ended December 31, 2012. This decision was based on management's evaluation of loan losses in the loan portfolio, which is discussed below. The provision for loan losses is an expense that is based on management's estimate of credit losses that are probable of being sustained in the loan portfolio. Management's evaluation included credit quality trends, collateral values, the findings of internal credit quality assessments and results from external regulatory examinations. These factors, as well as identified impaired loans, historical losses and current economic and business conditions, were used in developing estimated loss factors for determining the loan loss provision. Management's evaluation identified improvement in the credit quality of the Company's loan portfolio. This improvement supported the decrease in the provision for loan losses and the allowance for loan losses as a percent of total loans when comparing the year ended December 31, 2012 to 2011. Management believes that smaller contributions to the provision for loan losses, relative to 2011 and 2010 contributions, will continue if current economic conditions remain stable or improve. If the sequestration has the expected consequences, higher contributions may be necessary.

Noninterest Income

Noninterest income increased $2.8 million or 22.65% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. All categories of noninterest income except service charges on deposit accounts increased in 2012. The largest increases were in income from bank-owned life insurance and realized gains on the sale of investment securities. Income from bank-owned life insurance was significantly impacted by the receipt in 2012 of $475 thousand in proceeds from the death benefit on an insured former officer. Gains on investment securities increased due to a restructuring of the investment portfolio. During 2012, the Company sold government agency securities and reinvested the proceeds in mortgage-backed securities. In addition to providing an enhancement to noninterest income in the current year, these investment transactions improved the portfolio's cash flows and yields, while only marginally increasing its duration.

Other service charges, commissions and fees also increased, growing $345 thousand for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Revenues from merchant processing services and investment brokerage services were the main cause of this increase. Another increase was seen in income from fiduciary activities, which increased $212 thousand from 2011 to 2012 as Trust brought several new accounts under management. The Company has been focusing on diversifying noninterest income in response to declining interest income and new regulatory restrictions on some sources of noninterest income.

The portions of the Dodd-Frank Act that have been implemented have increased, and the Company expects the Dodd-Frank Act when fully implemented to increase, government regulation of consumer financial products and services, including fees generated on consumer financial transactions. Although the impact of the Dodd-Frank Act and regulations promulgated thereunder is not yet fully known, the Company expects that this additional regulation of consumer financial products, services and transactions may materially impact the Company's ability to generate future noninterest income.

Noninterest Expenses

The Company's noninterest expense increased $504 thousand for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The increase was due to growth in data processing expenses and salaries and employee benefits, both of which were affected by the Company's strategic initiatives. Salaries and employee benefits increased $1.2 million, or 6.28% when comparing 2012 to 2011, of which $630 thousand was due to an early retirement program offered to eligible employees in 2012. The Company also initiated a reduction in work force program to eliminate positions that had become unnecessary due to improvements in technology and efficiencies. In addition, management continues to expand the corporate banking line of business and focus on increasing loans and noninterest income. New positions were added to focus on small business lending, treasury services, and lending in areas other than commercial real estate. To assist with this, new services, such as positive pay and online payables, were offered in 2012, increasing data processing expense.

The increases in 2012 as compared to 2011 in salaries and employee benefits and in data processing expenses were partially offset by decreases in expenses related to foreclosed assets. Compared to the year ended December 31, 2011, foreclosed losses and expenses on a combined basis decreased $733 thousand during the year ended December 31, 2012. These expenses have declined as the Company has worked successfully to sell foreclosed assets. Between December 31, 2011 and December 31, 2012, foreclosed assets decreased $2.8 million, or 29.99%, causing related expenses to decline as well.

Other decreases to noninterest expense, when comparing the year ended December 31, 2012 to 2011, were seen in the areas of customer development and FDIC insurance expenses. The reduction in FDIC insurance was partially due to changes in the method for calculating this expense which were effective April 1, 2011. Customer development expenses declined for the year ended December 31, 2012 when compared to the year ended December 31, 2011, as the Company changed its marketing strategy to handle more projects internally rather than outsourcing. One additional staff member was added to the marketing department to help effect this change, with the increase in marketing staff expense more than offset by the cost savings.

In this current economic environment, management continues to be aware of the need to improve net income. During 2011 and 2012, management implemented several cost cutting measures. These cost cutting measures can be seen in the lower expenses for customer development, other outside service fees and postage expense. The early retirement offer and the reduction in work force program, which eliminated positions, will lower salaries and employee benefits costs beginning in 2013. The Company will continue to focus on improving operating efficiency and monitoring noninterest expenses.

Balance Sheet Review

At December 31, 2012, the Company had total assets of $907.5 million, an increase of $58.0 million, or 6.83%, compared to assets as of December 31, 2011. This growth in assets was driven by increased deposits; low-cost deposits in particular grew $49.0 million. As quality loan demand has decreased in recent years, the Company is investing excess funds in securities that can be readily liquidated when loan demand recovers. Between December 31, 2011 and December 31, 2012, securities available-for-sale and cash and cash equivalents increased $110.3 million.

The Company's holdings of Alternative A-paper, or "Alt-A", type mortgage loans such as adjustable rate and nontraditional type loans were inconsequential, amounting to less than 1.00% of the Company's loan portfolio as of December 31, 2012.

The Company does not have a formal program for subprime lending. The Company is, however, required by law to comply with the CRA, which imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income borrowers. In order to comply with the CRA and meet the credit needs of its local communities, the Company finds it necessary to make certain loans with subprime characteristics.

For the purposes of this discussion, a "subprime loan" is defined as a loan to a borrower having a credit score of 660 or below. The majority of the Company's subprime loans are to customers in the Company's local market area.

The following table details, as of December 31, 2012, the Company's loans with subprime characteristics that were secured by 1-4 family first mortgages, 1-4 family open-end and 1-4 family junior lien loans for which the Company has recorded a credit score in its system.

Loans Secured by 1 - 4 Family First Mortgages,
1 - 4 Family Open-end and 1 - 4 Family Junior Liens
As of December 31, 2012
(dollars in thousands)

	Amount	Percent
Subprime	$ 18,966	18.5%
Non-subprime	83,706	81.5%
	$ 102,672	100.0%
Total loans	$ 471,133	
Percentage of Real Estate-Secured Subprime Loans to Total Loans		**4.03%**

In addition to the subprime loans secured by real estate discussed above, as of December 31, 2012, the Company had an additional $1.9 million in subprime consumer loans that were either unsecured or secured by collateral other than real estate. Together with the subprime loans secured by real estate, the Company's total subprime loans as of December 31, 2012 were $20.9 million, amounting to 4.43% of the Company's total loans at December 31, 2012.

Additionally, the Company has no investments secured by "Alt-A" type mortgage loans such as adjustable rate and nontraditional type mortgages or subprime loans.

Investment Portfolio

Total available-for-sale and held-to-maturity securities at December 31, 2012 were $330.0 million, an increase of $91.9 million or 38.60% from $238.1 million on December 31, 2011. As quality loan demand has decreased in recent years, management has invested excess funds in securities that can be readily liquidated when loan demand recovers. The Company's goal is to provide maximum return on the investment portfolio within the framework of its asset/liability objectives. The objectives include managing interest sensitivity, liquidity and pledging requirements.

Beginning in 2011 and continuing during 2012, management re-evaluated its investment strategy in response to several factors. Management wanted to improve the consistency of cash flows provided by the investment portfolio, which would improve the Company's liquidity position. Securities issued by government agencies are typically structured so that investors receive the principal portion of the cash flow (i.e., all principal and interest on the security) at either the call or maturity date. In contrast, investments in mortgage-backed securities guaranteed by government-sponsored enterprises provide investors with a continuous cash flow stream in the form of periodic principal and interest payments. During 2012, the Company substantially increased its investments in mortgage-backed securities that are guaranteed by government-sponsored enterprises. The cash flow provided by these mortgage-backed securities will provide the Company with liquidity to fund loans when quality loan demand improves. Also, at the time the securities were purchased, mortgage-backed securities provided a higher yield for the same estimated duration of the security as compared to securities issued by government agencies. Finally, management has increased its investment in obligations of states and political subdivisions, as these securities tend to bear a higher yield than securities issued by government agencies. Although obligations of states and political subdivisions typically have a longer duration than alternative investments, management believes that it is maintaining appropriate levels of interest-rate risk in the securities portfolio. Management will continue to review its strategy as the economic and interest-rate environments continue to change.

The following table sets forth a summary of the investment portfolio:

TABLE IV
INVESTMENT PORTFOLIO

As of December 31,	2012	2011	2010
	(dollars in thousands)		
Available-for-sale securities, at fair value:			
U.S. Treasury securities	$ 0	$ 250	$ 600
Obligations of U.S. Government agencies	37,088	119,554	200,121
Obligations of state and political subdivisions	43,774	12,261	3,172
Mortgage-backed securities	247,355	103,228	382
Money market investments	541	1,306	1,817
Corporate bonds	698	0	0
	$ 329,456	$ 236,599	$ 206,092
Held-to-maturity securities, at cost:			
Obligations of U.S. Government agencies	$ 570	$ 1,370	$ 1,670
Obligations of state and political subdivisions	0	145	282
	$ 570	$ 1,515	$ 1,952
Restricted securities:			
Federal Home Loan Bank stock	$ 2,393	$ 3,282	$ 4,151
Federal Reserve Bank stock	169	169	169
	$ 2,562	$ 3,451	$ 4,320
Total	$ 332,588	$ 241,565	$ 212,364

The following table summarizes the contractual maturity of the investment portfolio and their weighted average yields as of December 31, 2012:

	1 year or less	1-5 years	5-10 years	Over 10 years	Total
	(dollars in thousands)				
Obligations of U.S. Government agencies	$ 270	$ 32,285	$ 5,103	$ 0	$ 37,658
Weighted average yield	1.06%	2.00%	1.87%	0.00%	1.97%
Obligations of state and political subdivisions	$ 393	$ 8,211	$ 21,815	$ 13,355	$ 43,774
Weighted average yield	2.73%	2.53%	2.63%	3.11%	2.76%
Mortgage-backed securities	$ 0	$ 0	$ 0	$ 247,355	$ 247,355
Weighted average yield	0.00%	0.00%	0.00%	2.09%	2.09%
Money market investments	$ 541	$ 0	$ 0	$ 0	$ 541
Weighted average yield	0.02%	0.00%	0.00%	0.00%	0.02%
Corporate bonds	$ 0	$ 598	$ 100	$ 0	$ 698
Weighted average yield	0.00%	1.10%	1.03%	0.00%	1.09%
Federal Home Loan Bank stock - restricted	$ 0	$ 0	$ 0	$ 2,393	$ 2,393
Weighted average yield	0.00%	0.00%	0.00%	2.43%	2.43%
Federal Reserve Bank stock - restricted	$ 0	$ 0	$ 0	$ 169	$ 169
Weighted average yield	0.00%	0.00%	0.00%	6.00%	6.00%
Total securities	$ 1,204	$ 41,094	$ 27,018	$ 263,272	$ 332,588
Weighted average yield	1.14%	2.09%	2.48%	2.15%	2.17%

The table above is based on maturity. Therefore, it does not reflect cash flow from principal payments or prepayments prior to maturity. The weighted average life of the $247.4 million in mortgage-backed securities as of December 31, 2012 was 6.96 years. Yields are calculated on a fully tax-equivalent basis using a 34% rate.

Loan Portfolio
The following table shows a breakdown of total loans by segment at December 31 for years 2008 through 2012:

TABLE V

LOAN PORTFOLIO

As of December 31,	2012	2011	2010	2009	2008
			(in thousands)		
Commercial	$ 25,341	$ 35,015	$ 36,053	$ 60,353	$ 70,353
Real estate-construction	12,005	19,981	19,206	30,696	60,604
Real estate-mortgage	398,522	415,960	489,190	506,196	460,235
Consumer	13,146	17,041	24,389	33,371	40,789
Other	22,119	32,330	17,781	4,626	5,471
Total	$ 471,133	$ 520,327	$ 586,619	$ 635,242	$ 637,452

Based on the North American Industry Classification System code, there are no categories of loans that exceed 10% of total loans other than the categories disclosed in the preceding table.

As of December 31, 2012, the loan portfolio decreased by $49.2 million, or 9.45% as compared to December 31, 2011. Although this decrease is substantial, it is a less significant decrease than the $66.3 million, or 11.30% decline when comparing the loan portfolio as of December 31, 2011 to the loan portfolio as of December 31, 2010. The reason for the reduction in the decline is partially due to improvement in asset quality and lower charge-offs the year ended December 31, 2012 as compared to 2011. In addition, management focused on building customer awareness in areas of the Company's market where the newest branches are located.

These decrease in the loan portfolio were principally due to higher than normal amortization of loans in 2011 and in 2012 due to an attractive refinance market; closer management of revolving credits; purposeful exiting of troubled credits; partial charge-offs of some larger troubled loans to properly account for reasonable collateral value; regularly scheduled payments exceeding loan demand from qualified borrowers; and reduced quality loan demand in the Company's markets. In 2012, management made a concerted effort to slow the decline in the 1 to 4 family and equity line loan classes of the real estate-mortgage segment by working with Old Point Mortgage, LLC, to refinance loans.

These factors may continue to impact the Company's loan portfolio, and accordingly its net interest income and net interest margin, until economic conditions and real estate markets improve.

The maturity distribution and rate sensitivity of certain categories of the Company's loan portfolio at December 31, 2012 is presented below:

TABLE VI

MATURITY SCHEDULE OF SELECTED LOANS

December 31, 2012	Within 1 year	1 to 5 years	After 5 years	Total
		(in thousands)		
Commercial	$ 9,392	$ 9,159	$ 6,790	$ 25,341
Real estate - construction	9,461	2,280	264	12,005
Total	$ 18,853	$ 11,439	$ 7,054	$ 37,346
Loans due after 1 year with:				
Fixed interest rate		$ 9,500	$ 6,123	$ 15,623
Variable interest rate		1,939	931	2,870
Total		$ 11,439	$ 7,054	$ 18,493

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more and accruing interest, nonperforming restructured loans, and foreclosed assets (real estate from foreclosures of loan collateral). Restructured loans are loans with terms that were modified in a troubled debt restructuring for borrowers experiencing financial difficulties. During the year ended December 31, 2012, the Company had six restructured loans. All have been performing according to their modified terms.

As of December 31, 2012, nonperforming assets totaled $17.7 million, down from $18.4 million at year-end 2011. The December 2012 total consisted of $6.6 million of foreclosed assets, $447 thousand in loans still accruing interest but past due 90 days or more and $10.6 million in nonaccrual loans. Of the $10.6 million in nonaccrual loans, $10.5 million were secured by real estate. All of the nonaccrual loans are classified as substandard. Substandard loans are a component of the allowance for loan losses. When a loan changes from "90 days past due but still accruing interest" to "nonaccrual" status, the loan is normally reviewed for impairment. If the loan is considered impaired, then the Company records a charge-off based on the value of the collateral or the loan's expected future cash flows. If the Company is waiting on an appraisal to determine the collateral's value, management allocates funds to cover the deficiency to the allowance for loan losses based on information available to management at the time.

The recorded investment in impaired loans increased to $17.6 million as of December 31, 2012 from $9.6 million as of December 31, 2011 as detailed in Note 4 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K. The majority of these loans were collateralized. There are two primary reasons for the $8.0 million increase in impaired loans from 2011 to 2012. First, troubled debt restructurings (TDRs) increased by $4.5 million between December 31, 2011 and 2012. Once a loan is classified as a TDR it is generally considered impaired for its remaining life, unless the collateral value is deemed sufficient. Second, two large loans totaling $5.7 million were placed on nonaccrual during 2012. Both loans are collateralized by real estate and have been charged down to their net realizable value.

The following table presents information concerning the aggregate amount of nonperforming assets, which includes nonaccrual loans, past due loans, TDRs and foreclosed assets:

TABLE VII

NONPERFORMING ASSETS

As of December 31,	2012	2011	2010	2009	2008
			(in thousands)		
Nonaccrual loans					
Commercial	$ 97	$ 129	$ 178	$ 255	$ 219
Real estate-construction	3,065	0	37	524	370
Real estate-mortgage (1)	7,470	8,334	20,550	4,109	337
Consumer	0	12	116	29	119
Total nonaccrual loans	$ 10,632	$ 8,475	$ 20,881	$ 4,917	$ 1,045
Loans past due 90 days or more and accruing interest					
Commercial	$ 25	$ 0	$ 0	$ 40	$ 66
Real estate-construction	0	0	16	0	375
Real estate-mortgage	408	510	33	228	2,744
Consumer	11	2	23	117	335
Other	3	5	1	4	9
Total loans past due 90 days or more and accruing interest	$ 447	$ 517	$ 73	$ 389	$ 3,529
Restructured loans					
Real estate-construction	$ 0	$ 0	$ 0	$ 0	$ 6,594
Real estate-mortgage (1)	8,810	4,326	1,639	2,480	0
Consumer	16	18	0	0	0
Total restructued loans	$ 8,826	$ 4,344	$ 1,639	$ 2,480	$ 6,594
Less nonaccrual restructured loans (included above)	1,908	2,756	0	0	0
Less restructured loans in compliance (2)	6,918	1,588	0	2,480	0
Net nonperforming restructured loans	$ 0	$ 0	$ 1,639	$ 0	$ 6,594
Foreclosed assets					
Construction, land development, and other land	$ 3,804	$ 3,969	$ 4,074	$ 5,149	$ 100
1-4 family residential properties	676	3,650	2,807	544	2,301
Multifamily (5 or more) residential properties	0	0	1,155	0	0
Nonfarm nonresidential properties	2,094	1,771	3,412	1,930	1,350
	$ 6,574	$ 9,390	$ 11,448	$ 7,623	$ 3,751
Total nonperforming assets	$ 17,653	$ 18,382	$ 34,041	$ 12,929	$ 14,919
Interest income that would have been recorded under original loan terms on nonaccrual loans included above	$ 673	$ 1,353	$ 1,507	$ 442	$ 244
Interest income recorded for the period on nonaccrual loans included above	$ 121	$ 506	$ 790	$ 440	$ 185

(1) The real estate-mortgage segment includes residential 1 – 4 family, commercial real estate, second mortgages and equity lines of credit

(2) Amounts listed represent restructured loans that are in compliance with their modified terms as of the date presented.

As shown in the table above, as of December 31, 2012 compared to December 31, 2011, the nonaccrual loan category increased by $2.2 million and the 90-day past due and still accruing interest category decreased by $70 thousand. The reason for the increase in the nonaccrual category is that two loans totaling $5.7 million were place in nonaccrual status in 2012. Both loans are secured by real estate and have been charged down to their net realizable value. The table also shows that the majority of the nonaccrual loans were collateralized by real estate at December 31, 2012.

Management believes the Company has an excellent credit quality review process in place to identify problem loans quickly. As seen by the reduction in foreclosed property and the reduction in risk rated loans, the quality of the Company's loan portfolio has improved. For a detailed discussion of the Company's nonperforming assets, refer to Note 4 and Note 5 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K.

Management remains cautious about the future and is well aware that if the economy does not continue to improve, nonperforming assets could increase in future periods. As the Company experienced in 2011, the effect of a sustained increase in nonperforming assets would be lower earnings caused by larger contributions to the loan loss provision, which in turn would be driven by larger impairments in the loan portfolio and higher levels of loan charge-offs.

The Allowance for Loan Losses

The allowance for loan losses is based on several components. In evaluating the adequacy of the allowance, each segment of the loan portfolio is divided into several pools of loans:

1. Specific identification (regardless of risk rating)
2. Pool–substandard
3. Pool–other assets especially mentioned (OAEM) (rated just above substandard)
4. Pool–pass loans (all other rated loans)

Historical loss rates, adjusted for the current environment, are applied to the above four pools of loans for each segment of the loan portfolio, except for certain doubtful and substandard loans which have losses specifically calculated on an individual loan basis. Historical loss is one of the components of the allowance. The historical loss is based on the past eight quarters, which management believes better reflects the risk related to each segment of loans in the current economic environment. Prior to 2011, the historical loss component was generally based on the previous four years. The historical loss component of the allowance amounted to $5.4 million and $5.6 million as of December 31, 2012 and 2011, respectively. The decrease was due to lower charge-offs in 2012 as compared to the level of charge-offs in certain quarters included in past historical loss periods. The Company uses a rolling eight-quarter average to calculate the historical loss component of the allowance, so higher charge-offs in the four quarters of 2010 are no longer included in the historical loss component calculation as of December 31, 2012, which has caused this component to decrease.

In addition, nonperforming loans and both performing and nonperforming TDRs are analyzed for impairment under U.S. GAAP and are allocated based on this analysis. Increases in TDRs and nonperforming loans affect this portion of the adequacy review. The Company's TDRs and nonperforming loans are included in the specific identification pool above. Therefore, changes in TDRS and nonperforming loans affect the dollar amount of the allowance. Unless the TDR or nonperforming loan is not impaired (i.e. the collateral value is considered sufficient), increases in TDRs and nonperforming loans are reflected as an increase in the allowance for loan losses.

The majority of the Company's nonperforming loans are collateralized by real estate. When reviewing loans for impairment, the Company obtains current appraisals. If the Company has not yet received a current appraisal on loans being reviewed for impairment, any loan balance that is in excess of the estimated appraised value is allocated in the allowance. As of December 31, 2012 and 2011, the impaired loan component of the allowance amounted to $444 thousand and $1.0 million, respectively. The reduction between 2011 and 2012 of this component is a direct result of the improvement in nonperforming loans as discussed above. The impaired loan component of the allowance for loan losses is reflected as a valuation allowance related to impaired loans in Note 4 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this report on Form 10-K.

The final component of the allowance consists of qualitative factors and includes items such as economic conditions, trends in growth, concentrations, changes in certain loans, changes in underwriting, changes in management and changes in the legal and regulatory environment. The qualitative component of the allowance amounted to $1.5 million and $1.9 million as of December 31, 2012 and 2011, respectively. The reduction in this component is due to several reasons. Total loans have declined $49.2 million or 9.45% from December 31, 2011 to December 31, 2012. In addition, as detailed in Note 4 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary

Data" of this report on Form 10-K, the credit quality of the loan portfolio has dramatically improved with OAEM and substandard loans dropping from $40.0 million or 7.69% of the total loan portfolio at December 31, 2011 to $29.0 million or 6.15% of the total loan portfolio at December 31, 2012. The large drop in the risk rated assets indicates that the quality of the loan portfolio is improving.

Past due loans increased $7.1 million between December 31, 2011 and December 31, 2012, with $6.0 million due to increases in nonaccrual loans that were also past due. Of the $8.1 million in past due nonaccrual loans at December 31, 2012, all but $263 thousand have been written down to their net realizable value. At December 31, 2011, loans past due, but still accruing interest, were $1.3 million or 0.25% of total loans, the lowest year-end level since December 31, 2008. At December 31, 2012, loans past due, but still accruing interest, were $2.4 million or 0.52% of total loans. Of this amount, $2.1 million were loans 30 to 59 days past due, and $844 thousand of such loans were associated with one loan that was brought current on January 2, 2013. If that loan had been current on December 31, 2012, loans past due, but still accruing interest on December 31, 2012 would have been 0.33% of total loans.

As a result of management's belief that the quality of the loan portfolio continues to improve, the Company added, through the provision, $2.4 million to the allowance for loan losses in 2012. Management believes that the allowance has been appropriately funded for additional losses on existing loans, based on currently available information. The Company will continue to monitor the loan portfolio and levels of nonperforming assets closely and make changes to the allowance for loan losses when necessary.

The following table shows an analysis of the allowance for loan losses:

TABLE VIII

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2012	2011	2010	2009	2008
	(dollars in thousands)				
Balance at the beginning of period	$ 8,498	$ 13,228	$ 7,864	$ 6,406	$ 5,130
Charge-offs:					
Commercial	138	942	556	799	190
Real estate-construction	831	0	126	2,170	0
Real estate-mortgage	2,554	7,822	2,971	2,360	401
Consumer	259	333	655	785	649
Other	187	210	180	240	347
Total charge-offs	3,969	9,307	4,488	6,354	1,587
Recoveries:					
Commercial	67	141	192	104	118
Real estate-construction	30	0	0	0	0
Real estate-mortgage	162	575	636	649	6
Consumer	70	102	155	80	183
Other	66	59	69	104	156
Total recoveries	395	877	1,052	937	463
Net charge-offs	3,574	8,430	3,436	5,417	1,124
Provision for loan losses	2,400	3,700	8,800	6,875	2,400
Balance at end of period	$ 7,324	$ 8,498	$ 13,228	$ 7,864	$ 6,406
Selected loan loss statistics					
Loans (net of unearned income):					
End of period balance	$ 471,133	$ 520,327	$ 586,619	$ 635,242	$ 637,452
Average balance	$ 478,220	$ 544,523	$ 621,550	$ 633,614	$ 622,883
Net charge-offs to average total loans	0.75%	1.55%	0.55%	0.85%	0.18%
Provision for loan losses to average total loans	0.50%	0.68%	1.42%	1.09%	0.39%
Provision for loan losses to net charge-offs	67.15%	43.89%	256.11%	126.92%	213.52%
Allowance for loan losses to period end loans	1.55%	1.63%	2.25%	1.24%	1.00%
Earnings to loan loss coverage*	2.12	0.96	3.05	1.62	10.53
Allowance for loan losses to nonperforming loans	66.11%	94.51%	58.55%	141.18%	57.36%

* Income before taxes plus provision for loan losses, divided by net charge-offs.

The following table shows the amount of the allowance for loan losses allocated to each category at December 31 of the years presented.

TABLE IX
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

As of December 31,	2012		2011		2010		2009		2008	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)									
Commercial	$ 677	5.38%	$ 1,011	6.73%	$ 799	6.15%	$ 935	9.50%	$ 977	11.04%
Real estate-construction	187	2.55%	323	3.84%	441	3.27%	354	4.83%	31	9.51%
Real estate-mortgage	6,179	84.59%	6,735	79.94%	11,498	83.39%	5,552	79.69%	4,318	72.20%
Consumer	204	2.79%	300	3.28%	357	4.16%	672	5.25%	590	6.40%
Other	77	4.70%	129	6.21%	133	3.03%	351	0.73%	490	0.86%
Total	$ 7,324	100.00%	$ 8,498	100.00%	$ 13,228	100.00%	$ 7,864	100.00%	$ 6,406	100.00%

Because of the overall improvement of the loan portfolio, the reduction in the allowance for loan losses has been proportionately distributed among the loan segments,

Although the allowance for loan losses is allocated into these categories, the entire allowance for loan losses is available to cover loan losses in any category. For example, if real estate construction loans experienced losses of $500 thousand, the allowance for loan losses could absorb these losses even though only $187 thousand is allocated to that category.

Deposits

The following table shows the average balances and average rates paid on deposits for the periods presented.

TABLE X
DEPOSITS

Years ended December 31,	2012		2011		2010	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)					
Interest-bearing transaction accounts	$ 11,600	0.06%	$ 11,512	0.06%	$ 11,031	6.00%
Money market deposit accounts	180,106	0.18%	169,951	0.21%	159,934	0.22%
Savings accounts	53,054	0.10%	48,252	0.10%	45,281	0.10%
Time deposits, $100,000 or more	131,020	1.23%	126,711	1.47%	182,983	1.45%
Other time deposits	172,230	1.30%	180,162	1.46%	161,399	2.46%
Total interest-bearing deposits	548,010	0.77%	536,588	0.91%	560,628	1.26%
Demand deposits	170,792		147,069		126,829	
Total deposits	$ 718,802		$ 683,657		$ 687,457	

The Company's average total deposits were $718.8 million for the year ended December 31, 2012, an increase of $35.1 million or 5.14% from average total deposits for the year ended December 31, 2011. Over two-thirds, or $23.7 million, of the increase in total deposits was in the demand deposit category. In addition, average time deposits, which are one of the Company's most expensive deposit categories, decreased by $3.6 million, as seen in the table above. See the Balance Sheet Review section of Management's Discussion and Analysis on this Form 10-K for a more detailed explanation of these changes. The rates paid on interest-bearing deposits by the Company decreased from 0.91% for the year ended December 31, 2011 to 0.77% for the year ended December 31, 2012.

The following table shows time deposits in amounts of $100 thousand or more by time remaining until maturity at the dates presented.

TABLE XI

TIME DEPOSITS OF $100,000 OR MORE

As of December 31,	2012	2011	2010
		(in thousands)	
Maturing in:			
Within 3 months	$ 25,318	$ 24,957	$ 25,596
4 through 6 months	13,294	14,760	26,331
7 through 12 months	19,968	29,337	30,761
Greater than 12 months	79,029	56,596	54,195
	$ 137,609	$ 125,650	$ 136,883

Return on Equity and Assets

The return on average stockholders' equity and assets, the dividend pay-out ratio, and the average equity to average assets ratio for the past three years are presented below.

As of December 31,	2012	2011	2010
Return on average assets	0.48%	0.39%	0.17%
Return on average equity	4.76%	3.95%	1.87%
Dividend pay-out ratio	23.67%	30.12%	79.64%
Average equity to average assets	10.11%	9.76%	8.92%

Capital Resources

Total stockholders' equity as of December 31, 2012 was $89.3 million, up 4.00% from $85.9 million on December 31, 2011. The Company's capital position remains strong as evidenced by the regulatory capital measurements. Under the banking regulations, Total Capital is composed of core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common stockholders' equity less goodwill. Tier 2 capital consists of certain qualifying debt and a qualifying portion of the allowance for loan losses. The following is a summary of the Company's capital ratios for the past three years. As shown below, these ratios were all well above the regulatory minimum levels.

	2012 Regulatory Minimums	2012	2011	2010
Tier 1	4.00%	15.64%	14.46%	12.74%
Total Capital	8.00%	16.89%	15.71%	14.00%
Tier 1 Leverage	4.00%	10.09%	10.17%	9.19%

Year-end book value per share was $18.01 in 2012, $17.31 in 2011, and $16.40 in 2010. Cash dividends were $991 thousand or $0.20 per share in 2012, $991 thousand or $0.20 per share in 2011, and $1.2 million or $0.25 per share in 2010. The common stock of the Company has not been extensively traded. The table below shows the high and low sales prices and dividends paid for each quarter of 2012 and 2011. The stock is quoted on the NASDAQ Capital Market under the symbol "OPOF" and the prices below are based on trade information as reported by The NASDAQ Stock Market, LLC. There were 1,243 stockholders of record of the Company as of February 28, 2013. This stockholder count does not include stockholders who hold their stock in a nominee registration.

The following is a summary of the quarterly dividends paid and high and low sales prices of Old Point Financial Corporation common stock for the previous two years.

	2012			2011		
		Sales Price			Sales Price	
	Dividend	High	Low	Dividend	High	Low
1st Quarter	$ 0.05	$ 11.45	$ 9.20	$ 0.05	$ 13.00	$ 11.35
2nd Quarter	$ 0.05	$ 11.65	$ 10.40	$ 0.05	$ 12.09	$ 10.03
3rd Quarter	$ 0.05	$ 11.00	$ 10.17	$ 0.05	$ 11.89	$ 9.90
4th Quarter	$ 0.05	$ 11.25	$ 10.60	$ 0.05	$ 10.91	$ 9.00

Liquidity

Liquidity is the ability of the Company to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments in securities and loans maturing within one year.

In addition, secondary sources are available through the use of borrowed funds if the need should arise. The Company's sources of funds include a large stable deposit base and secured advances from the Federal Home Loan Bank of Atlanta (FHLB). As of December 31, 2012, the Company had $246.0 million in FHLB borrowing availability. The Company has available short-term unsecured borrowed funds in the form of federal funds with correspondent banks. As of year-end 2012, the Company had $43.0 million available in federal funds to address any short-term borrowing needs, up from $38.0 million at December 31, 2011.

Although the Company remains very liquid, one potential source of liquidity utilized by the Company has become more limited. The FHLB instituted more stringent requirements for securing advances. The FHLB is now applying a discount rate to loans used as collateral to simulate the falling value of the properties securing those loans. Even with this additional collateral requirement, the Company still has more than sufficient collateral to pledge against outstanding advances.

As a result of the Company's management of liquid assets, availability of borrowed funds and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' future borrowing needs.

Notwithstanding the foregoing, the Company's ability to maintain sufficient liquidity may be affected by numerous factors, including economic conditions nationally and in the Company's markets. Depending on its liquidity levels, its capital position, conditions in the capital markets and other factors, the Company may from time to time consider the issuance of debt, equity, other securities or other possible capital markets transactions, the proceeds of which could provide additional liquidity for the Company's operations.

The following table sets forth information relating to the Company's sources of liquidity and the outstanding commitments for use of liquidity at December 31, 2012 and December 31, 2011. Dividing the total short-term sources of liquidity by the outstanding commitments for use of liquidity derives the liquidity coverage ratio.

LIQUIDITY SOURCES AND USES

(dollars in thousands)

	December 31, 2012			December 31, 2011		
	Total	In Use	Available	Total	In Use	Available
Sources:						
Federal funds lines of credit	$ 43,000	$ 0	$ 43,000	$ 38,000	$ 0	$ 38,000
Federal Home Loan Bank advances	271,037	25,000	246,037	253,604	35,000	218,604
Federal funds sold & balances at the Federal Reserve			26,523			15,521
Securities, available for sale and unpledged at fair value			260,342			175,563
Total short-term funding sources			$ 575,902			$ 447,688
Uses:						
Unfunded loan commitments and lending lines of credit			49,046			40,281
Letters of credit			1,544			740
Commitments to purchase assets			8,687			409
Total potential short-term funding uses			$ 59,277			$ 41,430
Liquidity coverage ratio			971.5%			1080.6%

Other than the more stringent requirements for the FHLB advances, management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on the liquidity, capital resources or operations of the Company. Nor is management aware of any current recommendations by regulatory authorities that would have a material effect on liquidity, capital resources or operations. The Company's internal sources of such liquidity are deposits, loan and investment repayments and securities available-for-sale. The Company's primary external source of liquidity is advances from the FHLB.

The Company's operating activities provided $9.8 million of cash during the year ended December 31, 2012, compared to $9.4 million provided during 2011 primarily due to the reduction of the loan loss provision in 2012. The Company's investing activities used $45.0 million during 2012, compared to providing $30.0 million during 2011, principally due to purchases of securities in excess of sales and maturities. The Company's financing activities provided $52.7 million of cash during 2012 compared to using $43.0 million of cash during 2011. This change is principally due to an increase in deposits in 2012.

Effects of Inflation

Management believes that the key to achieving satisfactory performance in an inflationary environment is its ability to maintain or improve its net interest margin and to generate additional fee income. The Company's policy of investing in and funding with interest-sensitive assets and liabilities is intended to reduce the risks inherent in a volatile inflationary economy.

Off-Balance Sheet Lending Related Commitments

The Company had $103.1 million in consumer and commercial commitments at December 31, 2012. As of the same date, the Company also had $5.1 million in letters of credit that the Company will fund if certain future events occur. It is expected that only a portion of these commitments will ever actually be funded.

Management believes that the Company has the liquidity and capital resources to handle these commitments in the normal course of business. See Note 14 of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K.

Contractual Obligations

In the normal course of business, there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit, that may or may not require future cash outflows. The following table provides the Company's contractual obligations as of December 31, 2012:

Payments due by period

(in thousands) *Contractual Obligations*	*Total*	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*More Than 5 Years*
Short-Term Debt Obligations	$ 37,226	$37,226	$ 0	$ 0	$ 0
Long-Term Debt Obligations	25,000	0	0	25,000	0
Operating Lease Obligations	481	193	273	15	0
Commitment to purchase assets	8,903	8,687	216	0	0
Total contractual cash obligations excluding deposits	**71,610**	**46,106**	**489**	**25,015**	**0**
Deposits	753,816	572,729	143,924	37,163	0
Total	**$ 825,426**	**$ 618,835**	**$ 144,413**	**$ 62,178**	**$ 0**

Short-term debt obligations include federal funds purchased, overnight repurchase agreements and term repurchase agreements.

After December 31, 2012 but prior to the filing of this annual report on Form 10-K, the Company signed additional contracts for fixed asset purchases and professional services. These contracts will require payments of approximately $238 thousand in 2013.

The Company has plans to expand the building of a current branch office. The contract for this expansion was amended on October 16, 2012. See the subsequent events disclosure in Note 1 of the Notes to Consolidated Financial Statements included in in Item 8, "Financial Statements and Supplemental Data" of this report on Form 10-K.

Short-Term Borrowings

Certain short-term borrowings at December 31, 2012, 2011 and 2010 are presented below. Information is presented only on those categories whose average balance at December 31 exceeded 30 percent of total stockholders' equity at the same date.

TABLE XII

SHORT-TERM BORROWINGS

	2012		2011		2010	
	Balance	Rate	Balance	Rate	Balance	Rate
	(dollars in thousands)					
Balance at December 31,						
Repurchase agreements	$ 37,226	0.16%	$ 36,481	0.20%	$ 89,716	0.30%
Average daily balance for the year ended December 31,						
Repurchase agreements	$ 29,831	0.18%	$ 49,335	0.21%	$ 103,924	0.52%
Maximum month-end outstanding balance:						
Repurchase agreements	$ 39,734		$ 87,023		$ 130,435	

Quarterly Data
The table below contains a comparison of the Company's quarterly income and expenses for the periods indicated:

	Year Ended December 31,							
	2012				2011			
	(in thousands, except per share data)							
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 7,888	$ 7,958	$ 8,312	$ 8,422	$ 8,742	$ 8,992	$ 9,152	$ 9,365
Interest expense	(1,350)	(1,414)	(1,499)	(1,511)	(1,561)	(1,619)	(1,690)	(1,845)
Net interest income	6,538	6,544	6,813	6,911	7,181	7,373	7,462	7,520
Provision for loan losses	(450)	(750)	(1,000)	(200)	(800)	(600)	(500)	(1,800)
Net interest income, after provision for loan losses	6,088	5,794	5,813	6,711	6,381	6,773	6,962	5,720
Noninterest income	3,704	4,106	3,881	3,268	3,239	3,201	2,951	2,805
Noninterest expenses	(7,935)	(8,752)	(8,947)	(8,549)	(8,474)	(8,539)	(8,500)	(8,166)
Income before income taxes	1,857	1,148	747	1,430	1,146	1,435	1,413	359
Provision for income taxes	(460)	(74)	(109)	(352)	(279)	(392)	(378)	(14)
Net income	$ 1,397	$ 1,074	$ 638	$ 1,078	$ 867	$ 1,043	$ 1,035	$ 345
Earnings per common share:								
Basic	$ 0.27	$ 0.22	$ 0.13	$ 0.22	$ 0.18	$ 0.21	$ 0.21	$ 0.07
Diluted	$ 0.27	$ 0.22	$ 0.13	$ 0.22	$ 0.18	$ 0.21	$ 0.21	$ 0.07

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

This information is incorporated herein by reference from Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", on pages 19 through 42 of this report on Form 10-K.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements and related footnotes of the Company are presented below followed by the financial statements of the Parent.


Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Old Point Financial Corporation and subsidiaries
Hampton, Virginia

We have audited the accompanying consolidated balance sheets of Old Point Financial Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Old Point Financial Corporation and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 29, 2013

Old Point Financial Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2012	December 31, 2011
	(dollars in thousands, except share data)	
Assets		
Cash and due from banks	$ 15,982	$ 9,523
Interest-bearing due from banks	24,732	13,978
Federal funds sold	1,603	1,354
Cash and cash equivalents	42,317	24,855
Securities available-for-sale, at fair value	329,456	236,599
Securities held-to-maturity (fair value approximates $574 and $1,526)	570	1,515
Restricted securities	2,562	3,451
Loans, net of allowance for loan losses of $7,324 and $8,498	463,809	511,829
Premises and equipment, net	32,528	30,264
Bank-owned life insurance	21,824	21,593
Foreclosed assets, net of valuation allowance of $1,870 and $1,851	6,574	9,390
Other assets	7,859	10,008
	$ 907,499	$ 849,504
Liabilities & Stockholders' Equity		
Deposits:		
Noninterest-bearing deposits	$ 176,740	$ 163,639
Savings deposits	268,253	232,348
Time deposits	308,823	294,892
Total deposits	753,816	690,879
Overnight repurchase agreements	35,946	35,001
Term repurchase agreements	1,280	1,480
Federal Home Loan Bank advances	25,000	35,000
Accrued expenses and other liabilities	2,157	1,279
Total liabilities	818,199	763,639
Commitments and contingencies		
Stockholders' equity:		
Common stock, $5 par value, 10,000,000 shares authorized; 4,959,009 and 4,959,009 shares issued and outstanding	24,795	24,795
Additional paid-in capital	16,392	16,310
Retained earnings	48,305	45,109
Accumulated other comprehensive loss, net	(192)	(349)
Total stockholders' equity	89,300	85,865
Total liabilities and stockholders' equity	$ 907,499	$ 849,504

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31, 2012	2011
	(dollars in thousands, except per share data)	
Interest and Dividend Income:		
Interest and fees on loans	$ 26,503	$ 32,105
Interest on due from banks	56	22
Interest on federal funds sold	2	21
Interest on securities:		
Taxable	5,238	3,884
Tax-exempt	681	157
Dividends and interest on all other securities	100	62
Total interest and dividend income	32,580	36,251
Interest Expense:		
Interest on savings deposits	382	408
Interest on time deposits	3,851	4,496
Interest on federal funds purchased, securities sold under agreements to repurchase and other borrowings	45	106
Interest on Federal Home Loan Bank advances	1,496	1,705
Total interest expense	5,774	6,715
Net interest income	26,806	29,536
Provision for loan losses	2,400	3,700
Net interest income, after provision for loan losses	24,406	25,836
Noninterest Income:		
Income from fiduciary activities	3,214	3,002
Service charges on deposit accounts	4,239	4,256
Other service charges, commissions and fees	3,348	3,003
Income from bank-owned life insurance	1,339	823
Gain on sale of available-for-sale securities, net	2,313	787
Other operating income	506	325
Total noninterest income	14,959	12,196
Noninterest Expense:		
Salaries and employee benefits	20,340	19,139
Occupancy and equipment	4,373	4,292
Data processing	1,630	1,386
FDIC insurance	1,044	1,222
Loss on write-down/sale of foreclosed assets	777	1,413
Customer development	758	908
Legal and audit expense	725	696
Employee professional development	600	579
Other outside service fees	574	612
Postage and courier expense	480	488
Foreclosed assets expense	408	505
Other operating expense	2,474	2,439
Total noninterest expense	34,183	33,679
Income before income taxes	5,182	4,353
Income tax expense	995	1,063
Net income	$ 4,187	$ 3,290
Basic Earnings per Share:		
Average shares outstanding	4,959,009	4,952,313
Net income per share of common stock	$ 0.84	$ 0.66
Diluted Earnings per Share:		
Average shares outstanding	4,959,009	4,952,313
Net income per share of common stock	$ 0.84	$ 0.66

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation
Consolidated Statements of Comprehensive Income

	Years Ended December 31,	
	2012	2011
	(dollars in thousands)	
Net income	$ 4,187	$ 3,290
Other comprehensive income, net of tax		
Unrealized gains on securities		
Unrealized holding gains arising during the period	3,019	4,502
Less reclassification adjustment for gains recognized in income	(2,313)	(787)
Less tax expense	(240)	(1,263)
Net unrealized gains on securities	466	2,452
Defined benefit pension plans		
Net actuarial loss for the period	(1,022)	(527)
Settlement loss due to early retirement program	292	0
Amortization of actuarial loss from prior period	262	175
Tax effect of pension adjustments	159	120
Total effect of defined benefit pension plans	(309)	(232)
Other comprehensive income	157	2,220
Comprehensive income	$ 4,344	$ 5,510

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(dollars in thousands, except per share data)					
Balance at December 31, 2010	4,936,989	$ 24,685	$ 16,026	$ 42,810	$ (2,569)	$ 80,952
Comprehensive income:						
Net income	0	0	0	3,290	0	3,290
Other comprehensive income, net of tax	0	0	0	0	2,220	2,220
Exercise of stock options	22,020	110	174	0	0	284
Stock compensation expense	0	0	110	0	0	110
Cash dividends ($0.20 per share)	0	0	0	(991)	0	(991)
Balance at December 31, 2011	4,959,009	$ 24,795	$ 16,310	$ 45,109	$ (349)	$ 85,865
Comprehensive income:						
Net income	0	0	0	4,187	0	4,187
Other comprehensive income, net of tax	0	0	0	0	157	157
Stock compensation expense	0	0	82	0	0	82
Cash dividends ($0.20 per share)	0	0	0	(991)	0	(991)
Balance at December 31, 2012	4,959,009	$ 24,795	$ 16,392	$ 48,305	$ (192)	$ 89,300

See Notes to Consolidated Financial Statements.

Old Point Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2012	2011
	(dollars in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 4,187	$ 3,290
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,884	1,816
Provision for loan losses	2,400	3,700
Net gain on sale of available-for-sale securities	(2,313)	(787)
Net amortization of securities	1,705	285
Net loss on write-down/sale of foreclosed assets	777	1,413
Income from bank owned life insurance	(1,339)	(823)
Stock compensation expense	82	110
Deferred tax (benefit) expense	(7)	2,094
(Increase) decrease in other assets	1,989	(1,756)
Increase in other liabilities	410	50
Net cash provided by operating activities	9,775	9,392
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of available-for-sale securities	(359,157)	(251,239)
Purchases of held-to-maturity securities	(100)	(2,000)
Proceeds from sales of restricted securities	889	869
Proceeds from maturities and calls of securities	70,443	132,670
Proceeds from sales of available-for-sale securities	198,217	94,716
Decrease in loans made to customers	44,770	57,862
Proceeds from sales of foreclosed assets	2,974	2,376
Purchases of bank-owned life insurance	0	(2,750)
Proceeds from payout on bank-owned life insurance policy	1,108	0
Purchases of premises and equipment	(4,148)	(2,464)
Net cash provided by (used in) investing activities	(45,004)	30,040
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in noninterest-bearing deposits	13,101	34,431
Increase in savings deposits	35,905	7,138
Increase (decrease) in time deposits	13,931	(29,904)
Increase (decrease) in federal funds purchased, repurchase agreements and other borrowings	745	(53,966)
Decrease in Federal Home Loan Bank advances	(10,000)	0
Proceeds from exercise of stock options	0	284
Cash dividends paid on common stock	(991)	(991)
Net cash provided by (used in) financing activities	52,691	(43,008)
Net increase (decrease) in cash and cash equivalents	17,462	(3,576)
Cash and cash equivalents at beginning of period	24,855	28,431
Cash and cash equivalents at end of period	$ 42,317	$ 24,855
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ 5,912	$ 6,963
Income tax	$ 1,150	$ 0
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS		
Unrealized gain on securities available-for-sale	$ 706	$ 3,715
Loans transferred to foreclosed assets	$ 850	$ 2,741
Change in pension liability	$ (468)	$ (352)

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Old Point Financial Corporation (the Company) and its wholly-owned subsidiaries, The Old Point National Bank of Phoebus (the Bank) and Old Point Trust & Financial Services N.A. (Trust). All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50 percent of the voting rights or where it exercises control. Entities where the Company holds 20 to 50 percent of the voting rights, or has the ability to exercise significant influence, or both, are accounted for under the equity method. As discussed below, the Company consolidates entities deemed to be variable interest entities (VIEs) when it is determined to be the primary beneficiary.

NATURE OF OPERATIONS

Old Point Financial Corporation is a holding company that conducts substantially all of its operations through two subsidiaries, The Old Point National Bank of Phoebus and Old Point Trust & Financial Services, N.A. The Bank services individual and commercial customers, the majority of which are in Hampton Roads, Virginia. As of December 31, 2012, the Bank had 21 branch offices. The Bank offers a full range of deposit and loan products to its retail and commercial customers. Trust offers a full range of services for individuals and businesses. Products and services include retirement planning, estate planning, financial planning, estate and trust administration, retirement plan administration, tax services and investment management services.

VARIABLE INTEREST ENTITIES

A legal entity is referred to as a VIE if any of the following conditions exist, which are outlined in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) variable interest accounting guidance (FASB ASC 810-10-15-14): (1) the total equity investment at risk is insufficient to permit the legal entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the expected losses or receive the expected returns of the entity.

In addition, as specified in VIE accounting guidance (FASB ASC 810-10-25-38), a VIE must be consolidated by the Company if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that will absorb a majority of the expected losses, receive a majority of the expected residual returns, or both. At this time, the Company has no VIEs that are consolidated. The Company does have an interest in one VIE, Old Point Mortgage, LLC, which is not consolidated because the Company has determined that it is not the primary beneficiary.

USE OF ESTIMATES

In preparing Consolidated Financial Statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, other-than-temporary impairment of securities, the fair value of financial instruments, the valuation of deferred tax assets and the valuation allowance on foreclosed assets.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's activities are with customers located within the Hampton Roads region. The types of securities that the Company invests in are included in Note 3. The types of lending that the Company engages in are included in Note 4. The Company has significant concentrations in the following industries: construction, lessors of real estate, activities related to real estate, ambulatory health care and religious organizations. The Company does not have any significant concentrations to any one customer.

At December 31, 2012 and 2011, there were $286.6 million and $308.1 million, or 60.84% and 59.21%, respectively of total loans concentrated in commercial real estate. Commercial real estate for purposes of this note includes all construction loans, loans secured by multifamily residential properties, loans secured by farmland and loans secured by nonfarm, nonresidential properties.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, cash and cash equivalents includes cash and balances due from banks and federal funds sold, all of which mature within 90 days.

INTEREST-BEARING DEPOSITS IN BANKS
Interest-bearing deposits in banks mature within one year and are carried at cost.

RECLASSIFICATIONS
Certain amounts in the Consolidated Financial Statements have been reclassified to conform to classifications adopted in the current year.

SECURITIES
Certain debt securities that management has the positive intent and ability to hold until maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the securities; the financial health of and business outlook for the issuer; the performance of the underlying assets for interests in securitized assets; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in investment income and a new cost basis in the investment is established.

FEDERAL HOME LOAN BANK STOCK
The Company, as a member of the Federal Home Loan Bank of Atlanta (FHLB), is required to maintain an investment in the capital stock of the FHLB. Based on the redemption provisions of the FHLB, the stock has no quoted market value, is carried at cost and listed as a restricted security. The Company reviews its holdings for impairment based on the ultimate recoverability of the cost basis in the FHLB stock.

LOANS
The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Hampton Roads. The ability of the Company's debtors to honor their contracts is dependent in part upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for loan losses and any unamortized deferred fees or costs on originated loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in the process of collection. Consumer loans and consumer real estate secured loans are generally placed on nonaccrual status when payments are 120 days past due and 180 days past due, respectively. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured, or when the borrower has resumed paying the full amount of the scheduled contractual interest and principal payments for at least six months.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired, such as a loan that is considered a TDR (discussed in detail below). These loans are excluded from pooled loss forecasts and a separate reserve is provided under the accounting guidance for loan impairment. All loans, including consumer loans, whose terms have been modified in a TDR are also individually analyzed for estimated impairment. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected future losses given estimated defaults derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

LOAN CHARGE-OFF POLICIES

Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset when:

- Management determines the asset to be uncollectible;
- Repayment is deemed to be protracted beyond reasonable time frames;
- The asset has been classified as a loss by either the internal loan review process or external examiners;
- The borrower has filed for bankruptcy protection and the loss becomes evident due to a lack of borrower assets; or
- The loan is 90 days or more past due unless the loan is both well secured and in the process of collection.

For other loans, the Company's charge-off policies are as follows:

- **Real Estate:** Generally charged down to the net realizable value when the loan is 180 days past due.
- **Commercial Loans:** Generally charged off when the loan is 90 days past due.
- **Construction loans:** Generally charged off when the loan is 120 days past due.
- **Other Secured Loans:** Generally fully or partially charged down to the net realizable value when the loan is 90 days past due.

TROUBLED DEBT RESTRUCTURINGS

In situations where, for economic or legal reasons related to a borrower's financial difficulties, management grants a concession for other than an insignificant period of time to the borrower that would not otherwise be considered, the related loan is classified as a TDR. Management strives to identify borrowers in financial difficulty before their loans reach nonaccrual status and works with them to grant appropriate concessions, if necessary, and modify their loans to more affordable terms. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the Company's economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. The Company had $8.8 million and $4.3 million in loans classified as TDRs as of December 31, 2012 and 2011, respectively.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company (i.e., put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership); (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

FORECLOSED ASSETS

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance (direct write-downs) are included in net expenses from foreclosed assets.

PREMISES AND EQUIPMENT

Land is carried at cost. Buildings and equipment are stated at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Buildings and equipment are depreciated over their estimated useful lives ranging from three to 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to five years.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and lines of credit. Such financial instruments are recorded when they are funded.

PENSION PLAN

The Company has a non-contributory defined benefit pension plan, which was frozen by the Company in 2006. Benefits for participants will remain frozen in the plan until such time as further action occurs. No additional participants will be added to the plan.

The compensation cost of the pension plan is recognized on the projected unit credit method. The aggregate cost method is utilized for funding purposes.

STOCK COMPENSATION PLANS

Stock compensation accounting guidance (FASB ASC 718, Compensation-Stock Compensation) requires that the compensation cost related to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black Scholes model is used to estimate the fair value of the stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

INCOME TAXES

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, Income Taxes). The Company adopted the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability or balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the difference between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

EARNINGS PER COMMON SHARE
Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

TRUST ASSETS AND INCOME
Securities and other property held by Trust in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying Consolidated Financial Statements.

ADVERTISING EXPENSES
Advertising expenses are expensed as incurred.

COMPREHENSIVE INCOME
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and unrealized losses related to changes in the funded status of the pension plan which are also recognized as separate components of equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

SUBSEQUENT EVENTS
In accordance with ASC 855-10/SFAS 165, the Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

A lease on one of the Company's branch offices enters its last five-year renewal period on March 31, 2013. The Company is currently in negotiations with the lessor. The new lease is expected to have a term of only five years and is not expected to increase, and may decrease, the Company's rental expense. Due to the expected term of the lease, the Company does not expect to make any additional major leasehold improvements on this branch at this time.

On February 22, 2013, the Company completed the consolidation of two of its branches located in Williamsburg, Virginia. Because of their proximity, the branches were serving a customer base that could be more efficiently served by one branch.

The Company is expanding the building of a current branch office. The Company signed a contract with a general contractor on April 19, 2012. The contract entitles the contractor to $2.1 million for Phase I of the construction, which includes site work and construction of the building shell. The Company signed an amendment to the contract with the general contractor on October 26, 2012 for the remainder of the construction. The revised contract entitles the contractor to $12.2 million for the construction of the building. As of the writing of this annual report on Form 10-K, $3.7 has been disbursed to the contractor. The Company anticipates that the project will likely cost between $13.0 million and $15.0 million over the next year.

Other than the items discussed above, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this ASU were effective for the first interim or annual period beginning on or after December 15, 2011. The guidance was applied prospectively to transactions or modifications of existing transactions that occurred on or after the effective date. The adoption of the new guidance did not have a material impact on the Company's Consolidated Financial Statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)." This ASU is the result of joint efforts by the FASB and International Accounting Standards Board (IASB) to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. The amendments were effective for interim and annual periods beginning after December 15, 2011 with prospective application. The Company has included the required disclosures in its Consolidated Financial Statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The single statement of comprehensive income should include the components of net income, a total for net income, the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present all the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The amendments do not change the items that must be reported in other comprehensive income, the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, or the calculation or reporting of earnings per share. The amendments in this ASU should be applied retrospectively. The amendments were effective for fiscal years and interim periods within those years beginning after December 15, 2011. The amendments do not require transition disclosures. The Company has elected the two-statement approach and included the required statements in its Consolidated Financial Statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-11 to have a material impact on its Consolidated Financial Statements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The amendments in this ASU clarify the scope for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset or subject to netting arrangements. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company does not expect the adoption of ASU 2013-01 to have a material impact on its Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The amendments in this ASU require an entity to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. In addition, the amendments require a cross-reference to other disclosures currently required for other reclassification items to be reclassified directly to net income in their entirety in the same reporting period. Public companies should apply these amendments for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company is currently assessing the impact that ASU 2011-03 will have on its Consolidated Financial Statements.

NOTE 2, Restrictions on Cash and Amounts Due from Banks

The Company is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2011, the Company was required to maintain a balance of at least $350 thousand. At December 31, 2012, the Company had no balance requirements on any of its accounts.

The Company had approximately $162 thousand and $161 thousand in deposits in financial institutions in excess of amounts insured by the FDIC at December 31, 2012 and December 31, 2011, respectively. All but one of the Company's transaction accounts were noninterest-bearing and were fully insured by the FDIC as provided by the Dodd-Frank Act. The section of the Dodd-Frank Act which provides for full coverage of all noninterest-bearing transaction accounts expired on December 31, 2012. Without the full coverage of these accounts, the Company would have had $1.7 million in excess of the amounts insured by the FDIC at December 31, 2012.

NOTE 3, Securities Portfolio

The amortized cost and fair value, with gross unrealized gains and losses, of securities held-to-maturity were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2012				
Obligations of U.S. Government agencies	$ 570	$ 4	$ 0	$ 574
Total	$ 570	$ 4	$ 0	$ 574
December 31, 2011				
Obligations of U.S. Government agencies	$ 1,370	$ 8	$ 0	$ 1,378
Obligations of state and political subdivisions	145	3	0	148
Total	$ 1,515	$ 11	$ 0	$ 1,526

The amortized cost and fair value, with gross unrealized gains and losses, of securities available-for-sale were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2012				
Obligations of U.S. Government agencies	35,787	1,314	(13)	37,088
Obligations of state and political subdivisions	43,276	712	(214)	43,774
Mortgage-backed securities	246,132	1,966	(743)	247,355
Money market investments	541	0	0	541
Corporate Bonds	700	0	(2)	698
Total	$ 326,436	$ 3,992	$ (972)	$ 329,456
December 31, 2011				
U.S. Treasury securities	$ 250	$ 0	$ 0	$ 250
Obligations of U.S. Government agencies	117,848	1,706	0	119,554
Obligations of state and political subdivisions	11,999	266	(4)	12,261
Mortgage-backed securities	102,884	396	(52)	103,228
Money market investments	1,306	0	0	1,306
Total	$ 234,287	$ 2,368	$ (56)	$ 236,599

Securities with a fair value of $89.5 million and $85.4 million at December 31, 2012 and 2011, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, FHLB advances and for other purposes required or permitted by law.

At December 31, 2012, the Company held no securities of any single issuer (excluding U.S. Government agencies) with a book value that exceeded 10 percent of stockholders' equity.

The amortized cost and fair value of securities by contractual maturity are shown below.

	December 31, 2012			
	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Due in one year or less	$ 392	$ 393	$ 270	$ 271
Due after one year through five years	39,400	40,794	300	303
Due after five years through ten years	26,749	27,018	0	0
Due after ten years	259,354	260,710	0	0
Total debt securities	325,895	328,915	570	574
Other securities without stated maturities	541	541	0	0
Total securities	$ 326,436	$ 329,456	$ 570	$ 574

The following table provides information about securities sold in the years ended December 31:

	2012	2011
	(in thousands)	
Proceeds from sales	$ 198,217	$ 94,716
Gross realized gains	$ 2,313	$ 787
Gross realized losses	$ 0	$ 0

OTHER-THAN-TEMPORARILY IMPAIRED SECURITIES

Management assesses whether the Company intends to sell or it is more-likely-than-not that the Company will be required to sell a security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other-than-temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the Company separates the amount of the impairment into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of future expected cash flows is due to factors that are not credit related and is recognized in other comprehensive income.

The present value of expected future cash flows is determined using the best-estimate cash flows discounted at the effective interest rate implicit to the security at the date of purchase or the current yield to accrete an asset-backed or floating rate security. The methodology and assumptions for establishing the best-estimate cash flows vary depending on the type of security. The asset-backed securities cash flow estimates are based on bond specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity and prepayment speeds, and structural support, including subordination and guarantees.

The Company has a process in place to identify debt securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues. On a quarterly basis, management reviews all securities to determine whether an other-than-temporary decline in value exists and whether losses should be recognized. Management considers relevant facts and circumstances in evaluating whether a credit or interest rate-related impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (a) the extent and length of time the fair value has been below cost; (b) the reasons for the decline in value; (c) the financial position and access to capital of the issuer, including the current and future impact of any specific events and (d) for fixed maturity securities, the Company's intent to sell a security or whether it is more-likely-than-not the Company will be required to sell the security before the recovery of its amortized cost which, in some cases, may extend to maturity and for equity securities, the Company's ability and intent to hold the security for a period of time that allows for the recovery in value.

The Company has not recorded impairment charges on securities for the years ended December 31, 2012, and 2011.

The following table shows the number of securities with unrealized losses, the gross unrealized losses and fair value of the Company's investments with unrealized losses that are deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2012						
	Less Than Twelve Months		More Than Twelve Months		Total		
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Number of Securities
	(in thousands)						
Securities Available-for-Sale							
Obligations of U.S. Government agencies	$ 13	$ 5,103	$ 0	$ 0	$ 13	$ 5,103	1
Obligations of state and political subdivisions	214	9,535	0	0	214	9,535	24
Mortgage-backed securities	743	104,066	0	0	743	104,066	9
Corporate bonds and other securities	$ 2	$ 700	$ 0	$ 0	$ 2	$ 700	2
Total securities available-for-sale	$ 972	$ 119,404	$ 0	$ 0	$ 972	$ 119,404	36

	December 31, 2011						
	Less Than Twelve Months		More Than Twelve Months		Total		
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Number of Securities
	(in thousands)						
Securities Available-for-Sale							
Debt securities:							
Obligations of state and political subdivisions	$ 4	$ 1,706	$ 0	$ 0	$ 4	$ 1,706	2
Mortgage-backed securities	52	29,364	0	0	52	29,364	3
Total securities available-for-sale	$ 56	$ 31,070	$ 0	$ 0	$ 56	$ 31,070	5

Certain investments within the Company's portfolio had unrealized losses at December 31, 2012 and December 31, 2011, as shown in the tables above. The unrealized losses were caused by increases in market interest rates. Because the Company does not intend to sell the investments and management believes it is unlikely that the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider the investments to be other-than-temporarily impaired at December 31, 2012 or December 31, 2011.

Restricted Securities

The restricted security category is comprised of FHLB and Federal Reserve Bank stock. These stocks are classified as restricted securities because their ownership is restricted to certain types of entities and the securities lack a market. Therefore, FHLB and Federal Reserve Bank stock is carried at cost and evaluated for impairment. When evaluating these stocks for impairment, their value is determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. Restricted stock is viewed as a long-term investment and management believes that the Company has the ability and the intent to hold this stock until its value is recovered.

Note 4, Loans and the Allowance for Loan Losses
The following is a summary of the balances in each class of the Company's loan portfolio:

	December 31, 2012	December 31, 2011
	(in thousands)	
Mortgage loans on real estate:		
Residential 1-4 family	$ 77,267	$ 77,588
Commercial	274,613	288,108
Construction	12,005	19,981
Second mortgages	14,315	16,044
Equity lines of credit	32,327	34,220
Total mortgage loans on real estate	410,527	435,941
Commercial loans	25,341	35,015
Consumer loans	13,146	17,041
Other	22,119	32,330
Total loans	471,133	520,327
Less: Allowance for loan losses	(7,324)	(8,498)
Loans, net of allowance and deferred fees	$ 463,809	$ 511,829

Overdrawn deposit accounts are reclassified as loans and included in the Other category in the table above. Overdrawn deposit accounts totaled $1.6 million and $583 thousand at December 31, 2012 and December 31, 2011, respectively.

CREDIT QUALITY INFORMATION
The Company uses internally-assigned risk grades to estimate the capability of borrowers to repay the contractual obligations of their loan agreements as scheduled or at all. The Company's internal risk grade system is based on experiences with similarly graded loans. Credit risk grades are updated at least quarterly as additional information becomes available, at which time management analyzes the resulting scores to track loan performance.

The Company's internally assigned risk grades are as follows:

- **Pass:** Loans are of acceptable risk.
- **Other Assets Especially Mentioned (OAEM):** Loans have potential weaknesses that deserve management's close attention.
- **Substandard:** Loans reflect significant deficiencies due to several adverse trends of a financial, economic or managerial nature.
- **Doubtful:** Loans have all the weaknesses inherent in a substandard loan with added characteristics that make collection or liquidation in full based on currently existing facts, conditions and values highly questionable or improbable.
- **Loss:** Loans have been charged off because they are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

The following table presents credit quality exposures by internally assigned risk ratings as of the dates indicated:

Credit Quality Information
As of December 31, 2012
(in thousands)

	Pass	OAEM	Substandard	Total
Mortgage loans on real estate:				
Residential 1-4 family	$ 70,961	$ 1,711	$ 4,595	$ 77,267
Commercial	258,195	6,781	9,637	274,613
Construction	8,651	254	3,100	12,005
Second mortgages	13,488	242	585	14,315
Equity lines of credit	31,704	239	384	32,327
Total mortgage loans on real estate	382,999	9,227	18,301	410,527
Commercial loans	23,997	209	1,135	25,341
Consumer loans	13,042	0	104	13,146
Other	22,119	0	0	22,119
Total	$ 442,157	$ 9,436	$ 19,540	$ 471,133

Credit Quality Information
As of December 31, 2011
(in thousands)

	Pass	OAEM	Substandard	Total
Mortgage loans on real estate:				
Residential 1-4 family	$ 74,839	$ 677	$ 2,072	$ 77,588
Commercial	258,610	11,803	17,695	288,108
Construction	19,548	396	37	19,981
Second mortgages	15,212	0	832	16,044
Equity lines of credit	33,390	182	648	34,220
Total mortgage loans on real estate	401,599	13,058	21,284	435,941
Commercial loans	29,455	4,295	1,265	35,015
Consumer loans	16,955	0	86	17,041
Other	32,330	0	0	32,330
Total	$ 480,339	$ 17,353	$ 22,635	$ 520,327

As of December 31, 2012 and December 31, 2011 the Company did not have any loans internally classified as Doubtful or Loss.

AGE ANALYSIS OF PAST DUE LOANS BY CLASS

All classes of loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Interest and fees continue to accrue on past due loans until the date the loan is placed in nonaccrual status, if applicable. The following table includes an aging analysis of the recorded investment in past due loans as of the dates indicated. Also included in the table below are loans that are 90 days or more past due as to interest and principal and still accruing interest, because they are well-secured and in the process of collection. Loans in nonaccrual status that are also past due are included in the aging categories in the table below.

Age Analysis of Past Due Loans as of December 31, 2012

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Total Current Loans (1)	Total Loans	Recorded Investment > 90 Days Past Due and Accruing
				(in thousands)			
Mortgage loans on real estate:							
Residential 1-4 family	$ 1,115	$ 0	$ 3,783	$ 4,898	$ 72,369	$ 77,267	$ 348
Commercial	207	0	724	931	273,682	274,613	0
Construction	140	0	2,925	3,065	8,940	12,005	0
Second mortgages	113	0	544	657	13,658	14,315	60
Equity lines of credit	90	0	287	377	31,950	32,327	0
Total mortgage loans on real estate	1,665	0	8,263	9,928	400,599	410,527	408
Commercial loans	275	13	122	410	24,931	25,341	25
Consumer loans	85	22	11	118	13,028	13,146	11
Other	54	7	3	64	22,055	22,119	3
Total	$ 2,079	$ 42	$ 8,399	$ 10,520	$ 460,613	$ 471,133	$ 447

Age Analysis of Past Due Loans at December 31, 2011

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Total Current Loans (1)	Total Loans	Recorded Investment > 90 Days Past Due and Accruing
				(in thousands)			
Mortgage loans on real estate:							
Residential 1-4 family	$ 75	$ 0	$ 627	$ 702	$ 76,886	$ 77,588	$ 0
Commercial	0	0	1,123	1,123	286,985	288,108	510
Construction	148	0	0	148	19,833	19,981	0
Second mortgages	104	0	469	573	15,471	16,044	0
Equity lines of credit	159	0	369	528	33,692	34,220	0
Total mortgage loans on real estate	486	0	2,588	3,074	432,867	435,941	510
Commercial loans	101	0	0	101	34,914	35,015	0
Consumer loans	58	89	2	149	16,892	17,041	2
Other	44	0	5	49	32,281	32,330	5
Total	$ 689	$ 89	$ 2,595	$ 3,373	$ 516,954	$ 520,327	$ 517

(1) For purposes of these tables, Total Current Loans includes loans that are 1 - 29 days past due.

NONACCRUAL LOANS

The Company generally places non-consumer loans in nonaccrual status when the full and timely collection of interest or principal becomes uncertain, part of the principal balance has been charged off and no restructuring has occurred or the loan reaches 90 days past due, unless the credit is well-secured and in the process of collection. Under regulatory rules, consumer loans, which are loans to individuals for household, family and other personal expenditures, and loans secured by 1-4 family residential properties are not required to be placed in nonaccrual status. Although consumer loans and loans secured by 1-4 family residential property are not required to be placed in nonaccrual status, the

Company may place a consumer loan or loan secured by 1-4 family residential property in nonaccrual status, if necessary to avoid a material overstatement of interest income.

Generally, consumer loans not secured by real estate are placed in nonaccrual status only when part of the principal has been charged off. These loans are charged off or written down to the net realizable value of the collateral when deemed uncollectible, due to bankruptcy or other factors, or when they are past due based on loan product, industry practice, terms and other factors.

When management places a loan in nonaccrual status, the accrued unpaid interest receivable is reversed against interest income and the loan is accounted for by the cash or cost recovery method, until it qualifies for return to accrual status or is charged off. Generally, management returns a loan to accrual status if (a) all delinquent interest and principal payments become current under the terms of the loan agreement or (b) the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

The following table presents information about loans in nonaccrual status by class of loan as of the dates indicated:

Nonaccrual Loans by Class

(in thousands)

	As of December 31,	
	2012	2011
Mortgage loans on real estate:		
Residential 1-4 family	$ 3,663	$ 748
Commercial	3,037	6,719
Construction	3,065	0
Second mortgages	484	499
Equity lines of credit	286	368
Total mortgage loans on real estate	10,535	8,334
Commercial loans	97	129
Consumer loans	0	12
Total	$ 10,632	$ 8,475

	Years Ended December 31,	
	2012	2011
Reduction in interest income due to nonaccrual loans	$ 552	$ 847

TROUBLED DEBT RESTRUCTURINGS

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02 "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring" (ASU 2011-02). The Company's loan portfolio includes certain loans that have been modified in a troubled debt restructuring (TDR), where economic concessions have been granted to borrowers who are experiencing financial difficulties. These concessions typically result from the Company's loss mitigation activities and could include reduction in the interest rate below current market rates for the borrower's risk profile, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. A TDR that is on nonaccrual status or is 30 days or more past due is considered to be nonperforming. Beginning with the second quarter of 2012, the Company changed its method for determining when a TDR is considered to be nonperforming. Prior to the second quarter of 2012, the Company classified TDRs as nonperforming at the time of restructure and a TDR could only be returned to performing status after considering the borrower's sustained repayment performance in accordance with the restructured terms for a reasonable period, generally six months. Beginning with the second quarter of 2012, the Company defines a TDR as nonperforming only if the TDR is in nonaccrual status or 30 days or more past due at the report date. The reason for this change is that the Company found that some new TDRs, including those with favorable repayment performance for a reasonable period prior to the restructuring, were being classified as nonperforming solely because six months had not yet passed since the restructuring.

When the Company modifies a loan, management evaluates any possible impairment as stated in the impaired loan section below.

The following table presents TDRs during the period indicated, by class of loan:

Troubled Debt Restructurings by Class
For the Year Ended December 31, 2012
(dollars in thousands)

	Number of Modifications	Recorded Investment Prior to Modification	Recorded Investment After Modification	Current Investment on December 31, 2012
Mortgage loans on real estate:				
Residential 1-4 family	1	$ 93	$ 87	$ 80
Commercial	4	5,548	4,836	4,683
Second mortgages	1	111	145	138
Total	6	$ 5,752	$ 5,068	$ 4,901

Two loans in the table above were given principal reductions. Two loans were given below-market rates for debt with similar risk characteristics. Two loans were given both a principal reduction and a below-market rate. TDRs for the previous year, by class of loan, are presented below.

Troubled Debt Restructurings by Class
For the Year Ended December 31, 2011
(dollars in thousands)

	Number of Modifications	Recorded Investment Prior to Modification	Recorded Investment After Modification	Current Investment on December 31, 2011
Mortgage loans on real estate:				
Residential 1-4 family	1	$ 175	$ 175	$ 174
Commercial	3	4,102	3,083	3,012
Total mortgage loans on real estate	4	4,277	3,258	3,186
Consumer loans	1	19	19	18
Total	5	$ 4,296	$ 3,277	$ 3,204

The residential 1-4 family TDR was given an interest rate below the current market rate for customers with similar risk profiles. The three commercial real estate TDRs were given principal reductions totaling $1.0 million. The consumer loan was originally a residential 1-4 family loan where the Bank allowed a short sale of the collateral. The balance remaining on the loan after the short sale was restructured into a consumer, unsecured loan. The financial effects of these modifications cannot be determined due to the fact that these loans would not have been made if the loans had not been restructurings of troubled loans already on the Company's books.

The Company had no TDRs default within twelve months of restructuring during 2011 or 2012.

IMPAIRED LOANS

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans and loans modified in a TDR. When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, except when the sole or remaining source of repayment for the loan is the operation or liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs, when foreclosure is probable, instead of the discounted cash flows. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is in nonaccrual status, all payments are applied to principal under the cost-recovery method. For financial statement purposes, the recorded investment in the loan is the actual principal balance reduced by payments that would otherwise have been applied to interest. When reporting information on these loans to the applicable customers, the unpaid principal balance is reported as if payments were applied to principal and interest under the original terms of the loan agreements. Therefore, the unpaid principal balance reported to the customer would be higher than the recorded investment in the loan for financial statement purposes. When the ultimate collectability of the total principal of the impaired loan is not in doubt and the loan is in nonaccrual status, contractual interest is credited to interest income when received under the cash-basis method.

The following table includes the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable, as of the dates presented. Also presented are the average recorded investments in the impaired loans and the related amount of interest recognized for the periods presented. The average balances are calculated based on daily average balances.

Impaired Loans by Class
(in thousands)

	As of December 31, 2012				For the year ended December 31, 2012	
		Recorded Investment				
	Unpaid Principal Balance	Without Valuation Allowance	With Valuation Allowance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
Mortgage loans on real estate:						
Residential 1-4 family	$ 4,100	$ 681	$ 3,235	$ 226	$ 2,354	$ 136
Commercial	12,459	3,741	5,817	180	10,151	242
Construction	3,782	3,064	0	0	3,320	(9)
Second mortgages	695	583	47	5	542	12
Equity lines of credit	370	286	0	0	391	(2)
Total mortgage loans on real estate	$ 21,406	$ 8,355	$ 9,099	$ 411	$ 16,758	$ 379
Commercial loans	117	0	97	33	104	(14)
Consumer loans	17	17	0	0	26	1
Total	$ 21,540	$ 8,372	$ 9,196	$ 444	$ 16,888	$ 366

Impaired Loans by Class
(in thousands)

	As of December 31, 2011				For the year ended December 31, 2011	
		Recorded Investment				
	Unpaid Principal Balance	Without Valuation Allowance	With Valuation Allowance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
Mortgage loans on real estate:						
Residential 1-4 family	$ 486	$ 391	$ 91	$ 6	$ 3,753	$ 554
Commercial	8,263	4,734	3,371	968	8,911	456
Construction	0	0	0	0	0	0
Second mortgages	520	250	258	31	603	24
Equity lines of credit	371	369	0	0	392	21
Total mortgage loans on real estate	$ 9,640	$ 5,744	$ 3,720	$ 1,005	$ 13,659	$ 1,055
Commercial loans	142	19	110	23	130	2
Total	$ 9,782	$ 5,763	$ 3,830	$ 1,028	$ 13,789	$ 1,057

MONITORING OF LOANS AND EFFECT OF MONITORING FOR THE ALLOWANCE FOR LOAN LOSSES

Loan officers are responsible for continual portfolio analysis and prompt identification and reporting of problem loans, which includes assigning a risk grade to each applicable loan at its origination and revising such grade as the situation dictates. Loan officers maintain frequent contact with borrowers, which should enable the loan officer to identify potential problems before other personnel. In addition, meetings with loan officers and upper management are held to discuss problem loans and review risk grades. Nonetheless, in order to avoid over-reliance upon loan officers for problem loan identification, the Company's loan review system provides for review of loans and risk grades by individuals who are independent of the loan approval process. Risk grades and historical loss rates by risk grades are used as a component of the calculation of the allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Company has segmented certain loans in the portfolio by product type. Loans are segmented into the following pools: commercial, real estate-construction, real estate-mortgage, consumer and other loans. The Company also sub-segments the real estate-mortgage segment into four classes: residential 1-4 family, commercial real estate, second mortgages and equity lines of credit. The Company uses an internally developed risk evaluation model in the estimation of the credit risk process. The model and assumptions used to determine the allowance are independently validated and reviewed to ensure that the theoretical foundation, assumptions, data integrity, computational processes and reporting practices are appropriate and properly documented.

Each portfolio segment has risk characteristics as follows:

- Commercial: Commercial loans carry risks associated with the successful operation of a business or project, in addition to other risks associated with the ownership of a business. The repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.
- Real estate-construction: Construction loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may at any point in time be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be the loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.
- Real estate-mortgage: Residential mortgage loans and equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral. Commercial real estate loans carry risks associated with the successful operation of a business if owner occupied. If non-owner occupied, the repayment of these loans may be dependent upon the profitability and cash flow from rent receipts.
- Consumer loans: Consumer loans carry risks associated with the continued credit-worthiness of the borrowers and the value of the collateral. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.
- Other loans: Other loans are loans to mortgage companies, loans for purchasing or carrying securities, and loans to insurance, investment and finance companies. These loans carry risks associated with the successful operation of a business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time, may depend on interest rates or may fluctuate in active trading markets.

To determine the balance of the allowance account for each segment of the loan portfolio, management pools each segment by risk grade individually and applies a historical loss percentage. At December 31, 2012 and December 31, 2011, the historical loss percentage was based on losses sustained in each segment of the portfolio over the previous eight quarters.

Management also provides an allocated component of the allowance for loans that are classified as impaired. An allocated allowance is established when the discounted value of future cash flows from the impaired loan (or the collateral value or observable market price of the impaired loan) is lower than the carrying value of that loan.

Based on credit risk assessments and management's analysis of qualitative factors, additional loss factors are applied to loan balances. These additional qualitative factors include: economic conditions, trends in growth, concentrations, changes in certain loans, changes in underwriting, changes in management and changes in the legal and regulatory environment.

The Company implemented two changes to the qualitative factors component of its allowance for loan loss in the second quarter of 2012. These changes were made to the allocations for the qualitative factors for economic conditions and for collateral-dependent loans.

The allocation for the qualitative factor for economic conditions for June 30, 2012 and subsequent quarters was decreased as compared to the same allocation at March 31, 2012 and December 31, 2011. This decrease is due to a decrease in the allocation for pass rated loans. Management does not believe that losses in the near future will be equal to or greater than the losses in the current eight-quarter historical loss average, and accordingly believes the majority of the risk within the loan portfolio has been properly reflected in the quantitative historical loss component. In the historical loss component of the allowance, the actual loan loss experience for pass-rated loans is overridden by using the loss experience for the entire loan portfolio. This method includes the OAEM and substandard rated credits which are already accounted for in their own respective allocations, which results in pass rated loans being associated with a greater loss experience than management believes is likely to occur. Because management believes the consequences of recent negative economic conditions have already been accounted for in the historical loss component and believes the historical loss component already includes a conservative allocation with respect to pass-rated loans, management has determined that a decrease in the adjustment for economic conditions appropriately reflects the risk in the loan portfolio. In management's opinion, to increase the loss allocation for pass-rated loans in the qualitative factors component in addition to the conservative allocation in the history loss component would be excessive. Since the purpose of the qualitative factors is to provide for losses that are not accounted for in the historical loss and impaired loan components of the allowance, the loss allocation for pass-rated loans in the qualitative factor component was reduced.

The allocation for the qualitative factor for collateral dependent loans also decreased as of June 30, 2012 as compared to the same allocation at March 31, 2012 and December 31, 2011. Management implemented a new strategy in the recognition of risk in the collateral-dependent loan component of the qualitative factors. Management believes that risk in the existing collateral-dependent loans is concentrated in the OAEM and substandard risk grades and that the risk of pass rated loans becoming collateral-dependent within the next six to twelve months is extremely low. In addition, the sharp declines in the market value of real estate seen in past years have begun to level off in 2012. The value of collateral-dependent loans is therefore less likely to be subject to reductions. The allocation for this qualitative factor was increased in the past due to uncertainty in the market; with the real estate market beginning to stabilize, management believes that a smaller allocation is acceptable.

The Company implemented one change to the qualitative factors component of its allowance for loan loss in the third quarter of 2012. This change was made to the allocations for the qualitative factors for changes in past due loans, nonaccrual loans and loans risk rated substandard or doubtful. The allocation was increased to account for increases in past due and nonaccrual loans in the real estate categories, as seen in the tables above under "Age Analysis of Past Due Loans by Class."

THE COMPANY'S ESTIMATION PROCESS

The allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. Management's estimate is based on certain observable, historical data that management believes are most reflective of the underlying credit losses being estimated. In addition, impaired loans are separately identified for evaluation and are measured based on the present value of expected future cash flows, the observable market price of the loans or the fair value of the collateral. Also, various qualitative factors are applied to each segment of the loan portfolio.

ALLOWANCE FOR LOAN LOSSES BY SEGMENT

The total allowance reflects management's estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Company considers the allowance for loan losses of $7.3 million adequate to cover loan losses inherent in the loan portfolio at December 31, 2012.

The following table presents, by portfolio segment, the changes in the allowance for loan losses and the recorded investment in loans for the periods presented. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

ALLOWANCE FOR LOAN LOSSES AND RECORDED INVESTMENT IN LOANS
(in thousands)

For the Twelve Months Ended December 31, 2012	Commercial	Real Estate - Construction	Real Estate - Mortgage	Consumer	Other	Total
Allowance for Loan Losses:						
Balance at the beginning of period	$ 1,011	$ 323	$ 6,735	$ 300	$ 129	$ 8,498
Charge-offs	(138)	(831)	(2,554)	(259)	(187)	(3,969)
Recoveries	67	30	162	70	66	395
Provision for loan losses	(263)	665	1,836	93	69	2,400
Ending balance	$ 677	$ 187	$ 6,179	$ 204	$ 77	$ 7,324
Ending balance individually evaluated for impairment	$ 33	$ 0	$ 411	$ 0	$ 0	$ 444
Ending balance collectively evaluated for impairment	644	187	5,768	204	77	6,880
Ending balance	$ 677	$ 187	$ 6,179	$ 204	$ 77	$ 7,324
Loan Balances:						
Ending balance individually evaluated for impairment	$ 97	$ 3,064	$ 14,390	$ 17	$ 0	$ 17,568
Ending balance collectively evaluated for impairment	25,244	8,941	384,132	13,129	22,119	453,565
Ending balance	$ 25,341	$ 12,005	$ 398,522	$ 13,146	$ 22,119	$ 471,133

ALLOWANCE FOR LOAN LOSSES AND RECORDED INVESTMENT IN LOANS
(in thousands)

Year ended December 31, 2011	Commercial	Real Estate - Construction	Real Estate - Mortgage	Consumer	Other	Total
Allowance for Loan Losses:						
Balance at beginning of year	$ 799	$ 441	$ 11,498	$ 357	$ 133	$ 13,228
Charge-offs	(942)	0	(7,822)	(333)	(210)	(9,307)
Recoveries	141	0	575	102	59	877
Provision for loan losses	1,013	(118)	2,484	174	147	3,700
Ending balance	$ 1,011	$ 323	$ 6,735	$ 300	$ 129	$ 8,498
Ending balance individually evaluated for impairment	$ 23	$ 0	$ 1,005	$ 0	$ 0	$ 1,028
Ending balance collectively evaluated for impairment	988	323	5,730	300	129	7,470
Ending balance	$ 1,011	$ 323	$ 6,735	$ 300	$ 129	$ 8,498
Loan Balances:						
Ending balance individually evaluated for impairment	$ 129	$ 0	$ 9,464	$ 0	$ 0	$ 9,593
Ending balance collectively evaluated for impairment	34,886	19,981	406,496	17,041	32,330	510,734
Ending balance	$ 35,015	$ 19,981	$ 415,960	$ 17,041	$ 32,330	$ 520,327

CHANGES IN ACCOUNTING METHODOLOGY

There were no changes in the Company's accounting methodology for the allowance for loan losses during the year ended December 31, 2012.

NOTE 5. Foreclosed Assets

The Company holds certain parcels of real estate due to completed foreclosure proceedings on defaulted loans. An analysis of the balance in foreclosed assets is as follows:

	Years Ended December 31,	
	2012	2011
	(in thousands)	
Balance at beginning of year	$ 11,241	$ 13,572
Foreclosed properties acquired	850	2,741
Other additions to foreclosed properties	85	0
Properties sold	(3,732)	(5,072)
Balance at end of year	$ 8,444	$ 11,241

Other additions to foreclosed properties in the table above include the payoff of a first mortgage at another institution and capital improvements on existing properties.

Foreclosed assets are presented net of a valuation allowance for losses. An analysis of the valuation allowance on foreclosed assets is as follows:

	Years Ended December 31,	
	2012	2011
	(in thousands)	
Balance at beginning of year	$ 1,851	$ 2,124
Additions and write-downs	473	942
Reductions due to sales	(454)	(1,215)
Balance at end of year	$ 1,870	$ 1,851

Expenses applicable to foreclosed assets include the following:

	Years Ended December 31,	
	2012	2011
	(in thousands)	
Net loss (gain) on sales of real estate	$ 304	$ 471
Provision for losses (direct writedowns)	473	942
Operating expenses, net of income*	345	477
Total Expenses	$ 1,122	$ 1,890

* included in other operating income and other operating expense

NOTE 6, Premises and Equipment

At December 31, premises and equipment consisted of:

	2012	2011
	(in thousands)	
Land	$ 7,804	$ 7,804
Buildings	25,262	25,208
Construction in process	4,306	1,228
Leasehold improvements	866	858
Furniture, fixtures and equipment	17,266	16,947
	55,504	52,045
Less accumulated depreciation and amortization	22,976	21,781
	$ 32,528	$ 30,264

The majority of the increase in construction in process is due to continuing work on the Company's new corporate headquarters as discussed in the subsequent events section of Note 1 to the Consolidated Financial Statements of this annual report on Form 10-K.

Depreciation expense for the years ended December 31, 2012 and 2011 amounted to $1.9 and $1.8 million, respectively.

The Company has noncancellable leases on premises and equipment expiring at various dates, not including extensions, to the year 2017. Certain leases provide for increased annual payments based on increases in real estate taxes and the Consumer Price Index.

The total approximate minimum rental commitment at December 31, 2012 under noncancellable leases is $481 thousand which is due as follows (in thousands):

2013	$	193
2014		172
2015		101
2016		10
2017		5
Total	$	481

The aggregate rental expense of premises and equipment was $294 thousand and $286 thousand for 2012 and 2011, respectively.

NOTE 7, Deposits

The aggregate amount of time deposits in denominations of $100 thousand or more at December 31, 2012 and 2011 was $137.6 million and $125.7 million, respectively. As of December 31, 2012, no single customer relationship exceeded 5 percent of total deposits.

At December 31, 2012, the scheduled maturities of time deposits (in thousands) are as follows:

2013	$	127,736
2014		88,841
2015		55,083
2016		19,207
2017		17,956
	$	308,823

NOTE 8, Short Term and Long Term Borrowings

The Company's short-term borrowing sources include federal funds purchased and overnight repurchase agreements. The Company had no federal funds purchased on December 31, 2012 or 2011. Overnight repurchase agreements, which totaled $35.9 million and $35.0 million as of December 31, 2012 and 2011, respectively, are classified as secured borrowings that generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

As of December 31, 2012, five customer relationships exceeded 5 percent of total repurchase agreements, with a combined outstanding balance of $28.1 million, or 75.41% of total repurchase agreements.

The Company's long-term debt at December 31, 2012 and 2011 consisted of fixed-rate FHLB advances. The FHLB advances are secured by a blanket lien on qualified 1 – 4 family residential real estate loans. These pledged loans totaled $64.5 million at December 31, 2012. While the Company can elect to prepay its FHLB advance, it would be subject to a prepayment penalty equal to the cost to the FHLB to unwind the underlying hedge plus an administrative fee. Therefore, the Company currently does not intend to prepay its FHLB advance.

The contractual maturities of long-term debt are as follows:

	December 31,				
	2012			2011	
	Fixed Rate	Total	Weighted Avg Rate	Fixed Rate	Weighted Avg Rate
	(in thousands)			(in thousands)	
Due in 2012	N/A	N/A	N/A	$ 10,000	4.74%
Due in 2016	25,000	25,000	4.83%	25,000	4.83%
Total long-term debt	$ 25,000	$ 25,000	4.83%	$ 35,000	4.80%

NOTE 9, Stock Option Plan

On March 9, 2008, the Company's 1998 stock option plan expired. At December 31, 2012, options to purchase 156,960 shares of common stock granted under the stock option plan were outstanding. The exercise price of each option equals the market price of the Company's common stock on the date of the grant, and an option's maximum term is ten years.

Stock option plan activity for the year ended December 31, 2012 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2012	165,710	$ 21.64		
Granted	0	0		
Exercised	0	0		
Canceled or expired	(8,750)	21.67		
Options outstanding, December 31, 2012	156,960	$ 21.63	3.46	$ 0
Options exercisable, December 31, 2012	156,960	$ 21.63	3.46	$ 0

The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2012.This amount changes based on changes in the market value of the Company's stock.

As of December 31, 2012, the outstanding options had no intrinsic value because the exercise prices of all outstanding options were above the market value of a share of the Company's common stock.

No options were exercised during the year ended December 31, 2012. No in-the-money options were exercised during the year ended December 31, 2011. However, six option-holders chose to exercise options where the option price was greater than the current market value. Proceeds from these exercises were $284 thousand in 2011.

As of December 31, 2012, all outstanding stock options were fully vested and there was no unrecognized stock-based compensation expense. Stock compensation expense was $82 thousand and $110 thousand during the years ended December 31, 2012 and 2011.

Information pertaining to options outstanding at December 31, 2012 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 23.83	65,750	1.60	$ 23.83	65,750	$ 23.83
20.05	91,210	4.79	20.05	91,210	20.05
	156,960	3.46	$ 21.63	156,960	$ 21.63

NOTE 10, Stockholders' Equity and Earnings per Common Share

OTHER COMPREHENSIVE INCOME

The following table presents the changes in accumulated other comprehensive income, by category, net of tax:

	Unrealized Gains (Losses) on Securities	Defined Benefit Pension Plans	Accumulated Other Comprehensive Income (Loss)
		(in thousands)	
Balance at December 31, 2010	$ (926)	$ (1,643)	$ (2,569)
Net change for the year ended December 31, 2011	2,452	(232)	2,220
Balance at December 31, 2011	1,526	(1,875)	(349)
Net change for the year ended December 31, 2012	466	(309)	157
Balance at December 31, 2012	1,992	(2,184)	(192)

EARNINGS PER COMMON SHARE

Earnings per common share has been computed based on the following:

	Years Ended December 31, 2012	2011
	(in thousands)	
Net Income applicable to common stock	$ 4,187	$ 3,290
Average number of common shares outstanding	4,959	4,952
Effect of dilutive options	0	0
Average number of common shares outstanding used to calculate diluted earnings per common share	4,959	4,952

The Company did not include an average of 161 thousand and 191 thousand potential common shares attributable to outstanding stock options in the diluted earnings per share calculation for 2012 and 2011, respectively, because they were antidilutive.

NOTE 11, Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal shareholders, executive officers and directors and their affiliates. These loans were made on substantially the same terms and conditions, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management and the Company's board of directors, do not involve more than normal risk or present other unfavorable features. None of the principal shareholders, executive officers or directors had direct or indirect loans exceeding 10 percent of stockholders' equity at December 31, 2012.

Annual activity consisted of the following:

	2012	2011
	(in thousands)	
Balance, beginning of year	$ 2,048	$ 2,193
Additions	0	946
Reductions	(146)	(1,091)
Balance, end of year	$ 1,902	$ 2,048

Deposits from related parties held by the Company at December 31, 2012 and 2011 amounted to $13.4 million and $18.5 million, respectively. One member of the Company's Board of Directors is an attorney and was assigned $10.9 million of settlement funds in 2010 which were deposited at the Company. These funds were partially disbursed in 2011 and 2012, and will continue to disburse over the next few years as court approval is obtained. Undisbursed funds at December 31, 2012 totaled $763 thousand.

NOTE 12. Income Taxes

The components of income tax expense for the current and prior year-ends are as follows:

	2012	2011
	(in thousands)	
Current tax expense (benefit)	$ 1,002	$ (1,031)
Deferred tax expense (benefit)	(7)	2,094
Reported tax expense	$ 995	$ 1,063

A reconciliation of the expected federal income tax expense on income before income taxes with the reported income tax expense for the same periods follows:

	Years Ended December 31,	
	2012	2011
	(in thousands)	
Expected tax expense (34%)	$ 1,762	$ 1,480
Interest expense on tax-exempt assets	14	7
Tax credit for investment	(95)	(82)
Tax-exempt interest	(272)	(100)
Bank-owned life insurance	(455)	(280)
Other, net	41	38
Reported tax expense	$ 995	$ 1,063

The effective tax rates for 2012 and 2011 were 19.2% and 24.4%, respectively.

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31,	
	2012	2011
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,490	$ 2,889
Interest on nonaccrual loans	325	101
Foreclosed assets	924	899
Pension - other comprehensive income	1,125	966
Bank owned life insurance benefit	99	91
Charitable contributions carried forward	64	97
Unexercised nonqualified options	36	32
Other	12	0
	$ 5,075	$ 5,075
Deferred tax liabilities:		
Depreciation	$ (763)	$ (741)
Accretion of discounts on securities	0	(2)
Deferred loan fees and costs	(267)	(291)
Pension	(753)	(914)
Net unrealized gains on securities available-for-sale	(1,026)	(786)
Other	0	(1)
	(2,809)	(2,735)
Net deferred tax assets	$ 2,266	$ 2,340

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2009.

The last IRS examination was conducted in 2009 on the Company's U.S. income tax return for 2008.

NOTE 13, Pension Plan

The Company provides pension benefits for eligible participants through a non-contributory defined-benefit pension plan. The plan was frozen effective September 30, 2006; therefore no additional participants have been or will be added to the plan since such date.

Information pertaining to the activity in the plan, using a measurement date of December 31, is as follows:

	Years ended December 31, 2012	2011
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 5,875	$ 5,896
Service cost	0	0
Interest cost	289	305
Benefits paid	(852)	(572)
Actuarial loss	950	246
Benefit obligation at end of year	$ 6,262	$ 5,875
Change in plan assets		
Fair value of plan assets at beginning of year	$ 5,721	$ 6,156
Actual return on plan assets	299	137
Employer contribution	0	0
Benefits paid	(852)	(572)
Fair value of plan assets at end of year	$ 5,168	$ 5,721
Funded Status at end of year	$ (1,094)	$ (154)
Amounts recognized in the consolidated balance sheets at December 31,		
Accrued pension liability	$ (1,094)	$ (154)
Amounts recognized in other comprehensive income (loss)		
Loss	$ 3,309	$ 2,842
Deferred taxes	(1,125)	(966)
Net loss	$ 2,184	$ 1,876
Accumulated benefit obligation	**$ 6,262**	**$ 5,875**

Assumptions used to determine the benefit obligations at December 31,	2012	2011
Discount rate	4.10%	5.00%

Components of net periodic pension cost	Years ended December 31, 2012	2011
	(in thousands)	
Interest cost	$ 289	$ 305
Expected return on plan assets	(371)	(418)
Amortization of unrecognized loss	262	175
Preliminary Net periodic pension cost	180	62
Settlement/Curtailment Expense	292	0
Net Periodic Pension Cost	$ 472	$ 62
Components of other amounts recognized in other comprehensive income		
Net actuarial loss	$ 1,022	$ 527
Settlement loss	(292)	0
Amortization of actuarial loss	(262)	(175)
Total recognized in other comprehensive income	$ 468	$ 352
Total recognized in net periodic benefit cost and other comprehensive income	$ 940	$ 414

The estimated net loss for the pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year is $196 thousand.

	Years ended December 31,	
Weighted-average assumptions used to determine net periodic pension cost	2012	2011
Discount rate	5.00%	5.30%
Expected long-term rate of return on plan assets	7.00%	7.00%

The overall expected long-term rate of return on plan assets was determined based on the current asset allocation and the related volatility of those investments.

The Company's overall investment strategy is growth with income. The emphasis of the objective is on both capital appreciation and income. The portfolio contains a blend of securities expected to grow in value over the long term and those expected to produce income. Moderate market value volatility is expected.

The pension plan invests primarily in large and mid-cap equities and government and corporate bonds, with the following target allocations: equities 55 percent, fixed income 40 percent and cash 5 percent. The pension plan has a very small investment in emerging markets equity mutual funds, representing approximately 1 percent of the total account value.

Fair value is discussed in detail in Note 15. The fair value of the Company's pension plan assets by asset category are as follows:

	Assets at Fair Value as of December 31, 2012 (in thousands)			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 356	$ 0	$ 0	$ 356
Mutual Funds	35	0	0	35
Common Stock	2,846	0	0	2,846
Corporate bonds	0	1,931	0	1,931
Total assets at fair value	$ 3,237	$ 1,931	$ 0	$ 5,168

	Assets at Fair Value as of December 31, 2011 (in thousands)			
Asset Category	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 311	$ 0	$ 0	$ 311
U.S. Government securities	100	0	0	100
Mutual Funds	123	0	0	123
Common Stock	3,232	0	0	3,232
Corporate bonds	0	1,955	0	1,955
Total assets at fair value	$ 3,766	$ 1,955	$ 0	$ 5,721

The Company did not contribute to the pension plan in 2012 or 2011. Management has not determined at this time the amount, if any, it will contribute to the plan for the year ending December 31, 2013.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows (in thousands):

2013	$ 238
2014	244
2015	300
2016	229
2017	435
Thereafter	2,119
Total	$ 3,565

401(K) PLAN
The Company has a 401(k) Plan in which substantially all employees are eligible to participate. Employees may contribute to the plan subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100 percent of the first 4 percent of an employee's compensation contributed to the plan. Matching contributions vest to the employee immediately. The Company may make profit sharing contributions to the plan as determined by the Board of Directors. Profit sharing contributions vest to the employee over a six-year period. For the years ended December 31, 2012 and 2011, expense attributable to the plan amounted to $646 thousand and $530 thousand, respectively.

NOTE 14. Commitments and Contingencies

CREDIT-RELATED FINANCIAL INSTRUMENTS
The Company is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following financial instruments whose contract amounts represent credit risk were outstanding at December 31:

	2012	2011
	(in thousands)	
Commitments to extend credit:		
Home equity lines of credit	$ 31,247	$ 29,686
Commercial real estate, construction and development loans committed but not funded	12,524	8,662
Other lines of credit (principally commercial)	59,330	45,678
Total	$ 103,101	$ 84,026
Letters of credit	$ 5,145	$ 2,466

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extensions of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are not collateralized and usually do not contain a specified maturity date, and ultimately may or may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year, with the exception of two letters of credit which expire in 2014. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various collateral supporting those commitments for which collateral is deemed necessary.

LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, have no material effect on the Company's Consolidated Financial Statements.

NOTE 15. Fair Value Measurements

DETERMINATION OF FAIR VALUE

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the "Fair Value Measurements and Disclosures" topics of FASB ASU 2010-06 and FASB ASU 2011-04, the fair value of a financial instrument is the price that would be received in the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value can be a reasonable point within a range that is most representative of fair value under current market conditions.

In estimating the fair value of assets and liabilities, the Company relies mainly on two models. The first model, used by the Company's bond accounting company, determines the fair value of securities. Securities are priced based on an evaluation of observable market data, including benchmark yield curves, reported trades, broker/dealer quotes, and issuer spreads. Pricing is also impacted by credit information about the issuer, perceived market movements, and current news events impacting the individual sectors. For assets other than securities and all liabilities, fair value is determined using the Company's asset/liability modeling software. The software uses current yields, anticipated yield changes, and estimated duration of assets and liabilities to calculate fair value.

In accordance with ASC 820, "Fair Value Measurements and Disclosures," the Company groups its financial assets and financial liabilities generally measured at fair value into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

Debt and equity securities with readily determinable fair values are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's available-for-sale securities are considered to be Level 2 securities.

The following table presents the balances of certain assets measured at fair value on a recurring basis as of the dates indicated:

		Fair Value Measurements at December 31, 2012 Using (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities				
Obligations of U.S. Government agencies	$ 37,088	$ 0	$ 37,088	$ 0
Obligations of state and political subdivisions	43,774	0	43,774	0
Mortgage-backed securities	247,355	0	247,355	0
Money market investments	541	0	541	0
Corporate Bonds	698	0	698	0
Total available-for-sale securities	$ 329,456	$ 0	$ 329,456	$ 0

		Fair Value Measurements at December 31, 2011 Using (in thousands)		
Description	Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities				
U.S. Treasury securities	$ 250	$ 0	$ 250	$ 0
Obligations of U.S. Government agencies	119,554	0	119,554	0
Obligations of state and political subdivisions	12,261	0	12,261	0
Mortgage-backed securities	103,228	0	103,228	0
Money market investments	1,306	0	1,306	0
Total available-for-sale securities	$ 236,599	$ 0	$ 236,599	$ 0

ASSETS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

Under certain circumstances, adjustments are made to the fair value for assets and liabilities although they are not measured at fair value on an ongoing basis.

Impaired loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of fair value and loss associated with impaired loans can be based on either the observable market price of the loan, the fair value of the collateral securing the loan, or the present value of the loan's expected future cash flows. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable, with the vast majority of the collateral in real estate

The value of real estate collateral is determined utilizing an income, market, or cost valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company. In the case of loans with lower balances, the Company may instead obtain a real estate evaluation instead of an appraisal. Evaluations utilize many of the same techniques as appraisals, and are typically performed by independent appraisers. Once received, appraisals and evaluations are reviewed by trained staff independent of the lending function to verify consistency and reasonability. Appraisals and evaluations are based on significant unobservable inputs, including but not limited to: adjustments made to comparable properties, judgments about the condition of the subject property, the availability and suitability of comparable properties, capitalization rates, projected income of the subject or comparable properties, vacancy rates, projected depreciation rates, and the state of the local and regional economy. The Company may also elect to make additional reductions in the collateral value based on management's best judgment, which represents another source of unobservable inputs. Because of the subjective nature of collateral valuation, impaired loans are considered Level 3.

Impaired loans may be secured by collateral other than real estate. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). If a loan is not collateral-dependent, its impairment may be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate. Because the loan is discounted at its effective rate of interest, rather than at a market rate, the loan is not considered to be held at fair value and is not included in the tables below. Collateral-dependent impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as part of the provision for loan losses on the Consolidated Statements of Income.

Foreclosed assets

Loans are transferred to foreclosed assets when the collateral securing them is foreclosed on. The measurement of loss associated with foreclosed assets is based on the fair value of the collateral compared to the unpaid loan balance and anticipated costs to sell the property. If there is a contract for the sale of a property, and management reasonably believes the transaction will be consummated in accordance with the terms of the contract, fair value is based on the sale price in that contract (Level 1). If management has recent information about the sale of identical properties, such as when selling multiple condominium units on the same property, the remaining units would be valued based on the observed market data (Level 2). Lacking either a contract or such recent data, management would obtain an appraisal or evaluation of the value of the collateral as discussed above under Impaired Loans (Level 3). After the asset has been booked, a new appraisal or evaluation is obtained when management has reason to believe the fair value of the property may have changed and no later than two years after the last appraisal or evaluation was received. Any fair value adjustments to foreclosed assets are recorded in the period incurred and expensed against current earnings.

The following table presents the assets carried on the consolidated balance sheets for which a nonrecurring change in fair value has been recorded. Assets are shown by class of loan and by level in the fair value hierarchy, as of the dates indicated. Certain impaired loans are valued by the present value of the loan's expected future cash flows, discounted at the interest rate of the loan rather than at a market rate. These loans are not carried on the consolidated balance sheets at fair value and as such, are not included in the table below.

		Carrying Value at December 31, 2012 Using (in thousands)		
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans				
Mortgage loans on real estate:				
Residential 1-4 family	$ 3,009	$ 0	$ 0	$ 3,009
Commercial	2,271	0	0	2,271
Second mortgages	42	0	0	42
Total mortgage loans on real estate	$ 5,322	$ 0	$ 0	$ 5,322
Commercial loans	64	0	0	64
Total	$ 5,386	$ 0	$ 0	$ 5,386
Foreclosed assets				
Residential 1-4 family	$ 676	$ 0	$ 0	$ 676
Commercial	2,094	0	0	2,094
Construction	3,804	0	0	3,804
Total	$ 6,574	$ 0	$ 0	$ 6,574

		Carrying Value at December 31, 2011 Using (in thousands)		
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Impaired loans				
Mortgage loans on real estate:				
Residential 1-4 family	$ 85	$ 0	$ 0	$ 85
Commercial	2,403	0	0	2,403
Second mortgages	227	0	0	227
Total mortgage loans on real estate	$ 2,715	$ 0	$ 0	$ 2,715
Commercial loans	87	0	0	87
Total	$ 2,802	$ 0	$ 0	$ 2,802
Foreclosed assets				
Residential 1-4 family	$ 3,650	$ 0	$ 0	$ 3,650
Commercial	1,771	0	0	1,771
Construction	3,969	0	0	3,969
Total	$ 9,390	$ 0	$ 0	$ 9,390

The following table displays quantitative information about Level 3 Fair Value Measurements as of the date indicated (dollars in thousands):

		Quantitative Information About Level 3 Fair Value Measurements		
Description	Fair Value at December 31, 2012 (in thousands)	Valuation Techniques	Unobservable Input	Range (Average)
Impaired loans				
Residential 1-4 family real estate	3,009	Market comparables	Differences in comparables	0% - 5% (5%)
			Selling costs	4.75% - 6% (6%)
Commercial real estate	2,271	Market comparables	Selling costs	0% - 6% (4%)
Second mortgages	42	Market comparables	Selling costs	6%
Commercial loans	64	Market comparables	Differences in comparables	25%
Foreclosed assets				
Residential 1-4 family	676	Market comparables	Selling costs	6% - 10% (6%)
Commercial	2,094	Market comparables	Selling costs	6% - 10% (6%)
Construction	3,804	Market comparables	Selling costs	6% - 10% (6%)

ASC 825, "Financial Instruments," requires disclosure about fair value of financial instruments and excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments not discussed above:

CASH AND CASH EQUIVALENTS
The carrying amounts of cash and short-term instruments, including interest-bearing due from banks, approximate fair values.

RESTRICTED SECURITIES
The restricted security category is comprised of FHLB and Federal Reserve Bank stock. These stocks are classified as restricted securities because their ownership is restricted to certain types of entities and they lack a market. When the FHLB or Federal Reserve Bank repurchases stock, they repurchase at the stock's book value. Therefore, the carrying amounts of restricted securities approximate fair value.

LOANS RECEIVABLE
The fair value of a loan is based on its interest rate in relation to its risk profile, in comparison to what an investor could earn on a different investment with a similar risk profile. Variations in risk tolerance between lenders, and thus in risk pricing, can result in the same loan being priced differently at different institutions. A bank's experience with the type of lending (such as commercial real estate) can also impact its assessment of the riskiness of a loan. A comprehensive picture of competitors' rates in relation to borrower risk profiles is not available. Since the rate and risk profile are the primary factors in determining the fair value of a loan, both of which are unobservable in the market, the Company classifies loans as Level 3 in the fair value hierarchy. Instead, the Company uses a model which estimates market value based on the loan's interest rate (regardless of its risk level) and rates for debt of similar maturities where market data is available. Fair values for non-performing loans are estimated as described above.

BANK-OWNED LIFE INSURANCE
Bank-owned life insurance represents insurance policies on certain officers and former officers of the Company. The cash value of the policies is estimated using information provided by the insurance carrier. The insurance carrier uses actuarial data to estimate the value of each policy, based on the age and health of the insured relative to other individuals about whom the carrier has information. Health information can be broken down into quantitative, observable inputs, such as smoking habits, blood pressure, and weight, which, along with the insured's age, can be compared to observable data the insurance carrier has available. The carrier can then estimate the cash value of each policy. Since

the cash value represents the amount of cash the Company would receive when the policies are paid, the cash value closely approximates the fair value of the policies. Accordingly, bank-owned life insurance is classified as Level 2.

DEPOSIT LIABILITIES

The fair value of demand deposits, savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposits is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. Information about the rates paid by other institutions for deposits of similar terms is readily available, and rates are mainly influenced by the term of the deposit itself. As a result, fair value calculations are based on observable inputs, and are classified as Level 2.

SHORT-TERM BORROWINGS

The carrying amounts of federal funds purchased, overnight repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Since the contractual terms of these borrowings provide all information necessary to calculate the amounts that will be due at maturity, these liabilities are classified as Level 2.

LONG-TERM BORROWINGS

The fair values of the Company's long-term borrowings are estimated based on the current cost to repay the debt in full, discounted to current values and including any prepayment penalties that may apply. As the contractual terms of the borrowing provide all the necessary inputs for this calculation, long-term borrowings are classified as Level 2.

ACCRUED INTEREST

The calculation of accrued interest is based on readily observable information, such as the rate and term of the underlying asset or liability. Since these amounts are expected to be realized quickly (generally within 30 to 90 days), the carrying value approximates fair value and is classified as Level 2.

COMMITMENTS TO EXTEND CREDIT AND IRREVOCABLE LETTERS OF CREDIT

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2012 and December 31, 2011, the fair value of fees charged for loan commitments and irrevocable letters of credit was immaterial.

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments as of the dates indicated are as follows:

	Carrying Value	Fair Value Measurements at December 31, 2012 Using (in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and cash equivalents	$ 42,317	$ 42,317	$ 0	$ 0
Securities available-for-sale	329,456	0	329,456	0
Securities held-to-maturity	570	0	574	0
Restricted securities	2,562	0	2,562	0
Loans, net of allowances for loan losses	463,809	0	0	466,492
Bank owned life insurance	21,824	0	21,824	0
Accrued interest receivable	2,420	0	2,420	0
Liabilities				
Deposits	$ 753,816	$ 0	$ 757,923	$ 0
Overnight repurchase agreements	35,946	0	35,946	0
Term repurchase agreements	1,280	0	1,282	0
Federal Home Loan Bank advances	25,000	0	28,681	0
Accrued interest payable	439	0	439	0

	Carrying Value	Fair Value Measurements at December 31, 2011 Using (in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash and cash equivalents	$ 24,855	$ 24,855	$ 0	$ 0
Securities available-for-sale	236,599	0	236,599	0
Securities held-to-maturity	1,515	0	1,526	0
Restricted securities	3,451	0	3,451	0
Loans, net of allowances for loan losses	511,829	0	0	515,105
Bank owned life insurance	21,593	0	21,593	0
Accrued interest receivable	2,528	0	2,528	0
Liabilities				
Deposits	$ 690,879	$ 0	$ 692,539	$ 0
Overnight repurchase agreements	35,001	0	35,001	0
Term repurchase agreements	1,480	0	1,481	0
Federal Home Loan Bank advances	35,000	0	39,341	0
Accrued interest payable	577	0	577	0

NOTE 16, Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory and possibly additional discretionary actions to be initiated by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. The terms Tier 1 capital, risk-weighted assets and average assets, as used in this note, are as defined in the applicable regulations. Management believes, as of December 31, 2012 and 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2012, the most recent notification from the Comptroller categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2012 and 2011 are also presented in the table.

	Capital		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
December 31, 2012:						
Total Capital to Risk Weighted Assets:						
Consolidated	$96,648	16.89%	$45,789	8.00%	N/A	N/A
Old Point National Bank	90,942	15.93%	45,668	8.00%	$57,085	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	89,491	15.64%	22,895	4.00%	N/A	N/A
Old Point National Bank	83,804	14.68%	22,834	4.00%	34,251	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	89,491	10.09%	35,466	4.00%	N/A	N/A
Old Point National Bank	83,804	9.50%	35,302	4.00%	44,128	5.00%
December 31, 2011:						
Total Capital to Risk Weighted Assets:						
Consolidated	$93,680	15.71%	$47,698	8.00%	N/A	N/A
Old Point National Bank	88,410	14.85%	47,627	8.00%	$59,534	10.00%
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	86,214	14.46%	23,849	4.00%	N/A	N/A
Old Point National Bank	80,955	13.60%	23,814	4.00%	35,720	6.00%
Tier 1 Capital to Average Assets:						
Consolidated	86,214	10.17%	33,900	4.00%	N/A	N/A
Old Point National Bank	80,955	9.60%	33,729	4.00%	42,161	5.00%

The approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Bank and Trust can distribute as dividends to the Company in 2013, without approval of the Comptroller, $6.0 million plus an additional amount equal to the Bank's and Trust's retained net profits for 2013 up to the date of any dividend declaration.

NOTE 17, Segment Reporting

The Company operates in a decentralized fashion in three principal business segments: the Bank, the Trust, and the Parent. Revenues from the Bank's operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Trust's operating revenues consist principally of income from fiduciary activities. The Parent company's revenues are mainly interest and dividends received from the Bank and Trust companies. The Company has no other segments.

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technologies and marketing strategies.

Information about reportable segments, and reconciliation of such information to the Consolidated Financial Statements as of and for the years ended December 31 follows:

2012	Bank	Trust	Unconsolidated Parent (in thousands)	Eliminations	Consolidated
Revenues					
Interest and dividend income	$ 32,544	$ 35	$ 4,267	$ (4,266)	$ 32,580
Income from fiduciary activities	0	3,214	0	0	3,214
Other income	11,313	495	660	(723)	11,745
Total operating income	43,857	3,744	4,927	(4,989)	47,539
Expenses					
Interest expense	5,775	0	6	(7)	5,774
Provision for loan losses	2,400	0	0	0	2,400
Salaries and employee benefits	17,668	2,172	500	0	20,340
Other expenses	13,372	954	240	(723)	13,843
Total operating expenses	39,215	3,126	746	(730)	42,357
Income before taxes	4,642	618	4,181	(4,259)	5,182
Income tax expense (benefit)	791	210	(6)	0	995
Net income	$ 3,851	$ 408	$ 4,187	$ (4,259)	$ 4,187
Total assets	$ 903,454	$ 5,257	$ 89,300	$ (90,512)	$ 907,499

2011	Bank	Trust	Unconsolidated (in thousands)	Eliminations	Consolidated
Revenues					
Interest and dividend income	$ 36,207	$ 41	$ 3,633	$ (3,630)	$ 36,251
Income from fiduciary activities	0	3,002	0	0	3,002
Other income	8,942	314	300	(362)	9,194
Total operating income	45,149	3,357	3,933	(3,992)	48,447
Expenses					
Interest expense	6,716	0	12	(13)	6,715
Provision for loan losses	3,700	0	0	0	3,700
Salaries and employee benefits	16,574	2,044	521	0	19,139
Other expenses	13,755	906	241	(362)	14,540
Total operating expenses	40,745	2,950	774	(375)	44,094
Income before taxes	4,404	407	3,159	(3,617)	4,353
Income tax expense (benefit)	1,056	138	(131)	0	1,063
Net income	$ 3,348	$ 269	$ 3,290	$ (3,617)	$ 3,290
Total assets	$ 845,323	$ 4,979	$ 85,989	$ (86,787)	$ 849,504

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Bank extended a line of credit to the Parent, which was primarily used to repurchase the Parent's publicly traded stock. Interest was charged at the Wall Street Journal Prime Rate minus 0.5%, with a floor of 5.0%. This loan was secured by a held-to-maturity security which matured in December of 2012. The Parent's loan was paid off in the same month. Both the Parent and the Trust companies maintain deposit accounts with the Bank, on terms substantially similar to those available to other customers. These transactions are eliminated to reach consolidated totals.

The Company operates in one geographical area and does not have a single external customer from which it derives 10 percent or more of its revenues.

NOTE 18, Condensed Financial Statements of Parent Company

Financial information pertaining to Old Point Financial Corporation (parent company only) is as follows:

Balance Sheets	December 31, 2012	December 31, 2011
	(in thousands)	
Assets		
Cash and cash equivalents	$ 220	$ 85
Securities held-to-maturity	0	145
Investment in common stock of subsidiaries	88,815	85,498
Other assets	265	261
Total assets	$ 89,300	$ 85,989
Liabilities and Stockholders' Equity		
Note payable - subsidiary	$ 0	$ 124
Common stock	24,795	24,795
Additional paid-in capital	16,392	16,310
Retained earnings	48,305	45,109
Accumulated other comprehensive loss	(192)	(349)
Total liabilities and stockholders' equity	$ 89,300	$ 85,989

Statements of Income	Years Ended December 31, 2012	Years Ended December 31, 2011
	(in thousands)	
Income:		
Dividends from subsidiary	$ 1,100	$ 800
Interest on investments	8	16
Other income	660	300
Total income	1,768	1,116
Expenses:		
Salary and benefits	500	521
Legal expenses	66	56
Service fees	147	160
Other operating expenses	33	37
Total expenses	746	774
Income before income taxes and equity in undistributed net income of subsidiaries	1,022	342
Income tax benefit	6	131
	1,028	473
Equity in undistributed net income of subsidiaries	3,159	2,817
Net income	$ 4,187	$ 3,290

Statements of Cash Flows	Years Ended December 31, 2012	2011
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 4,187	$ 3,290
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed net income of subsidiaries	(3,159)	(2,817)
Stock compensation expense	82	110
Increase in other assets	(4)	(10)
Decrease in other liabilities	(1)	0
Net cash provided by operating activities	1,105	573
Cash flows from investing activities: maturity of investment securities	145	137
Cash flows from financing activities:		
Repayment of advances from subsidiaries	(124)	(120)
Exercise of stock options	0	284
Cash dividends paid on common stock	(991)	(991)
Net cash used in financing activities	(1,115)	(827)
Net increase (decrease) in cash and cash equivalents	135	(117)
Cash and cash equivalents at beginning of year	85	202
Cash and cash equivalents at end of year	$ 220	$ 85

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this evaluation, using those criteria, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Control over Financial Reporting. There was no change in the internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Except as otherwise indicated, information called for by the following items under Part III is contained in the Proxy Statement for the Company's 2013 Annual Meeting of Stockholders (the 2013 Proxy Statement) to be held on May 28, 2013.

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company is set forth under the caption "Election of Directors" in the 2013 Proxy Statement and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement and is incorporated herein by reference. The information concerning the executive officers of the Company required by this item is included in Part I of this report on Form 10-K under the caption "Executive Officers of the Registrant." The information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Board Committees and Attendance" in the 2013 Proxy Statement and is incorporated herein by reference.

The Company has a Code of Ethics which details principles and responsibilities governing ethical conduct for all Company directors, officers, employees and principal stockholders.

A copy of the Code of Ethics will be provided free of charge, upon written request made to the Company's secretary at 1 West Mellen Street, Hampton, Virginia 23663 or by calling (757) 728-1200. The Code of Ethics is also posted on the Company's website at www.oldpoint.com in the "About" section under "Investor Relations" and then "Governance Documents" of the website. The Company intends to satisfy the disclosure requirements of Form 8-K with respect to waivers of or amendments to the Code of Ethics with respect to certain officers of the Company by posting such disclosures on its website under "Waivers of or amendments to the Code of Ethics." The Company may, however, elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure.

Item 11. Executive Compensation

The information set forth under the captions "Compensation and Benefits Committee Interlocks and Insider Participation" and "Executive Compensation" in the 2013 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2013 Proxy Statement is incorporated herein by reference.

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2013 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under the caption "Interest of Management in Certain Transactions" in the 2013 Proxy Statement is incorporated herein by reference.

The information regarding director independence set forth under the caption "Board Committees and Attendance" in the 2013 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth under the captions "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy" in the 2013 Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Consolidated Financial Statements
The following Consolidated Financial Statements and reports are included in Part II, Item 8, of this report on Form 10-K.

Report of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C.)
Consolidated Balance Sheets – December 31, 2012 and 2011
Consolidated Statements of Income – Years Ended December 31, 2012 and 2011
Consolidated Statements of Comprehensive Income – Years Ended December 31, 2012 and 2011
Consolidated Statements of Changes in Stockholders' Equity – Years Ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows – Years Ended December 31, 2012 and 2011
Notes to Consolidated Financial Statements

(a)(2) Consolidated Financial Statement Schedules
All schedules are omitted since they are not required, are not applicable, or the required information is shown in the Consolidated Financial Statements or notes thereto.

(a)(3) Exhibits
The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit No.	Description
3.1	Articles of Incorporation of Old Point Financial Corporation, as amended June 22, 2000 (incorporated by reference to Exhibit 3.1 to Form 10-K filed on March 12, 2009)
3.2	Bylaws of Old Point Financial Corporation, as amended and restated March 8, 2011 (incorporated by reference to Exhibit 3.2 to Form 8-K filed on March 10, 2011)
10.1*	Old Point Financial Corporation 1998 Stock Option Plan, as amended April 24, 2001 (incorporated by reference to Exhibit 4.4 to Form S-8 filed July 24, 2001)
10.2*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form 10-K filed March 30, 2005)
10.3*	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to Form 10-K filed March 30, 2005)
10.4*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with The Northwestern Mutual Life Insurance Company entered into with each of Robert F. Shuford, Sr., Louis G. Morris, Laurie D. Grabow and Eugene M. Jordan, II (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 30, 2005)
10.5*	Directors' Compensation (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 12, 2009)

10.6*	Base Salaries of Executive Officers of the Registrant
10.7*	Description of Management Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 10-K filed March 12, 2009)
10.7.1*	2013 Target Bonuses and Performance Goals under the Management Incentive Plan (incorporated by reference to Form 8-K filed February 13, 2013)
10.8*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with Ohio National Life Assurance Corporation entered into with each of Louis G. Morris, Laurie D. Grabow, Eugene M. Jordan, II and Melissa L. Burroughs (incorporated by reference to Exhibit 10.8 to Form 10-K filed March 14, 2008)
10.9	Memorandum of Understanding between The Old Point National Bank of Phoebus and Tidewater Mortgage Services, Inc., dated September 10, 2007 (incorporated by reference to Exhibit 10.8 to Form 10-Q filed November 9, 2007)
10.10*	Form of 162 Insurance Plan (incorporated by reference to Exhibit 10.10 to Form 10-K filed March 12, 2009)
10.11*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with Ohio National Life Assurance Corporation entered into with Joseph R. Witt (incorporated by reference to Exhibit 10.11 to Form 10-K filed March 12, 2010)
10.12*	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement with New York Life Insurance and Annuity Corporation entered into with Eugene M. Jordan, II, Robert F. Shuford, Jr, and Joseph R. Witt (incorporated by reference to Exhibit 10.12 to Form 10-K filed March 30, 2012)
21	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-K filed March 30, 2005)
23	Consent of Yount, Hyde & Barbour, P.C.
24	Powers of Attorney
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from Old Point Financial Corporation's annual report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language), furnished herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements

* Denotes management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD POINT FINANCIAL CORPORATION

/s/Robert F. Shuford, Sr.
Robert F. Shuford, Sr.,
Chairman, President & Chief Executive Officer

Date: March 29, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
/s/Robert F. Shuford, Sr. Robert F. Shuford, Sr. Date: March 29, 2013	Chairman, President & Chief Executive Officer and Director Principal Executive Officer
/s/Laurie D. Grabow Laurie D. Grabow Date: March 29, 2013	Chief Financial Officer & Senior Vice President/Finance Principal Financial & Accounting Officer
/s/James Reade Chisman* James Reade Chisman	Director
/s/Richard F. Clark* Richard F. Clark	Director
/s/Russell S. Evans, Jr.* Russell S. Evans, Jr.	Director
/s/Michael A. Glasser* Michael A. Glasser	Director
/s/Dr. Arthur D. Greene* Dr. Arthur D. Greene	Director
/s/Stephen D. Harris* Stephen D. Harris	Director
/s/John Cabot Ishon* John Cabot Ishon	Director
/s/John B. Morgan, II* John B. Morgan, II	Director
/s/Louis G. Morris* Louis G. Morris	Director
/s/Robert L. Riddle* Robert L. Riddle	Director

/s/Dr. H. Robert Schappert* Dr. H. Robert Schappert	Director
/s/Robert F. Shuford, Jr.* Robert F. Shuford, Jr.	Director
/s/Ellen Clark Thacker* Ellen Clark Thacker	Director
/s/Joseph R. Witt* Joseph R. Witt	Director

*By Robert F. Shuford, Sr., as Attorney in Fact

Date: March 29, 2013

Exhibit 31.1

CERTIFICATIONS

I, Robert F. Shuford Sr., certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

/s/Robert F. Shuford, Sr.
Robert F. Shuford, Sr.
Chairman, President & Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Laurie D. Grabow, certify that:

1. I have reviewed this annual report on Form 10-K of Old Point Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013

/s/Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Old Point Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/Robert F. Shuford, Sr.
Robert F. Shuford, Sr.
Chairman, President & Chief Executive Officer

March 29, 2013

/s/Laurie D. Grabow
Laurie D. Grabow
Chief Financial Officer & Senior Vice President/Finance

March 29, 2013